Registration Statement No.  33-56821

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                         Post-Effective Amendment No. 1
                                       To
                                    Form S-1
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
                            FARMLAND INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
     Kansas                                                     44-0209330
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                         Identification No.)
                                      2011
            (Primary Standard Industrial Classification Code Number)
            3315 N. Oak Trafficway, Kansas City, Missouri 64116-0005
                                  816-459-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  J. F. Berardi
              Executive Vice President and Chief Financial Officer
                            Farmland Industries, Inc.
            3315 N. Oak Trafficway, Kansas City, Missouri 64116-0005
                                  816-459-6201
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ( X )

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. (   )

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. (   )

                       CALCULATION OF REGISTRATION FEE

                                                            PROPOSED     PROPOSED MAXIMUM
                                            AMOUNT          MAXIMUM          AGGREGATE             AMOUNT OF
TITLE OF EACH CLASS OF                      BEING        OFFERING PRICE    OFFERING OR            REGISTRATION
SECURITY BEING REGISTERED                 REGISTERED        PER UNIT      EXCHANGE PRICE              FEE
Demand Loan Certificates              $   13,600,000          100%       $      13,600,000      $     4,690
Subordinated Capital
 Investment Certificates


    -Ten Year                         $   44,100,000          100%       $      44,100,000      $    15,207
    -Five Year                        $   44,000,000          100%       $      44,000,000      $    15,172
Subordinated Monthly Income
Capital Investment Certificates
    -Ten Year                         $   26,700,000          100%       $      26,700,000      $     9,207
    -Five Year                        $   13,100,000          100%       $      13,100,000      $     4,517

Total                                                                    $     141,500,000      $    48,793(1)

(1)The fee was paid with the filing of Form S-1 Registration Statement No. 33- 56821.

Pursuant to Rule 429, the combined prospectus filed as a part of this Registration Statement relates as well to Registrant's Form S-1 Registration Statements No. 33-49253 and No. 33-51319.

                                     PART I
                            FARMLAND INDUSTRIES, INC.

         CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K


  ITEM NUMBER AND CAPTION                  LOCATION IN PROSPECTUS

1.  Forepart of            Cover of Registration Statement
    registration           Cross Reference Sheet
    statement and          Front Page of Prospectus
    outside front cover
    page of Prospectus

2.  Inside front and       Available Information
    outside                Reports to Security Holders
      back
    cover pages of
    Prospectus

3.  Summary Information,   Prospectus Summary
    Risk Factors           Risk Factors
    and Ratio of Earnings
    to Fixed Charges
4.  Use of Proceeds        Use of Proceeds

5.  Determination of       Not Applicable
    Offering Price

6.  Dilution               Not Applicable

7.  Selling Security       Not Applicable
    Holders

8.  Plan of Distribution   Plan of Distribution

9.  Description of         Description of the Ten-Year
    Securities to be         Subordinated Capital Investment
    Registered              Certificates

                           Description of the Five-Year
                             Subordinated Capital Investment
                            Certificates

                           Description of the Ten-Year
                             Subordinated Monthly Income
                             Capital Investment Certificates

                           Description of the Five-Year
                             Subordinated Monthly Income Capital Investment Certificates

                           Description of the Demand Loan
                             Certificates

10.   Interest of Named    Legal Matters
      Experts and Counsel

11.   Information with
      Respect to the
      Registrant

    (a)  1.  General       The Company
             Development   Business - General
             of Business

       2.  Financial       Note 12 of Notes to Consolidated
           Information       Financial Statements
           About
           Industry
           Segments

       3.  Description of  Business
           Business

    (b)  Description of    Business
         Properties

    (c)  Legal Proceedings Legal Proceedings

    (d)  Market Price of   Not Applicable
         and Dividends on
         the Registrant's
         Common Equity and
         Related
         Stockholder
         Matters

    (e)  Financial         Index to Farmland
         Statements        Consolidated
                           Financial Statements

    (f)  Selected          Selected Consolidated Financial
         Financial Data      Data

    (g)  Supplementary     Not Applicable
         Financial
         Information

    (h)  Management's      Management's Discussion and
         Discussion and      Analysis of Financial Condition
         Analysis of         and Results of Operations
         Financial
         Condition and
         Results of
         Operations

    (i)  Changes in and    Not Applicable
         Disagreements
         with
         Accountants on
         Accounting and
         Financial
         Disclosure

    (j)  Directors and     Management
         Executive
         Officers

    (k)  Executive         Executive Compensation
         Compensation

    (l)  Security          Not Applicable
         Ownership of
         Certain
         Beneficial
         Owners and
         Management

    (m)  Certain           Certain Transactions
         Relationships and
         Related
         Transactions

12.   Disclosure of        Not Applicable
      Commission Position
      on Indemnification
      for Securities Act
      Liabilities



PROSPECTUS
                 SUBJECT TO COMPLETION, DATED OCTOBER     , 1995

                            FARMLAND INDUSTRIES, INC.

                                                                                 Amounts Offered to:
                                                                             The General       Existing
                                                                                Public      Security Holders
SUBORDINATED CAPITAL INVESTMENT CERTIFICATES
     TEN-YEAR                                                              $       25,037,000  $    19,258,000
     FIVE-YEAR                                                             $       34,640,000  $    23,289,000
SUBORDINATED MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES
     TEN-YEAR                                                              $       16,161,000  $    19,211,000
     FIVE-YEAR                                                             $        9,635,000  $     9,843,000
DEMAND LOAN CERTIFICATES                                                   $       57,037,000  $          -0-


     SEE "RISK FACTORS" ON PAGE 8 FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THESE SECURITIES. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Farmland Industries, Inc. ("Farmland" or the "Company") is offering: (1) to the owners of its Subordinated Capital Investment Certificates the right to exchange (see "Exchange Offer") such certificates for an equivalent principal amount of any Subordinated Monthly Income Capital Investment Certificate ($5,000 minimum) which, at the time of the exchange, is being offered by this Prospectus, and (2) to the owners of its Subordinated Capital Investment Certificates, which have been held until eligible for redemption prior to maturity at the option of the owner, the right to exchange such certificates for an equivalent principal amount of any Subordinated Capital Investment Certificate which, at the time of the exchange, is being offered by this Prospectus. This offer will expire at 12:00 P.M. Eastern Standard Time on December 31, 1995, unless terminated prior to such date.



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


              The date of this Prospectus is October    , 1995

                                   (Continued from preceding page)

                                                                         Underwriting
                                                          Price to        Discounts         Proceeds to
                                                         Public(1)      Commissions(2)      Farmland(2)

Subordinated Capital Investment Certificates*
     --$100 minimum
          Ten-Year Total                            $         25,037,000                 $        25,037,000
          Five-Year Total                           $         34,640,000                 $        34,640,000
Subordinated Monthly Income Capital
  Investment Certificates*
     --$5,000 minimum (additional units in
     incremental amounts of $1,000 or more)
          Ten-Year Total                            $         16,161,000                 $        16,161,000
          Five-Year Total                           $          9,635,000                 $         9,635,000
Demand Loan Certificates*
     --$100 minimum
          Total                                     $         57,037,000                 $        57,037,000


*See "Determination of the Certificate Interest Rate."

(1) Farmland's offering of Subordinated Capital Investment Certificates, Subordinated Monthly Income Capital Investment Certificates and Demand Loan Certificates (referred to herein as "Debt Certificates") is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. (NASD). As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to individuals or entities who are members of a defined group, the definition of which has been approved by the NASD.

(2) The Debt Certificates offered hereby for cash and for exchange are offered on a "best efforts" basis by Farmland Securities Company and American Heartland Investments, Inc. and may be offered by other broker-dealers selected by Farmland. See "Plan of Distribution." The offering is for an indeterminate period of time, not expected to be in excess of two years with no minimum amount of securities which must be sold. The proceeds to Farmland are before deducting estimated commissions and expenses to be paid by Farmland of $4,295,000 and $406,000, respectively, assuming that all securities offered hereby are sold.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


                           REPORTS TO SECURITY HOLDERS

     Farmland intends to make available to holders of its Debt Certificates, upon written request from any such holder to the address stated on page 4, a copy of the latest annual report containing the audited consolidated financial statements of Farmland and its subsidiaries.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FARMLAND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE RESPECTIVE DATES AT WHICH INFORMATION IS GIVEN HEREIN OR THE DATE OF THIS PROSPECTUS.


                                TABLE OF CONTENTS

                                                                         Page

    PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . .    4
    RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
    SELECTED CONSOLIDATED FINANCIAL DATA  . . . . . . . . . . . . . . . . .   12
    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
       FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS   . . . . . . . . . . . . . . . . . . . . . .   14
    DETERMINATION OF THE CERTIFICATE INTEREST RATE  . . . . . . . . . . . .   25
    USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
    PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . .   26
    EXCHANGE OFFER  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
    HOW TO ACCEPT EXCHANGE OFFER  . . . . . . . . . . . . . . . . . . . . .   28
    HOW TO TRANSFER OWNERSHIP . . . . . . . . . . . . . . . . . . . . . . .   28
    DESCRIPTION OF THE TEN-YEAR SUBORDINATED CAPITAL
       INVESTMENT CERTIFICATES  . . . . . . . . . . . . . . . . . . . . . .   28
    DESCRIPTION OF THE FIVE-YEAR SUBORDINATED CAPITAL
       INVESTMENT CERTIFICATES  . . . . . . . . . . . . . . . . . . . . . .   32
    DESCRIPTION OF THE TEN-YEAR SUBORDINATED
       MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES   . . . . . . . . . .   36
    DESCRIPTION OF THE FIVE-YEAR SUBORDINATED
       MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES   . . . . . . . . . .   40
    DESCRIPTION OF THE DEMAND LOAN CERTIFICATES . . . . . . . . . . . . . .   43
    LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
    THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
    BUSINESS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   46
    PATRONAGE REFUNDS AND DISTRIBUTION OF NET EARNINGS  . . . . . . . . . .   58
    EQUITY REDEMPTION PLANS . . . . . . . . . . . . . . . . . . . . . . . .   58
    LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . .   61
    EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   61
    QUALIFIED INDEPENDENT UNDERWRITER . . . . . . . . . . . . . . . . . . .   62
    MANAGEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   63
    EXECUTIVE COMPENSATION  . . . . . . . . . . . . . . . . . . . . . . . .   67
    CERTAIN TRANSACTIONS  . . . . . . . . . . . . . . . . . . . . . . . . .   69
    INDEX TO FARMLAND CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . .   70



                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless the context requires otherwise, (i) "Farmland" or the "Company" herein refers to Farmland Industries, Inc. and its consolidated subsidiaries, (ii) all references herein to "year" or "years" are to fiscal years ended August 31, and
(iii) all references herein to "tons" are to United States short tons.

                            FARMLAND INDUSTRIES, INC.
                             P. O. Box 7305
                             Kansas City, Missouri 64116
                             Telephone (816) 459-6000

Business Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri that is owned primarily by its members and operates on a cooperative basis. In 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. Founded originally in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $6.6 billion during 1994.

          The Company is the largest cooperative in the United States in terms of revenues. The Company's principal U.S. trade territory is comprised of 22 midwestern states. During the three years ended December 31, 1992, average production in those states, as a percent of the United States total, accounted for 82% of wheat production, 88% of corn production, 81% of soybean production, 72% of cattle production, and 82% of hog production. Farmland has endeavored to develop a significant presence in international markets. In 1994, Farmland had exports to approximately 85 countries, and derived 37% of its grain revenues from export sales. Substantially all foreign grain sales generally are paid in U.S. Dollars.

          The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

          The Company's farm supply operations consist of three principal product divisions - petroleum, crop production and feed - that produce and distribute farm supply products principally at wholesale. Over 50% of the Company's farm supply products sold in 1994 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 65% of the Company's farm supply products sold in 1994 were to farm cooperative associations which are members (as defined below) of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.

          On the output side, the Company's processing and marketing operations include the processing of pork and beef, the marketing of fresh pork, processed pork and fresh beef and the storage and marketing of grain. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1994 were processed in plants owned by the Company.

          No material part of the business of any segment of the Company is dependent on a single customer or a few customers. The Company competes for market share with numerous participants (including other cooperatives) with various levels of vertical integration, product and geographical diversification, sizes and types of operations.
          Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included herein.

                                  THE OFFERING

                                                                                          OFFERED AT 100% OF
                                                                                          AGGREGATE FACE AMOUNT

                                                                                  FOR                FOR
                                                                                  CASH             EXCHANGE

Description of Securities* (see pages 28, 32, 36, 40, and 43):
     Subordinated Capital Investment Certificates - $100 Minimum
       Interest payable or compounded semiannually at the
       Certificate Interest Rate
          10-year maturity                                                   $      25,037,000  $      19,258,000
            5-year maturity                                                  $      34,640,000  $      23,289,000
     Subordinated Monthly Income Capital Investment Certificates
     - $5,000 Minimum (additional units may be purchased in
        increments of $1,000 or more)
       Interest payable monthly at the Certificate Interest Rate
          10-year maturity                                                   $      16,161,000  $      19,211,000
            5-year maturity                                                  $       9,635,000  $       9,843,000
     Demand Loan Certificates - $100 minimum                                 $      57,037,000  $         -0-


*Subordinated Capital Investment Certificates and Subordinated
 Monthly Income Capital Investment Certificates are referred to in this Prospectus as "Subordinated Debt Certificates."

PLAN OF DISTRIBUTION
     Offered on a best efforts basis by Farmland Securities Company ("FSC") and American Heartland Investments, Inc. ("AHI") and may be offered by selected broker-dealers. See "Plan of Distribution."

UNDERWRITING DISCOUNTS AND COMMISSIONS
     Farmland will pay commissions to FSC not to exceed 4% of the sale price of Demand Loan Certificates and Subordinated Debt Certificates being offered. Farmland will pay all expenses and liabilities incurred by FSC, limited to an amount not to exceed 3% of the aggregate sales price of Demand Loan and Subordinated Debt Certificates being offered. Farmland will pay to AHI and to other selected broker-dealers for their services a sales commission of not more than 4% of the face amount of the Subordinated Debt Certificates and not more than 1/2 of 1% of the face amount of the Demand Loan Certificates which the broker-dealers sell. See "Plan of Distribution."

PURPOSE OF THE EXCHANGE OFFER
     The purpose of the exchange offer is to extend the period of time for which Farmland may utilize funds borrowed from an investor in its Subordinated Debt Securities.

METHOD OF TRANSACTING AN EXCHANGE
     The exchange offer may be accepted by delivering any of the Subordinated Debt Certificates which are eligible for exchange, to Farmland Securities Company, P.O. Box 7305, Kansas City, Missouri 64116, Dept. 79 or to American Heartland Investments, Inc., P. O. Box 1303, Salina, Kansas
     67402. Such certificates should be assigned to Farmland in the transfer section (on the reverse side of the certificate) and endorsed by all persons whose names appear on the face of the certificate. For additional information regarding the exchange, see "How to Accept Exchange Offer," or call (816) 459-6360 or write to the above address for specific information.

USE OF PROCEEDS
     Any proceeds received will be used to fund portions of capital expenditures which are estimated to be approximately $323.4 million through the two-year period ending August 31, 1997, or to redeem any of the $54.1 million of outstanding Subordinated Debt Certificates, which mature at various times prior to August 31, 1997, or to redeem any outstanding Subordinated Debt Certificates prior to maturity at the request of owners to the extent provided in each Subordinated Debt Certificates' trust indenture. See "Use of Proceeds," "Business - Other Matters - Capital Expenditures," and "Description of Subordinated Capital Investment Certificates," "Description of Subordinated Monthly Income Capital Investment Certificates" and "Description of Demand Loan Certificates."

SELLING PRICE
     100% of Face Amount.

PROVISIONS FOR REDEMPTION OR PREPAYMENT
     Owners of the Subordinated Debt Certificates may not liquidate their investments except under restricted conditions summarized below and as more fully stated in each of the Subordinated Debt Certificate's respective trust indenture.

     A. Farmland will not redeem any of the Ten-Year Subordinated Capital Investment Certificates prior to maturity except:

          (i) upon death of an owner; or,

          (ii) after the date any Ten-Year Subordinated Capital Investment Certificate becomes eligible for redemption prior to maturity at the option of the owner, in additional amounts limited in any month to the greater of $500,000 or 1/2 of 1% of the balance outstanding under the Ten-Year Subordinated Capital Investment Certificates' trust indenture at the end of the previous month, provided such balance outstanding is greater than $5,000,000. If such balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Ten-Year Subordinated Capital Investment Certificates outstanding under such trust indenture.

     B. Farmland will not redeem any of the Five-Year Subordinated Capital Investment Certificates prior to maturity except:

          (i) upon death of an owner; or,

          (ii) after the date any Five-Year Subordinated Capital Investment Certificate becomes eligible for redemption prior to maturity at the option of the owner, in additional amounts limited in any month to the greater of $500,000 or 1/2 of 1% of the balance outstanding under the Five-Year Subordinated Capital Investment Certificates' trust indenture at the end of the previous month, provided such balance outstanding is greater than $5,000,000. If such balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Five-Year Subordinated Capital Investment Certificates outstanding under such trust indenture.


     C. Farmland will not redeem the Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon the death of an owner.

     Farmland has the right to call the Subordinated Capital Investment Certificates any time after two years from the date of issuance thereof. See the subcaption, "Redemption" within the description of each type of certificate.


                              RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following risk factors before purchasing the Demand Loan Certificates and Subordinated Debt Certificates offered hereby.


INCOME TAX MATTERS

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of a $237.2 million gain resulting from its sale, in July 1983, of the stock of Terra Resources, Inc. ("Terra") and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24.8 million distribution received in 1983 from Terra.

     On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs are due November 15, 1995.

     If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $178.3 million, before tax benefits of the interest deduction, through August 31, 1995), or $264.1 million in the aggregate at August 31, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

     The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Subordinated Debt Certificates, the Demand Loan Certificates and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing financing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources".


SUBORDINATION AND ADDITIONAL DEBT

     The Subordinated Debt Certificates offered by this Prospectus for sale and for exchange are subordinated in right of payment to all existing and future Senior Indebtedness (as defined below). Senior Indebtedness of Farmland includes the Demand Loan Certificate, money borrowed from time to time from certain financial institutions and amounts due and payable under any instrument which provides that such amounts are to be Senior Indebtedness. There is no limitation under any of the trust indentures pursuant to which the Subordinated Debt Certificates and the Demand Loan Certificates are issued on the amount of additional debt (secured or unsecured; non-subordinated or subordinated) for which Farmland may become liable. On the date of this Prospectus, in accordance with covenants in certain borrowing and lease agreements, the total amount of funded debt and senior funded debt outstanding may not exceed 52% and 43% of capitalization, respectively. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and the subcaption "Subordination" within the description of each type of certificate.

     The Demand Loan Certificates are general unsecured and non-subordinated obligations of the Company and rank on parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.

     In addition, the Demand Loan Certificates and the Subordinated Debt Certificates will be effectively subordinated to all obligations of Farmland's subsidiaries. Any right of Farmland to receive assets of any of its subsidiaries upon the liquidation or recapitalization of any such subsidiary (and the consequent right of holders of the Demand Loan Certificates and the Subordinated Debt Certificates to participate in those assets) will be subject to the claims of such subsidiary's creditors, except to the extent that Farmland itself is recognized as a creditor of such subsidiary. Even if Farmland is recognized as a creditor of a subsidiary, Farmland's claims still would be subject to any security interests in the assets of such subsidiary and any indebtedness or other liability of such subsidiary that is senior to Farmland's claims. Accordingly, by operation of the foregoing principles, the Demand Loan Certificates and the Subordinated Debt Certificates will be effectively subordinated to all indebtedness and other liabilities, including trade accounts payable, of Farmland's subsidiaries.

     As of May 31, 1995, (i) the Company had outstanding $350.1 million aggregate principal amount of Senior Indebtedness, including the Demand Loan Certificates, (ii) the Company had outstanding $296.1 million aggregate principal amount of subordinated indebtedness, including the Subordinated Debt Certificates, (iii) certain of the Company's subsidiaries had outstanding $170.2 million aggregate principal amount of indebtedness, of which $140.0 million was nonrecourse to the Company, and (iv) other instruments (principally long-term leases) then in effect provide for aggregate payments over nine years of approximately $112.2 million.


RESTRICTED REDEMPTION RIGHTS OF HOLDERS OF SUBORDINATED DEBT CERTIFICATES

     OWNERS OF THE SUBORDINATED DEBT CERTIFICATES MAY NOT LIQUIDATE THEIR INVESTMENTS EXCEPT UNDER RESTRICTED CONDITIONS SUMMARIZED BELOW AND MORE FULLY STATED IN EACH OF THE SUBORDINATED DEBT CERTIFICATES RESPECTIVE TRUST INDENTURE THE RESTRICTED REDEMPTION RIGHTS OF HOLDERS OF THE SUBORDINATED DEBT CERTIFICATES MAY BE UNSUITABLE TO THE INVESTMENT OBJECTIVES OF CERTAIN PROSPECTIVE INVESTORS.

     Farmland will not redeem any of the Subordinated Capital Investment
Certificates prior to maturity except:     (i)  upon death of an owner; or,
       (ii) after the date any Subordinated Capital Investment Certificate becomes eligible for redemption prior to maturity at the option of the owner, in additional amounts limited in any month to the greater of $500,000 or 1/2 of 1% of the balance outstanding under the Subordinated Capital Investment Certificates' respective trust indenture at the end of the previous month, provided such balance outstanding is greater than $5,000,000. If such balance outstanding is less than $5,000,000, there will be no limitation on early redemption of eligible Subordinated Capital Investment Certificates outstanding under such trust indenture..

     Farmland will not redeem the Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon the death of an owner.

     Farmland has the right to call the Subordinated Capital Investment Certificates any time after two years from the date of issuance thereof. See the subcaption "Redemption" within the description of each type of certificate.


SOURCE OF FUNDS TO PAY INTEREST AND PRINCIPAL

     Farmland does not establish special cash reserves for payment of principal or interest on its Demand Loan and Subordinated Debt Certificates. In the past, Farmland has relied on general corporate funds provided by operations, sales of assets, and other borrowings (including the issuance of other Demand Loan and Subordinated Debt Certificates) to fund such payments. Farmland intends to make interest payments on and to redeem Demand Loan and Subordinated Debt Certificates in accordance with the respective trust indentures with cash from operations, borrowings, and from issuance of other Demand Loan or Subordinated Debt Certificates.


GENERAL FACTORS AFFECTING THE BUSINESS

     The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemical applications that they use. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.


LIMITED ACCESS TO EQUITY CAPITAL MARKETS

      As a cooperative, the Company cannot sell its common equity securities to traditional public or private markets. Instead, equity is raised largely from cooperative voting members, associate members and other persons with which Farmland is a party to a currently effective patronage agreement (''patrons''). Farmland's members provide equity through the reinvestment of a portion of the patronage refunds receivable from the Company. Unless the context otherwise requires, the term ''member'' as used in this Prospectus Supplement and the accompanying Prospectus means any voting member, any associate member or any patron. See ''Business - Patronage Refunds and Distribution of Net Earnings'' and '' - Equity Redemption Plans" included herein.


ENVIRONMENTAL MATTERS

      The Company is subject to various stringent federal, state and local environmental laws and regulations in the United States which regulate the Company's petroleum operations, farm supply manufacturing and distribution operations, its food processing and marketing operations and its grain marketing operations, or which may impose liability for the cleanup of environmental contamination. The Company has incurred and will continue to incur substantial capital expenditures and operating costs related to these laws and regulations. The Company cannot, however, predict the impact of new or amended laws or regulations, nor can it predict with certainty how existing laws and regulations will be enforced or interpreted. See ''Management's Discussion and Analysis of Financial Condition and Results of Operation - Matters Involving the Environment'' herein and ''Business - Matters Involving the Environment'' included herein.

      Many of the Company's current and former facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws. As a result of such operations, the soil and groundwater at or under certain of the Company's current and former facilities have been contaminated, but to date the Company has not been required to make material expenditures in connection with the cleanup of contamination at any such facility. However, material expenditures may be required by the Company in the future to remediate contamination from past or future releases of hazardous substances or wastes.

      The Company wholly or jointly owns or operates 54 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 17 properties. The Company has also been identified as a potentially responsible party (a ''PRP'') under the federal Comprehensive Environmental Response, Compensation and Liability Act (''CERCLA'') at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at six such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owner or operator of a contaminated property, and companies that generated, disposed of, or arranged for the disposal of, hazardous substances found at the property. During 1993 and 1994, the Company paid approximately $.5 million and $1.4 million, respectively, for environmental investigation and remediation.

      The Company currently is aware of probable obligations for environmental matters at 20 properties. As of May 31, 1995, the Company has made an environmental accrual of $8.4 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

      The Company's actual final costs of resolving certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24.0 million.


ABSENCE OF PUBLIC MARKET

      There is currently no trading market for Farmland's Subordinated Debt Certificates or Demand Loan Certificates. It is unlikely that a secondary market for these securities will develop.


AFFILIATED UNDERWRITER

      Farmland Securities Company ("FSC") is a wholly-owned subsidiary of Farmland. FSC's business is limited to the offer and sale of securities issued by Farmland. This offering is being made in compliance with terms of a partial exemption from requirements of Schedule E of the NASD Bylaws; no persons, other than persons associated with Farmland or FSC, participated in determining the price and other terms of the securities offered hereby. See "Plan of Distribution" included herein.


POTENTIAL TAXABLE GAINS OR LOSSES FROM THE EXCHANGE

      An exchange of Certificates in a transaction permitted by this Prospectus could result in a gain or a loss for purposes of determining taxable income of holders of Certificates. See "Exchange Offer" included herein.


                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of the end of and for each of the years in the five-year period ended August 31, 1994 are derived from the Consolidated Financial Statements of the Company, which Consolidated Financial Statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of August 31, 1994 and 1993 and for each of the years in the three-year period ended August 31, 1994 (the "Consolidated Financial Statements"), and the independent auditors' report thereon, are included elsewhere herein. The following selected consolidated financial data as of and for the nine-month periods ended May 31, 1995 and May 31, 1994 are derived from unaudited Condensed Consolidated Financial Statements of the Company (the "May 31, 1995 Financial Statements") included elsewhere herein. The May 31, 1995 Financial Statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the results of operations for the periods covered thereby. The information set forth below should be read in conjunction with information appearing elsewhere herein: "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and related notes, and the independent auditors' report which contains an explanatory paragraph concerning income tax adjustments proposed by the IRS relating to Terra and the May 31, 1995 Financial Statements and related notes.

                                                                                            Nine Months  Nine Months
                                                                                                Ended       Ended
                                                   Year Ended August 31                         May 31      May 31

                          1990          1991           1992         1993         1994        1994           1995

                                                            (Amounts in Thousands except ratios)

Summary of Operations:(1)(2)(3)
Net Sales         . . . . $3,377,603   $3,638,072   $3,429,307  $4,722,940   $6,677,933   $4,981,747   $5,325,044
Operating Profit of Industry
  Segments        . . . .    154,811      156,765      160,912      86,579      155,049      110,465      212,644
Interest Expense (net of interest
  capitalized)    . . . .     30,090       36,951       27,965      36,764       51,485      (38,310)     (39,431)
Income (Loss) Before Income
  Taxes and


  Extraordinary Item  . .     58,184       50,166       70,504     (36,833)      78,766       45,563      150,482
Net Income (Loss) . . . . $   48,580   $   42,693   $   62,313  $  (30,400)  $   73,876   $   43,308  $   129,043


DISTRIBUTION OF NET EARNINGS:
Patronage Refunds:
  Equity Reinvestments  . $   24,403   $   17,837   $    1,038  $    1,155   $   44,032       Note 4       Note 4
  Cash or Cash
     Equivalent   . . . .      8,800       12,571       17,918         495       26,580       Note 4       Note 4
Earned Surplus and Other
  Equities        . . . .     15,377       12,285       43,357     (32,050)       3,264       Note 4       Note 4
                  . . . .
                  . . . . $   48,580   $   42,693   $   62,313  $  (30,400)  $   73,876       Note 4       Note 4
  RATIO OF EARNINGS TO FIXED
  CHARGES(5)      . . . .         2.2         1.9         2.5      Note 5           2.2          1.9          4.1

BALANCE SHEETS:
Working Capital . . . . . $  121,518   $  122,124   $  208,629  $  260,519   $  290,704   $  267,924  $   332,547
Property, Plant and
  Equipment,Net   . . . .    469,710      490,712      446,002     504,378      501,290      499,203      575,591
Total Assets      . . . .  1,352,889    1,369,231    1,526,392   1,719,981    1,926,631    1,873,542    2,078,504
Long-Term Debt (excluding
  current maturities)   .    273,071      291,192      322,377     485,861      517,806      459,116      481,547
Capital Shares and
  Equities        . . . .    476,011      497,364      588,129     561,707      585,013      553,064 (4)  584,727 (4)


(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources" for a discussion of the pending income tax litigation relating to Terra, a former subsidiary of the Company.

(2) During 1991, the Company changed its method for inventory pricing of certain petroleum inventories from the first-in, first-out (FIFO) method previously used to the last-in, first-out (LIFO) method because the LIFO method better matches current costs with current revenues. Pro forma effects of retroactive application of the LIFO method are not determinable.

(3)  Acquisitions and Dispositions:

     (a) In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of National Beef Packing Company, L.P. ("NBPC"), a limited partnership. The purchase price of NCI ($4.4 million) was paid in cash. See Note 2 of the Notes to Consolidated Financial Statements included herein.

     (b) In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31.4 million) was paid in cash. See Note 2 of the Notes to Consolidated Financial Statements included herein.

     (c) During 1993, Farmland acquired a 58% interest in NBPC (having increased to 68% effective March 1, 1995). Effective April 15, 1993, NBPC acquired Idle Wild Foods, Inc.'s beef packing plant and feedlot located in Liberal, Kansas. See Note 2 of the Notes to Consolidated Financial Statements included herein.

     (d) On August 30, 1993, The Cooperative Finance Association ("CFA") purchased 10,113,000 shares of its voting common stock from Farmland as part of a recapitalization plan which established CFA as an independent finance association for its members. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method.

     (e) Effective June 30, 1992, the Company acquired the grain marketing assets of Union Equity Co-Operative Exchange ("Union Equity"). See
          Note 2 of the Notes to Consolidated Financial Statements included herein.

     (f) The following unaudited financial information for the years ended August 31, 1992 and 1993 presents pro forma results of operations of the Company as if the disposition of CFA and the acquisitions of Union Equity and NBPC had occurred at the beginning of each period presented. The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense, and increased interest expense both on recourse and nonrecourse debt assumed in the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years 1992 and 1993. See
          Note 2 of the Notes to Consolidated Financial Statements included herein.

                                                   August 31 (Unaudited)
                                                    1992                 1993
                                                   (Amounts in Thousands)
     Net Sales . . . . . . . . . . . . . . . . . $  5,441,303     $ 5,357,867
     Income (Loss) Before Extraordinary Item . . $     47,225     $   (44,040)

(4) In accordance with the bylaws of Farmland, the member-sourced portion of consolidated earnings (before income taxes) is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such earnings is determined on the basis of the quantity or value of business done by Farmland during the year with or for members entitled to receive patronage refunds. As this determination is made only after the end of the fiscal year, and because the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash or Farmland equity (common stock, associate member common stock or capital credits) is determined (by the Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of interim net income has been reflected as a separate item in Farmland's May 31, 1995 condensed consolidated balance sheet and is not included in capital shares and equities at May 31, 1995.

(5) In computing the ratio of earnings to fixed charges, earnings represent pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the Company's share of 50%-owned entities and any distributed earnings (but not losses or undistributed earnings) of less-than-50% owned entities plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically maintained two primary sources for debt capital: a substantially continuous public offering of its debt securities (the "continuous debt program") and bank lines of credit.

     The Company's debt securities issued under the continuous debt program generally are offered on a best-efforts basis through the Company's wholly owned broker-dealer subsidiary, Farmland Securities Company, and through American Heartland Investments, Inc. (which is not affiliated with Farmland), and also may be offered by selected unaffiliated broker-dealers. The types of securities offered in the continuous debt program include certificates payable on demand and five- and ten-year subordinated debt certificates. The total amount of such debt outstanding and the flow of funds to, or from, the Company as a result of the continuous debt program are influenced by the rate of interest which Farmland establishes for each type of debt certificate offered and by options of Farmland to call for redemption certain of its outstanding debt certificates. During the year ended August 31, 1994, and the nine months ended May 31, 1995, the outstanding balance of demand loan and subordinated debt certificates increased by $17.6 million and $8.7 million, respectively.

     Farmland has a $650.0 million Credit Agreement. The Credit Agreement provides short-term credit of up to $450.0 million to finance seasonal operations and inventory, and revolving term credit of up to $200.0 million. At May 31, 1995, short-term borrowings under the Credit Agreement were $183.0 million, revolving term borrowings were $50.0 million and $37.9 million was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

     Farmland pays commitment fees under the Credit Agreement of 1/10 of 1% annually on the unused portion of the short-term commitment and 1/4 of 1% annually on the unused portion of the revolving term commitment. In addition, Farmland must maintain consolidated working capital of not less than $150.0 million, consolidated net worth of not less than $475.0 million and funded indebtedness and senior funded indebtedness of not more than 52% and 43% of Combined Total Capitalization (as defined in the Credit Agreement), respectively. All computations are based on consolidated financial data adjusted to exclude nonrecourse subsidiaries (as defined in the Credit Agreement). At May 31, 1995, Farmland was in compliance with all covenants under the Credit Agreement. The Credit Agreement expires in May 1997.

     The Company maintains other borrowing arrangements with banks and financial institutions. Under such agreements, at May 31, 1995, $47.2 million was borrowed and letters of credit issued by banks amounted to $37.9 million. Financial covenants of these arrangements generally are not more restrictive than under the Credit Agreement.


     In the opinion of management, these arrangements for debt capital are adequate for the Company's present operating and capital plans. However, alternative financing arrangements are continuously evaluated.


     NBPC, 68%-owned by Farmland, maintains borrowing agreements with a group of banks which provide financing support for its beef packing operations. Such borrowings are nonrecourse to Farmland or Farmland's other affiliates. At May 31, 1995, $90.0 million was available under this facility of which $65.7 million was borrowed and $1.3 million was utilized to support letters of credit. In addition, NBPC has incurred certain long-term borrowings from Farmland. NBPC has pledged certain assets to Farmland and such group of banks to support its borrowings.

     Tradigrain, which is comprised of seven international grain trading subsidiaries of Farmland, has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. Obligations of Tradigrain under these loan agreements are nonrecourse to Farmland or Farmland's other affiliates.

     Leveraged leasing has been utilized to finance railcars and a substantial portion of the Company's fertilizer production equipment. Under the most restrictive covenants of its leases, the Company has agreed to maintain working capital of at least $75.0 million, Consolidated Funded Debt of not greater than 65% of Consolidated Capitalization and Senior Funded Debt of not greater than 50% of Consolidated Capitalization (all as defined in the most restrictive lease).

     As a cooperative, Farmland's member-sourced net earnings (i.e., income from business done with or for members) are distributed to its voting members, associate members and patrons in the form of common equity, capital credits or cash. For this purpose, net income or loss was determined in accordance with the requirements of federal income tax law up to 1994 and is determined in accordance with generally accepted accounting principles in 1995 and after. Other income is treated as "nonmember-sourced income". Nonmember-sourced income is subject to income tax and after-tax earnings are transferred to earned surplus. Under Farmland's bylaws, the member-sourced income is distributed to members as patronage refunds unless the earned surplus account, at the end of that year, is lower than 30% of the sum of the prior year-end balance of outstanding common stock, associate member stock, capital credits, nonmember capital and patronage refunds for reinvestment. In such cases, member-sourced income is reduced by the lesser of 15% or an amount required to increase the earned surplus account to the required 30%. The amount by which the member-sourced income is so reduced is treated as nonmember-sourced income. The member-sourced income remaining is distributed to members as patronage refunds. For the years 1992, 1993 and 1994, the earned surplus account exceeded the required amount by $49.5 million, $3.8 million and $2.3 million, respectively.

     Generally, a portion of the patronage refund is distributed in cash and the balance (the "invested portion") is distributed in common stock, associate member common stock or capital credits (depending on the membership status of the recipient), or the Board of Directors may determine to distribute the invested portion in any other form or forms of equities. The invested portion of the patronage refund is determined annually by the Board of Directors, but the invested portion of the patronage refund is not deductible for federal income tax purposes when it is issued unless at least 20% of the amount of the patronage refund is paid in cash. The invested portion of the patronage refund is a source of funds from operations which is retained for use in the business and increases Farmland's equity base. Common stock and associate member common stock representing the invested portion of patronage refunds may be redeemed by cash payments from Farmland to holders thereof who participate in Farmland's base capital plan. Capital credits and other equities of Farmland and Farmland Foods, Inc., a 99% owned subsidiary ("Foods"), may be redeemed under other equity redemption plans. The base capital plan and other equity redemption plans are described under "Business - Equity Redemption Plans" included herein.

     In 1994, operations generated a net cash inflow of $106.0 million. Other major cash sources in 1994 included $34.6 million from dispositions of investments and notes receivable, $17.9 million (net) from investors in demand loan and subordinated debt certificates and $17.1 million from sales of property, plant and equipment.

     The primary uses of cash in 1994 included $69.8 million for capital additions or improvements, $36.6 million (net) for repayment of bank loans and other notes payable, $35.8 million for acquisition of businesses (Tradigrain and NCI) and $22.1 million for investments and notes receivable.

     Major uses of cash during the nine months ended May 31, 1995 include net payments of $90.1 million to decrease the balance of bank loans and other notes outstanding, $26.3 million for patronage refunds and dividends distributed from earnings of the 1994 fiscal year, $86.5 million for capital expenditures, $12.3 million for the redemption of equities under the Farmland base capital plan and special redemption plan and $19.0 million for acquisition of investments and notes receivable. Major sources of cash in the same period included $87.0 million from operations, $56.3 million from an increase in the balance of checks and drafts outstanding and $37.6 million from the disposition of investments and notes receivable.

     In July 1983, Farmland sold the stock of Terra, a wholly owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237.2 million for tax reporting purposes.

     On March 24, 1993, the IRS issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of a $237.2 million gain resulting from its sale, in July 1983, of the stock of Terra and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24.8 million distribution received in 1983 from Terra.

     On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs are due November 15, 1995.

     If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $178.3 million, before tax benefits of the interest deduction, through August 31, 1995), or $264.1 million in the aggregate at August 31, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

     The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Subordinated Debt Certificates, the Demand Loan Certificates and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing financing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded.

     No provision has been made in the Consolidated Financial Statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims.

     In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct. Such counsel has further advised, however, that none of the issues involved in this dispute is free from doubt, and there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.


RESULTS OF OPERATIONS FOR YEARS ENDED AUGUST 31, 1992, 1993 AND 1994

     The Company's revenues, margins and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies and U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemical applications that they use. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact the Company's operations. Historically, changes in the costs of raw materials used in the manufacture of the Company's finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold by the Company. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.

     The increase (decrease) in sales and operating profit by business segment in each of the years in the three-year period ended 1994, compared with the respective prior year, is presented in the table below.

     Management's discussion of business segment sales, operating profit or loss and other factors affecting the Company's income before income taxes and extraordinary item during 1992, 1993 and 1994 follows the table.

                                                                             Change in Income Before Income
                                             Change in Sales                  Taxes and Extraordinary Item
                                     1992         1993        1994          1992        1993         1994
                                   Compared     Compared    Compared      Compared    Compared     Compared
                                   with 1991    with 1992  with 1993     with 1991    with 1992    with 1993
                                            (Amounts in Millions)                     (Amounts in Millions)
INCREASE (DECREASE) OF
BUSINESS SEGMENT -
SALES AND OPERATING
PROFIT OR LOSS:
  Petroleum   . . . . . . . . . .  $    (210)   $    (92)   $    (32)    $      17    $     (13)   $     32
  Crop Production   . . . . . . .       (138)        (13)        278           (13)         (60)         74
  Feed    . . . . . . . . . . . .        (21)         34          49            (3)          (1)         (4)
  Food Processing and Marketing           21         563         943            14           (8)          4
  Grain Marketing   . . . . . . .        155         798         674            (1)           1         (34)
  Other   . . . . . . . . . . . .        (16)          4          43           (10)           7          (4)
                                   $    (209)   $  1,294    $  1,955     $       4    $     (74)   $     68
CORPORATE EXPENSES AND OTHER:
General corporate expenses (increase) decrease  . . . . . . . . . . . .         13            9          (9)
Other income and deductions (net) increase (decrease) . . . . . . . . .         (5)           7          14
Interest expense (increase) decrease  . . . . . . . . . . . . . . . . .          9           (9)        (14)
Equity in income of investees increase (decrease) . . . . . . . . . . .         (1)         (10)         23
Minority owners' interest in income
  of subsidiaries (increase) decrease   . . . . . . . . . . . . . . . .         -0-          (1)          5
Provision for loss on disposition
  of assets (increase) decrease   . . . . . . . . . . . . . . . . . . .         -0-         (29)         29
Income before income taxes and
  extraordinary item increase (decrease)  . . . . . . . . . . . . . . .        $ 20       $(107)      $ 116

     In computing the operating profit or loss of a business segment, none of the following have been added or deducted: corporate, general and administrative expenses which cannot practicably be identified or allocated to a business segment, interest expense, equity in income (loss) of investees, and miscellaneous income or deductions.


PETROLEUM

  SALES

     Sales of petroleum products reflect a decrease of $31.9 million in 1994 compared with 1993 primarily due to lower prices of refined fuels and propane. The effect of lower prices was to reduce reported sales by approximately $62.4 million. Part of this decrease was offset by the effect of a 6% increase in refined fuels and propane unit sales.

     Sales of the petroleum segment decreased $92.2 million in 1993 compared with 1992, primarily a result of a 12% decrease in unit sales of refined fuels (gasoline, diesel and distillates) and a 2% decline of the average selling price thereof. Unit sales decreased principally because the Company sold its investment in National Cooperative Refinery Association ("NCRA") in June 1992. The refined fuels unit sales decrease in 1993 reduced sales by approximately $92.2 million compared with 1992 and lower prices of refined fuels reduced sales by $17.7 million. Sales of other products (principally asphalt and coke) decreased $12.4 million. Propane sales increased approximately $30.1 million in 1993 due to a 27% increase in unit sales and 18% higher prices.

     In 1992, sales of petroleum products declined $209.7 million compared with 1991. This decrease resulted primarily because unit sales of refined products (gasoline, distillate and diesel) and the average prices of these products were each lower in 1992 than 1991 by 4% and 16%, respectively. The unit sales and price declines reduced sales of these products by approximately $37.3 million and $154.2 million, respectively. In addition, propane prices in 1992 averaged approximately 82% of the prior year's level, which reduced sales by approximately $13.5 million.

  OPERATING PROFIT

     Results from petroleum operations increased $31.7 million in 1994 compared with 1993 primarily because unit margins on diesel fuels with low levels of sulfur (required by the Environmental Protection Agency ("EPA") for diesel fuel sold after September 30, 1993) were higher than the prior year. These margins were significantly higher immediately after the crossover to the low sulfur level diesel fuels. In addition, margins on other refined fuels improved in 1994 compared with 1993 because the cost per barrel of crude oil decreased and because production at the Coffeyville, Kansas refinery was substantially higher than in the prior year. Unit margins on diesel fuels with low sulfur levels have decreased to, and are expected to remain, near normal levels.

     Operating profit of the petroleum segment decreased $12.8 million in 1993 compared with 1992. The favorable effects of improved margins in propane and lower marketing and administrative expenses were more than offset by the unfavorable effects of lower income from distributing fuels produced by NCRA and the write-down to market value of certain petroleum inventories.

     Operating profit of the petroleum segment was $8.2 million in 1992 compared with a loss of $9.3 million in 1991. Most of this improvement resulted from elimination in 1992 of losses experienced in 1991 on petroleum futures contracts. The Company changed its hedging practice in March 1991.


CROP PRODUCTION

  SALES

     Crop production sales in 1994 increased $278.5 million compared with 1993 due to higher plant nutrient prices and unit sales. The average price per ton of nutrient increased approximately 13.3% and unit sales increased approximately
1.1 million tons or 18%.

     Sales of the crop production segment decreased $13.0 million in 1993 compared with 1992. Nitrogen fertilizer sales increased $54.1 million due to 8% higher unit sales and because the average selling price increased 3%. Phosphate fertilizer sales decreased $64.7 million. This decrease is primarily a result of the sale of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. Subsequent to this sale (on November 15, 1991) export sales from the Green Bay plant have not been reported in the Company's operations. In 1992, the Company's sales included export sales from the Green Bay plant of $60.9 million.

     The crop production segment's sales declined $137.7 million in 1992 compared with 1991. Substantially all of this decrease resulted from lower unit sales and prices for phosphate fertilizers. The Company reported 30% lower phosphate unit sales in 1992 which reduced sales approximately $117.3 million. This decrease resulted principally from the sale on November 15, 1991 of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. In addition, sales of phosphate fertilizers decreased approximately $18.2 million, because the average price was 7% lower. Sales of turf and garden products were approximately $2.9 million lower.

  OPERATING PROFIT

     Operating profits of the crop production business in 1994 increased $74.4 million compared with 1993. This increase resulted from higher unit sales and unit margins. Unit margins in 1994 were approximately twice the level of 1993 which increased operating profit in this segment approximately $66.8 million. Unit sales increased over one million tons (18%) which increased operating profit by approximately $10.8 million. In addition, included in the statement of operations in the caption, "Equity in income (loss) of investees", is $15.3 million in 1994 representing the Company's share of net income from fertilizer joint ventures. This is an increase of $23.4 million compared with 1993.
Demand for plant nutrients in 1994 was stronger than in 1993 due to an increase in the number of acres under cultivation, principally corn acreage (corn acreage harvested was relatively low in 1993 due to wet weather and the resulting floods in the Company's trade territory). In addition, demand for plant nutrients was stimulated by favorable weather conditions during the fall and spring application seasons. The increased demand for plant nutrients translated into higher unit sales and margins and contributed significantly to the Company's increased net income in 1994.

     Operating profit of the crop production segment decreased $60.3 million in 1993 compared with 1992, primarily because of a 29% higher natural gas cost (the principal raw material consumed in producing nitrogen fertilizer) which was not recovered through selling prices. Fertilizer margins decreased approximately $43.2 million because of higher natural gas cost. In addition, phosphate fertilizer margins decreased approximately $7.1 million because decreased phosphate fertilizer selling prices more than offset decreased cost. In addition, the Company's share of the net loss of fertilizer ventures (included in the Company's Consolidated Statement of Operations in the caption "Equity in income (loss) of investees") was $8.2 million in 1993 compared with a loss of $1.3 million in 1992.

     The crop production segment's operating profit of $111.9 million decreased $13.4 million in 1992 compared with 1991. The decrease resulted primarily from lower phosphate fertilizer selling prices and from realignment of the Company's phosphate fertilizer production operations into two 50%-owned ventures.


FEED

  SALES

     Sales of feed products increased $48.7 million in 1994 compared with 1993. Unit sales of formula feed and feed ingredients each increased approximately 10% which generated a $39.6 million increase in sales. The balance of the sales increase resulted primarily from higher feed ingredient prices.

     Sales of the feed segment increased $33.9 million in 1993 compared with 1992, primarily because of higher unit sales. Formula feed unit sales increased approximately 9% which increased sales $20.3 million. Feed ingredients unit sales increased approximately 12% which increased sales by $18.1 million. In addition, sales of animal health products increased $2.0 million. Lower formula feed selling prices partly offset the effect of higher unit sales.

     The feed segment's sales for 1992 decreased $20.9 million compared with 1991, principally because feed ingredients unit sales decreased 22%. Unit sales of feed ingredients decreased because sales efforts were directed from products with near break-even margins to products with higher margins. Feed ingredient sales decreased approximately $41.7 million because of the unit sales decline. Feed ingredient prices increased an average of 8% which increased sales by approximately $11.2 million and formula feed sales increased $6.8 million, principally due to higher unit sales.

  OPERATING PROFIT

     Operating profit of the feed business segment decreased $3.7 million in 1994 compared with 1993. Gross margins decreased approximately $.5 million reflecting lower margins on feed ingredients and pet food of $.8 million and $.4 million, respectively, partly offset by $.7 million higher margins on animal health products. In addition, feed sales, marketing and administration expenses increased $3.2 million primarily due to higher commissions and other variable compensation plans.

     Operating profit of the feed segment of $20.7 million in 1993 decreased slightly compared with 1992. The decrease was due to the impact of lower selling prices.

     Operating profit of the feed segment for 1992 of $21.3 million decreased $3.2 million compared with 1991. The decrease resulted from $1.3 million lower patronage refunds received on purchases from other cooperatives and from $2.5 million higher expenses partly offset by $.4 million higher gross margins.


FOOD PROCESSING AND MARKETING

  SALES

     Sales of the food processing and marketing business increased $943.0 million in 1994 compared with 1993. Sales of beef increased $735.5 million principally because NBPC has been included in the Company's 1994 results for the full year. NBPC was acquired in April 1993. Pork sales increased $207.5 million, due mostly to including operations of the Monmouth, Illinois plant in the Company's results for a full year in 1994. This plant was acquired in February 1993. In addition, sales of specialty meats of the Company's Carando division increased $13.0 million.

     Food processing and marketing sales increased $562.5 million in 1993 compared with 1992, primarily due to business acquisitions. In April 1993, the Company and partners organized NBPC. Farmland acquired a 58% ownership interest in NBPC (such interest having increased to 68% effective March 1, 1995) which acquired a beef packing plant and feedlot located in Liberal, Kansas. As a result of this acquisition, the Company's sales included beef sales of $442.1 million in 1993. In February 1993, Foods purchased a pork processing plant located at Monmouth, Illinois. As a result of this acquisition, sales of pork products increased approximately $90.0 million. Sales of fabricated pork products at the Company's other plants increased $17.0 million and sales of specialty meats of the Carando division increased $8.3 million.

     Sales of the food processing and marketing segment in 1992 increased $21.1 million compared with 1991. Sales of specialty meats increased $51.1 million primarily because these products were not included in sales for 1991 prior to April 1, when the Company acquired three specialty meats plants. Fresh and processed pork sales were lower than in 1991 because the effect of lower wholesale prices was greater than the effect of higher unit sales.

  OPERATING PROFIT

     Operating profit in the food processing and marketing segment of $20.6 million in 1994 reflects an increase of $4.1 million compared with 1993. The increase includes $13.0 million higher operating profit of the pork business partly offset by an $8.9 million decrease of operating profit of the beef business. Operating profit from pork processing and marketing operations increased primarily due to higher volume and higher margins on fresh pork, branded pork, hams and specialty meats of the Carando division. Operating profit of the beef business decreased owing to weak consumer demands for beef and industry price competition.

     Operating profit of the food processing and marketing segment decreased $8.7 million in 1993 compared with 1992. The decrease is primarily due to a 4.6% increase in live hog costs. Margins on fabricated products and hams increased $3.6 million and $4.4 million, respectively, and margins on beef products (not included in the Company's operations in 1992) were $4.2 million. These increases resulted from acquisitions which increased sales as discussed above. However, these increases were more than offset by the effects of the 4.6% increase in live hog costs which could not be fully recovered through increased wholesale prices of fresh and processed pork products and by higher selling and administrative expenses.

     Operating profit of the food processing and marketing segment for 1992 increased $13.8 million compared with 1991. The improvement includes higher gross margins of approximately $26.8 million, partially offset by approximately $13.4 million higher selling, general and administrative expenses. The gross margin increase includes $9.9 million higher margins on specialty meats attributable to ownership of specialty meats plants during all of 1992, compared with only five months of 1991. Additional improvements of gross margins resulted from a more favorable spread between the costs of live hogs and wholesale pork prices, from higher unit sales, and from a shift of sales to value-added products with higher unit margins. Selling, general and administrative expenses of this segment increased, primarily due to expenses incurred in connection with the specialty meats plants which were operated by the Company for only five months in the prior year.


GRAIN MARKETING

  SALES AND OPERATING PROFIT

     Grain sales increased $673.6 million in 1994 compared with 1993 primarily due to the acquisition of Wells-Bowman Trading Company and from operating elevators in Utah and Idaho which were leased to the Company in 1994.

     The grain marketing business had an operating loss of $33.5 million in 1994 compared with near break-even operations in 1993. The operating loss in 1994 includes an operating loss of $14.4 million in the international operations of Tradigrain and an operating loss of $19.1 million in the Company's grain division. The loss in 1994 resulted primarily from negative unit margins on international grain transactions and higher domestic operating expenses.

     Grain operations which were acquired in July 1992 reported sales for the full year in 1993 of $953.5 million. Sales for the two months ended August 31, 1992 were $155.2 million.

     In 1993, operating profit of the grain business was $.1 million compared with a loss of $.7 million for the two months ended August 31, 1992. In 1993, grain marketing operations were relocated to Kansas City from Enid, Oklahoma, an export elevator at Houston, Texas was sold and certain duplicative administrative costs were eliminated. As a result, cost reductions were realized in 1993.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses ("SG&A") increased $81.5 million in 1994 compared with 1993. However, as a percent of sales, these expenses were slightly lower in 1994 than in 1993. Approximately $17.6 million of the increase resulted from acquisition of Tradigrain and NCI and from including NBPC in the Company's financial statements for the full year in 1994. Approximately $29.0 million of the increase was in pork marketing and processing and resulted primarily from including the Monmouth, Illinois pork plant in the Company's operations for a full year, and from higher sales of pork. Farm supply businesses and the grain marketing business had higher SG&A of $13.1 million and $3.4 million, respectively. The balance of the SG&A increase was primarily due to variable compensation plans.

     These expenses decreased $12.3 million in 1993 compared with 1992 primarily due to SG&A directly connected to business segments. Corporate, general and administrative expenses, not identified to business segments (see Note 12 of the Notes to Consolidated Financial Statements) decreased $9.3 million in 1993 compared with 1992.

     In 1992, corporate general and administrative expenses not identified to business segments decreased $5.2 million compared with 1991. This decrease was mostly due to lower retirement plan costs, reduced corporate advertising and reduced coverage and cost of liability insurance.


OTHER INCOME (DEDUCTIONS)

  INTEREST EXPENSE

     Interest expense reflects an increase of $14.7 million in 1994 compared with 1993. The increase is primarily attributable to including the interest costs of NBPC's beef operations in the Company's financial statements for a full year in 1994, the acquisition of NCI and Tradigrain in May 1994 and by higher interest rates.

     Interest expense increased $8.8 million in 1993 compared with 1992 due to an increase of the average level of borrowings, partly offset by lower interest rates. Interest expense decreased $8.9 million in 1992 compared with 1991. The decrease results from lower borrowings and lower interest rates.

  PROVISION FOR LOSS ON DISPOSITION OF ASSETS

     At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for 1993 included a $20.0 million provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment was reduced by $20.0 million at August 31, 1993. The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated, and the sale was not consummated.

     In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6.2 million from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6.2 million and a provision for this loss was included in the Company's Consolidated Statement of Operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

     At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3.3 million to an estimated disposal value.

  CAPITAL EXPENDITURES

     See "Business - Capital Expenditures"   included herein.

  OTHER, NET

     In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding Defendants' insurance coverage obligations for environmental remediation costs. In 1994, the Company negotiated settlements with 20 insurance companies and, as part of the settlements, the Company provided Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13.6 million in 1994 and has included such amount in the caption "Other income (deductions): Other, net" in the Company's Consolidated Statement of Operations for the year then ended.

  MATTERS INVOLVING THE ENVIRONMENT

     See "Business - Matters Involving the Environment" included herein.


RESULTS OF OPERATIONS FOR NINE MONTHS ENDED MAY 31, 1995 AND NINE MONTHS ENDED MAY 31, 1994

  SALES

     Sales for the nine months ended May 31, 1995 increased 6.9% compared with the corresponding period of the prior year. The increase includes $373.4 million higher sales of agricultural output products (grain and food), offset by $23.0 million lower sales of farm production input products (crop production products, petroleum and feed) and $7.1 million lower sales of other products and services.


     Sales of agricultural output products increased due to higher grain prices and volume, higher beef volume and as a result of an acquisition on March 31, 1995 by NBPC (68%-owned by Farmland) of the assets of Hyplains Beef, LLC.

     Sales of agricultural input products decreased due to lower sales in the feed and crop production business segments, partly offset by increased sales in the petroleum business segment.

     Sales of the feed business segment decreased because volume and prices of formula feed and feed ingredients decreased. Sales of the crop production business segment reflect a net decrease due to placing the Company's crop protection operations in a 50%-owned joint venture on January 1, 1995. Subsequent to the formation of this joint venture, sales of these products have not been included in the Company's financial statements. The effect of decreased sales of crop protection products was mostly offset by an $85.6 million increase in sales of crop nutrients. This increase resulted from higher prices, partly offset by a slight decrease in volume which reflected the wet spring season and delayed planting activities. Sales of petroleum products increased primarily because of higher gasoline volume and prices. This effect was partly offset by lower distillate and propane unit sales and by lower prices of all other refined products and propane.

  NET INCOME

     Net income for the nine months ended May 31, 1995 increased $85.7 million compared with the corresponding period of the prior year. The increase included increases in operating profits in crop production, food processing and marketing and grain marketing of $70.6 million, $45.0 million and $31.5 million, respectively. In addition, the net results of joint ventures engaged in crop production and beef operations increased $11.5 million and $4.2 million, respectively. The effect of these increases on net income was reduced by an operating loss in the petroleum business segment of $9.7 million in the nine months ended May 31, 1995 compared with an operating profit of $24.4 million in the corresponding period of the prior year and a $5.9 million decrease in operating profit in the feed business. In addition, general corporate expenses increased $9.2 million, income taxes increased $19.2 million and the deduction for minority owners' interest increased $7.7 million which was principally a result of increased income of the beef business.

     Operating profit of the Company's crop production business increased primarily as a result of increased prices, partly offset by a slight decrease in unit sales. In addition, net income from joint ventures engaged in fertilizer operations increased because of higher volume and prices. Operating profit of the food processing and marketing business increased because live hog and cattle costs decreased without a corresponding decline in wholesale prices. In addition, the number of hogs and cattle processed increased. Operating results in the grain marketing business increased due to higher volume and more favorable unit margins on all types of grains handled. The petroleum business segment had an operating loss for the nine months ended May 31, 1995, as the revenues received from selling refined products were below the costs of purchasing and refining crude oil.

     SG&A increased $20.2 million in the nine months ended May 31, 1995 compared with the corresponding period of the prior year. Approximately $11.0 million of the increase was directly connected to business segments (primarily the grain and pork businesses) and has been included in the determination of the operating profit of business segments. General corporate expenses, not identified to business segments, increased reflecting higher cost of variable compensation plans and employee pension expenses.
     The estimated effective tax rate for the nine months ended May 31, 1995 was based on historical effective rates. The actual effective tax rate may be subject to subsequent revision. The effective tax rate for fiscal year 1994 has been used to provide income taxes for the nine months ended May 31, 1994.


RECENT ACCOUNTING PRONOUNCEMENTS

     In the first quarter of 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, ''Accounting for Certain Investments in Debt and Equity Securities'' (''Statement 115''), which was issued by the Financial Accounting Standards Board (''FASB'') in May 1993. Statement 115 expands the use of fair value accounting and the reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The effect of the Company's implementation of Statement 115 at September 1, 1994 was insignificant.

     In the first quarter of 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 112, ''Employer's Accounting for Postemployment Benefits'' (''Statement 112''), which was issued by FASB in November 1992. Statement 112 establishes standards of accounting and reporting for the estimated cost of benefits provided to former or inactive employees. The effect of the Company's implementation of Statement 112 at September 1, 1994 was insignificant.



                 DETERMINATION OF THE CERTIFICATE INTEREST RATE

     The Certificate Interest Rate ("CIR") is the interest rate per annum on the Subordinated Debt Certificates as determined by Farmland, from time to time, after giving consideration to the current rates of interest established by various money markets, and Farmland's need for funds. With respect to the Demand Loan Certificates, the CIR is the interest rate for Demand Loan Certificates as determined, from time to time, by Farmland. Any change in the CIR will not affect the CIR on any Subordinated Capital Investment Certificates, Subordinated Monthly Income Capital Investment Certificates, or Demand Loan Certificates for which the full purchase price was received prior to the change. Except as hereinafter provided, each Demand Loan Certificate shall earn interest at the CIR in effect on the date of issuance of such Demand Loan Certificate for a period of six (6) months only: provided, however, that if during such six (6) month period the CIR for Demand Loan Certificates is increased to a rate higher than that currently in effect for a Demand Loan Certificate, then each such Demand Loan Certificate shall earn interest at the increased rate from the effective date of the increase to the end of such Demand Loan Certificate's then current six (6) month period. Six (6) months from the date of issuance of each Demand Loan Certificate and each six (6) month anniversary date thereafter, such Demand Loan Certificate shall, if not redeemed, earn interest at the CIR for Demand Loan Certificates in effect on such anniversary date, but only for a six
(6) month period from such anniversary date, subject to the escalation provisions previously set forth. A decrease in the CIR for Demand Loan Certificates will have no effect on the CIR of any Demand Loan Certificate issued prior to the decrease unless such decreased rate is in effect on the first day of the next subsequent six (6) month period of such outstanding Demand Loan Certificate.

     On the date of this Prospectus, the CIR was 7.75% on Five-Year and 8.25% on Ten-Year Subordinated Capital Investment Certificates; 7.75% on Five-Year, and 8.25% on Ten-Year Subordinated Monthly Income Capital Investment Certificates; and 5.50% on Demand Loan Certificates. Whenever the CIR is changed, this Prospectus shall be amended to specify the interest rate in effect, after the effective date of the change as specified in the amendment, on the Certificates to be offered pursuant to such Prospectus. Whenever the CIR is changed each respective Demand Loan Certificate and Subordinated Debt Certificate owner is notified in writing of the change as specified in the amendment. Information concerning the CIR can be obtained from the Prospectus or from Farmland Securities Company, Post Office Box 7305, Kansas City, Missouri 64116 (telephone 1-800-821-8000, extension 6360). See "Description of the Ten-Year and Five-Year Subordinated Capital Investment Certificates," "Ten-Year and Five-Year Subordinated Monthly Income Capital Investment Certificates" and "Demand Loan Certificates."


                                 USE OF PROCEEDS

     The offering is made on a best efforts basis with no established minimum amount of Subordinated Debt Certificates and Demand Loan Certificates that must be sold. No assurance can be provided as to the amount of net proceeds the Company may receive as a result of this offering. Assuming that all of the Subordinated Debt and Demand Loan Certificates offered hereby are sold, net proceeds to the Company will be approximately $137.8 million after deducting estimated commissions and expenses. Any proceeds to the Company from this offering may be used: 1) to fund portions of the Company's capital expenditures and investments in ventures which are expected to be approximately $323.4 million and $67.0 million, respectively, through the two-year period ending August 31, 1997; 2) to refinance approximately $54.1 million of Subordinated Debt Certificates with interest rates of 7.25% to 11% which mature at various times prior to August 31, 1997; or 3) to redeem Subordinated Debt Certificates prior to maturity at owners' requests, restricted to the limited redemption rights of owners as described in each Subordinated Debt Certificates respective trust indenture. To the extent that proceeds from sales of the securities offered hereby are less than amounts required for these purposes, such insufficient amounts may be obtained from operations, from bank or other borrowings or from other financing arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources", "Other Matters - Capital Expenditures" and the subcaption "Redemptions" within the description of each type of certificate.


                              PLAN OF DISTRIBUTION

     The securities offered by this Prospectus for cash and for exchange are offered by FSC, AHI and may be offered by other broker-dealers selected by Farmland. The offering is on a best efforts basis. There is no requirement that any minimum amount of securities offered hereby must be sold. The offering shall be for an indeterminate period of time not expected to be in excess of two years.

     FSC, located at 3315 North Oak Trafficway, Kansas City, Missouri, is a wholly-owned subsidiary of Farmland organized for the sole purpose of offering Farmland's Demand Loan and Subordinated Debt Certificates for sale to the general public and/or for exchange and to solicit offers therefor which are subject to acceptance by Farmland. FSC is a member of the NASD and the Securities Investor Protection Corporation (SIPC). FSC's involvement in this offering is in compliance with terms of a partial exemption from requirements of Schedule E of the NASD Bylaws; no persons, other than persons associated with Farmland or FSC, participated in determining the price and other terms of the securities offered hereby. FSC is under no firm commitment or obligation to solicit offers for any specified amount of such debt securities. FSC's commitment is to use its best efforts to solicit such orders. Farmland will pay commissions to FSC not to exceed 4% of the aggregate price of Demand Loan Certificates and Subordinated Debt Certificates being offered. Farmland will pay all expenses and liabilities incurred by FSC, limited to an amount not to exceed 3% of the aggregate sales price of Demand Loan and Subordinated Debt Certificates being offered. FSC is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, but has only limited authority to engage in the offer and sale of securities issued by Farmland. Farmland will indemnify FSC for certain liabilities under the Securities Act of 1933, as amended, (the "Securities Act").

     The Company has engaged AHI, located at 110 E. Iron, P. O. Box 1303, Salina, Kansas 67402, to offer Farmland Demand Loan and Subordinated Debt Certificates to the general public and for exchange and to solicit offers therefore which are subject to acceptance by Farmland. Farmland may engage other broker-dealers that are qualified to offer and sell the Demand Loan Certificates and Subordinated Debt Certificates in a particular state and that are members of the National Association of Securities Dealers, Inc. AHI and each broker-dealer participating in this offering shall be held responsible for complying with all statutes, rules and regulations of all jurisdictions in which each participating broker-dealer offers the Demand Loan and Subordinated Debt Certificates for sale. Farmland will pay to AHI and may pay to other selected broker-dealers for their services a sales commission of not more than 4% of the face amount of Subordinated Debt Certificates and not more than 1/2 of 1% of the face amount of Demand Loan Certificates which AHI and other selected broker-dealers sell. In addition, Farmland will pay to AHI and may pay to other selected broker-dealers an unallocated due diligence and marketing fee of not more than 1/2 of 1% of the face amount of such certificates the broker-dealers sell. Farmland may indemnify AHI and other selected broker-dealers for certain liabilities arising out of violations by Farmland of blue sky laws, or the Securities Act.

     Interstate/Johnson Lane Corporation, a member of the NASD, participated as a qualified independent underwriter in the "due diligence" review with respect to the preparation of this Prospectus and received approximately $45,000 for such participation. As discussed above, Interstate/Johnson Lane Corporation will not be participating in the pricing of this issue.


                                 EXCHANGE OFFER

     Farmland is offering: (1) to the owners of its Subordinated Capital Investment Certificates the right to exchange such certificates for an equivalent principal amount of any Subordinated Monthly Income Capital Investment Certificate ($5,000 minimum) which, at the time of the exchange, is being offered by this Prospectus. The option to exchange a Subordinated Capital Investment Certificate into a Subordinated Monthly Income Capital Investment Certificate is not affected by the period of time the Subordinated Capital Investment Certificate has been held. Farmland will not redeem Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon death of the owner. (2) Farmland is offering to the owners of its Subordinated Capital Investment Certificates, which have been held until eligible for redemption prior to maturity at the option of the owner, the right to exchange such certificates for an equivalent principal amount of any Subordinated Capital Investment Certificate which, at the time of the exchange, is being offered by this Prospectus. The option to exchange into Subordinated Capital Investment Certificates is affected by the period of time the outstanding certificate has been held. The required holding period is as follows:
                                                    Then, to be
        If, at the time of issuance            eligible for exchange,
           the maturity period                 the certificate must
       of the certificate held was:             have been held for:
                (In Years)                           (In Years)
                     5                                    2
                    10                                    3
                    15                                    5
                    20                                    5

     The exchange will be made effective on the day certificates eligible for exchange are received at Farmland's office in Kansas City, Missouri, provided, however, that any certificates received within a ten (10) day period preceding the record date of such certificates, the exchange shall be made effective as of the first day following such record date. The exchange is irrevocable after the effective date, but is revocable at any time prior to the effective date.
Notice of an owner's revocation may be in writing, delivered to the address given below (see "How to Accept Exchange Offer") or by telephone to (816) 459-6360. This exchange offer will expire at 12:00 P.M. Eastern Standard Time on December 31, 1995, unless terminated prior to such date. Owners of certificates eligible for exchange shall be notified by letter from Farmland at least 30 days prior to the effective date of Farmland's termination of this exchange offer.

     Any interest accrued on a certificate being exchanged will be paid on the day the exchange is made effective.

     The opinion of Robert B. Terry, Vice President and General Counsel of Farmland, which opinion is set forth herein in full as follows, is: The exchange of certificates would be considered as taxable exchanges. The basis for determining a taxable gain or loss on a taxable exchange is for an owner to take into account as gain or loss the difference between the fair market value of the security being received and his basis (usually cost) in the security being exchanged. As a practical matter, most owners should have no gain or loss since the securities were sold at 100% of Face Amount and are being exchanged at 100% of Face Amount. However, since it is possible for a prior owner to have sold his certificate to another person at a cost which is more or less than he had paid for it, a subsequent owner could have a different cost than the original issued cost. Any gain or loss recognized on a taxable exchange would be taken into account for purpose of federal income taxes as a gain or loss from the sale or disposition of a capital asset and would be short-term gain or loss unless, at the time of exchange, it had been held for a period of more than twelve months. Owners of these certificates should seek advice from their tax advisor before accepting the exchange offer.


                          HOW TO ACCEPT EXCHANGE OFFER

     The exchange offer may be accepted by delivering any of the Subordinated Capital Investment Certificates, which are eligible for exchange (see "Exchange Offer" immediately above), to Farmland Securities Company, P.O. Box 7305, Kansas City, Missouri 64116 or American Heartland Investments, Inc. P. O. Box 1303, Salina, Kansas, 67402. The certificates should be assigned to Farmland in the transfer section (on the reverse side of the certificate) and endorsed by all of the persons whose names appear on the face of the certificate. Should any registered owner be incapable of endorsing the certificate, additional documentation may be necessary. Call (816) 459-6360 or write to the above address for specific information. Should registered owners wish to have the new certificate issued to persons other than as shown on the certificate being surrendered in the exchange, the endorsement signatures must be guaranteed by a commercial bank or trust company officer or a NASD member firm representative. The exchange offer must be accompanied by a completed "Order and Receipt for Investment" form supplied by Farmland Securities Company or American Heartland Investments, Inc. The U.S. Treasury Form W-9 Backup Withholding Certificate included on the order form must be completed and signed by the principal owner of the new certificate.


                            HOW TO TRANSFER OWNERSHIP

     To transfer ownership of certificates, the certificates should be assigned to the new owner(s) in the transfer section on the reverse side of the certificate and endorsed by all persons named on the face of the certificate. Should any registered owner be incapable of endorsing the certificate, additional documentation may be necessary. Call (816) 459-6360 or write Farmland Industries, Inc., P.O. Box 7305, Kansas City, Mo. 64116, Dept. 79 for specific information. All transfer requests require that endorsement signatures be guaranteed by a commercial bank or trust company officer or an NASD member firm representative. Requests for transfer should be accompanied by a completed transfer form supplied by Farmland. The U.S. Treasury Form W-9 Backup Withholding Certificate included with or on the transfer form must be completed and signed by the new principal owner.

     The transfer will be made effective on the day certificates to be transferred are received at Farmland's office in Kansas City, Missouri, provided, however, that any certificates received within a ten (10) day period preceding the record date of such certificates, the transfer shall be made effective as of the first day following such record date.


DESCRIPTION OF THE TEN-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES

     The Ten-Year Subordinated Capital Investment Certificates, hereinafter within this section ("Description of the Ten-Year Subordinated Capital Investment Certificates") referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985 and December 3, 1991, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements, made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. Interest on the principal sum at the Certificate Interest Rate per annum is payable at the election of the owner, made at the time of purchase, (i) semiannually or (ii) at maturity or at the date of redemption if redeemed prior to maturity. See "Certificate Interest Rate" below. The Certificates are issued in amounts of $100 or more as of the first day on which payment of the full purchase price has been received by Farmland in Kansas City, Missouri. Any payments (other than wire transfers) received after noon shall be deemed received by Farmland on the next business day. Wire transfers are effective when funds are received. The Certificates mature ten years from date of issue. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At August 31, 1995, a total of $126.6 million was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P. O. Box 7305, Kansas City, Missouri 64116. Attention: Executive Vice President and Chief Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such rate as in effect on the date of issuance, as Farmland may from time to time determine, but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."

     Interest at the Certificate Interest Rate per annum is payable on the principal sum at the election of the purchaser, made at the time of purchase, in one of the following ways: (i) semiannually on January 1 and July 1 to owners of record on the last preceding December 31 and June 30, respectively; or (ii) at maturity, or at the date of redemption if redeemed prior to maturity, compounded semiannually on December 31 and June 30 at the Certificate Interest Rate which is stated on the face of the Certificate. Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the owner, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to thereafter receive payment of the interest semiannually. Any interest attributable to periods starting with the date of purchase and ending with the effective date of the written request of the holder to terminate the election to receive payment of the interest at maturity or at the date of redemption if redeemed prior to maturity will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the owner to terminate any obligation to continue retaining the interest of any owner pursuant to an owner's election. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the owner and the owner will be paid all the interest in the owner's account on the effective date.


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is, to the extent set forth in the Indenture of November 8, 1984, subordinate in right of payment to the extent set forth in the Indenture to the prior payment in full of all Senior Indebtedness, whether now outstanding or hereafter incurred. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980 and under indentures dated November 8, 1984; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or in bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).

     As of May 31, 1995, (i) the Company had outstanding $350.1 million aggregate principal amount of Senior Indebtedness, including the Demand Loan Certificates, (ii) the Company had outstanding $296.1 million aggregate principal amount of subordinated indebtedness, including the Subordinated Debt Certificates, (iii) certain of the Company's subsidiaries had outstanding $170.2 million aggregate principal amount of indebtedness, of which $140.0 million was nonrecourse to the Company, and (iv) other instruments (principally long-term leases) then in effect provide for aggregate payments over nine years of approximately $112.2 million.


REDEMPTION

     The Certificates may be redeemed, after two (2) years from date of issuance, at the option of Farmland at any time prior to maturity, on at least ten days written notice, at face value plus accrued interest to the date of redemption only. The Indenture of November 8, 1984 permits Farmland to select in any manner at its discretion the Certificates to be redeemed.

     Commencing three (3) years after date of issuance, a limited amount of Certificates can be redeemed prior to maturity during each month. The maximum amount that Farmland will redeem prior to maturity during any month is the greater of $500,000 or 1/2 of 1% of the balance outstanding provided the balance outstanding is greater than $5,000,000. If the balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Certificates.

     The 1/2 of 1% limitation is determined as follows:

          (1) Add the face amount of Certificates held by all investors at the end of the preceding month to establish the "combined amount" held by investors at the end of the preceding month.

          (2) Multiply the "combined amount" by 1/2 of 1%.

     If the amount made available for redemption prior to maturity (as determined in step one and two) exceeds the amount requested for redemption prior to maturity, such excess is carried over to the next month and added to the amount available for redemption prior to maturity, provided however that any excess will not be carried beyond Farmland's fiscal year end.

     Redemption prior to maturity will be made upon the surrender of such eligible Certificates properly endorsed accompanied by written request for early redemption to Farmland, in the order in which such written requests for redemption prior to maturity are received by Farmland. In addition to the amount available for redemption prior to maturity as determined above, redemptions will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section
3.01 and 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indenture shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE FIVE-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES

     The Five-Year Subordinated Capital Investment Certificates, hereinafter within this section ("Description of the Five-Year Subordinated Capital Investment Certificates") referred to as "Certificates," bearing an interest rate herein after described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985 and December 3, 1991, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. Interest on the principal sum at the Certificate Interest Rate per annum is payable at the election of the owner made at the time of purchase (i) semiannually or (ii) at maturity or at the date of redemption if redeemed prior to maturity. See "Certificate Interest Rate" below. The Certificates are issued in amounts of $100 or more as of the day on which payment of the full purchase price has been received by Farmland in Kansas City. Any payments (other than wire transfers) received after noon shall be deemed received by Farmland on the next business day. Wire transfers are effective when funds are received. The Certificates mature five years from date of issue. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At August 31, 1995, a total of $84.1 million was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P.O. Box 7305,
Kansas City, Missouri 64116.   Attention: Executive Vice President and Chief
Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such rate as is in effect on the date of issuance, as Farmland may from time to time determine, but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."

     Interest at the Certificate Interest Rate per annum is payable on the principal sum at the election of the purchaser, made at the time of purchase, in one of the following ways: (i) semiannually on January 1 and July 1, to owners of record on the last preceding December 31 and June 30, respectively; or (ii) at maturity or at the date of redemption if redeemed prior to maturity, compounded semiannually, on December 31 and June 30 at the Certificate Interest Rate which is stated on the face of the Certificate. Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the owner, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to thereafter receive payment of the interest semiannually. Any interest attributable to periods starting with the date of purchase and ending with the effective date of the written request of the holder to terminate the election to receive payment of the interest at maturity or at the date of redemption if redeemed prior to maturity will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the owner to terminate any obligation to continue retaining the interest of any owner pursuant to an owner's election. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the owner and the owner will be paid all the interest in the owner's account on the effective date.


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

   The payment of the principal and interest on the Certificates is, to the extent set forth in the Indenture of November 8, 1984, subordinate in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or hereafter incurred. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980 and under indentures dated November 8, 1984; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or in bankruptcy, insolvency, receivership or other proceeding of Farmland the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).

     As of May 31, 1995, (i) the Company had outstanding $350.1 million aggregate principal amount of Senior Indebtedness, including the Demand Loan Certificates, (ii) the Company had outstanding $296.1 million aggregate principal amount of subordinated indebtedness, including the Subordinated Debt Certificates, (iii) certain of the Company's subsidiaries had outstanding $170.2 million aggregate principal amount of indebtedness, of which $140.0 million was nonrecourse to the Company, and (iv) other instruments (principally long-term leases) then in effect provide for aggregate payments over nine years of approximately $112.2 million.


REDEMPTION

     The Certificates may be redeemed, after two (2) years from date of issuance, at the option of Farmland at any time prior to maturity, on at least ten days' written notice, at face value plus accrued interest to the date of redemption only. The Indenture of November 8, 1984 permits Farmland to select in any manner at its discretion the Certificates to be redeemed.

     Commencing two (2) years after date of issuance, a limited amount of Certificates can be redeemed prior to maturity during each month. The maximum amount that Farmland will redeem prior to maturity during any month is the greater of $500,000 or 1/2 of 1% of the balance outstanding provided the balance outstanding is greater than $5,000,000. If the balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Certificates.

     The 1/2 of 1% limitation is determined as follows:

          (1) Add the face amount of Certificates held by each investor at the end of the preceding month to establish the "combined amount" held by investors at the end of the preceding month.

          (2) Multiply the "combined amount" by 1/2 of 1%.

     If the amount made available for redemption prior to maturity (as determined in step one and two) exceeds the amount requested for redemption prior to maturity, such excess is carried over to the next month and added to the amount available for redemption prior to maturity, provided however that any excess will not be carried beyond Farmland's fiscal year end.

     Redemption prior to maturity will be made upon the surrender of such eligible Certificates properly endorsed accompanied by written request for early redemption to Farmland, the order in which such written requests for redemption prior to maturity are received by Farmland. In addition to the amount available for redemption prior to maturity as determined above, redemptions will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.01 and 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in the aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indenture shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE TEN-YEAR SUBORDINATED MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES

     The Ten-Year Subordinated Monthly Income Capital Investment Certificates, hereinafter within this section ("Description of the Ten-Year Subordinated Monthly Income Capital Investment Certificates") referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. The Certificates are issued in amounts of $5,000 or more and in additional increments of $1,000 or more as of the day on which payment of the full purchase price has been received by Farmland in Kansas City, Missouri. Any payments (other than wire transfers) received after noon shall be deemed received by Farmland on the next business day. Wire transfers are effective when funds are received. The Certificates mature ten years from date of issue. Interest on the principal sum at the Certificate Interest Rate per annum is payable monthly on the first day of each month following the month in which a Certificate is issued. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At August 31, 1995, a total of $53.3 million was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statement upon written request of the owner to Farmland Industries, Inc., P.O. Box 7305,
Kansas City, Missouri 64116.   Attention: Executive Vice President and Chief
Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such rate as is in effect on the date of issuance, as Farmland may from time to time determine, but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is, to the extent set forth in the Indenture of November 8, 1984, subordinate in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or hereafter incurred. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980, and under indentures dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980 and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).

     As of May 31, 1995, (i) the Company had outstanding $350.1 million aggregate principal amount of Senior Indebtedness, including the Demand Loan Certificates, (ii) the Company had outstanding $296.1 million aggregate principal amount of subordinated indebtedness, including the Subordinated Debt Certificates, (iii) certain of the Company's subsidiaries had outstanding $170.2 million aggregate principal amount of indebtedness, of which $140.0 million was nonrecourse to the Company, and (iv) other instruments (principally long-term leases) then in effect provide for aggregate payments over nine years of approximately $112.2 million.


REDEMPTION

     The Certificates can not be called for redemption by Farmland at any time prior to maturity (Section 3.01).

     In addition, Farmland will not redeem the Certificates prior to maturity upon request of the owner. Redemption will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indentures shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment or principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE FIVE-YEAR SUBORDINATED MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES

     The Five-Year Subordinated Monthly Income Capital Investment Certificates, hereinafter within this section ("Description of the Five-Year Subordinated Monthly Income Capital Investment Certificates") referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture dated November 11, 1985 (the "Indenture of November 11, 1985") between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee").

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 11, 1985, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 11, 1985. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. The Certificates are issued in amounts of $5,000 or more and in additional increments of $1,000 or more as of the day on which payment of the full purchase price has been received by Farmland in Kansas City, Missouri. Any payments (other than wire transfers) received after noon shall be deemed received by Farmland on the next business day. Wire transfers are effective when funds are received. The Certificates mature five years from date of issue. Interest on the principal sum at the Certificate Interest Rate per annum is payable monthly on the first day of each month to the owners of record on such payment date commencing with the first day of the month which follows the month in which the certificate is issued. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 11, 1985, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At August 31, 1995, a total of $21.6 million was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P. O. Box 7305, Kansas City, Missouri 64116. Attention: Executive Vice President and Chief Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such rate as is in effect at the date of issuance, as Farmland may from time to time determine, but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 11, 1985 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is, to the extent set forth in the Indenture of November 8, 1984, subordinate in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or hereafter incurred. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970, and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980, and under indentures dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981, and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 11, 1985, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).

     As of May 31, 1995, (i) the Company had outstanding $350.1 million aggregate principal amount of Senior Indebtedness, including the Demand Loan Certificates, (ii) the Company had outstanding $296.1 million aggregate principal amount of subordinated indebtedness, including the Subordinated Debt Certificates, (iii) certain of the Company's subsidiaries had outstanding $170.2 million aggregate principal amount of indebtedness, of which $140.0 million was nonrecourse to the Company, and (iv) other instruments (principally long-term leases) then in effect provide for aggregate payments over nine years of approximately $112.2 million.


REDEMPTION

     The Certificates can not be called for redemption by Farmland at any time prior to maturity (Section 3.01).

     In addition, Farmland will not redeem the Certificates prior to maturity upon request of the owner. Redemption will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 11, 1985, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 11, 1985 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 11, 1985 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures,provided that no such supplemental indentures shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 11, 1985 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 11, 1985 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment or principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 11, 1985 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 11, 1985 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 11, 1985 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


                   DESCRIPTION OF THE DEMAND LOAN CERTIFICATES

     The Demand Loan Certificates are issued under an indenture (the "Indenture of November 20, 1981") dated November 20, 1981, as amended January 4, 1982, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri as Trustee (the "Trustee.") Effective January 31, 1989, Commerce Bank resigned as Trustee and UMB Bank, National Association, Kansas City, Missouri has been appointed the Trustee.

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 20, 1981 and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 20, 1981. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Demand Loan Certificates are direct obligations of Farmland but are not secured and are not negotiable. The Demand Loan Certificates are issued in amounts of $100 or more, and dated on the day payment of the full purchase price is received by Farmland in Kansas City, Missouri. Any payments (other than wire transfers) received after noon shall be deemed received by Farmland on the next business day. Wire transfers are effective when funds are received. If purchased and held by a member of Farmland for a one (1) month period or by any other purchaser for a six (6) month period immediately following the date of issue the principal amount of the Demand Loan Certificates will bear interest at the Certificate Interest Rate (herein referred to as the "CIR.") The CIR is the interest rate for the Demand Loan Certificates as determined, from time to time, by Farmland. Except as hereinafter provided, each Demand Loan Certificate shall earn interest at the CIR in effect on the date of issuance of such Demand Loan Certificate for a period of six (6) months only; provided, however, that if during such six (6) month period the CIR is increased to a rate higher than that currently in effect for the Demand Loan Certificates, then each such Demand Loan Certificate shall earn interest at the increased rate from the effective date of the increase to the end of such Demand Loan Certificate's then current six (6) month period. Six (6) months from the date of issue of each Demand Loan Certificate and each six (6) month anniversary date thereafter, such Demand Loan Certificate shall, if not redeemed, earn interest at the CIR in effect on such anniversary date, but only for a six (6) month period from such anniversary date, subject to the escalation provisions previously set forth. A decrease in the CIR will have no effect on any Demand Loan Certificate issued prior to the decrease until the first day of the next subsequent six (6) month period of such outstanding Demand Loan Certificate. Holders of Demand Loan Certificates are notified of the effective date of any change of the CIR which effects the Demand Loan Certificates held. The Demand Loan Certificates may be redeemed at face value plus interest to date of redemption at the option of the owner, at any time. No partial redemptions will be permitted. If redeemed by a Farmland member cooperative during a one (1) month period or by any other purchaser during a six (6) month period immediately following the date of issuance, the Demand Loan Certificates shall bear interest from date of issuance to date of redemption at a demand rate of 2% below the CIR. Interest on the principal amount of any Demand Loan Certificate held longer than six (6) months will be computed at the effective CIR and is payable in one of the following ways at the option of the owner, made at the time of purchase and irrevocable as to the purchaser: (i) six (6) months after the date of issuance and at the end of each and every six (6) month period thereafter until the Demand Loan Certificate is surrendered for redemption, or (ii) only at the date of redemption compounded semi-annually at the effective CIR.

     The issuance of Demand Loan Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 20, 1981 but such Indenture does not limit the amount of other securities either secured or unsecured, which may be issued by Farmland. At August 31, 1995, a total of $13.9 million was outstanding.


REDEMPTION

     Farmland will redeem the Demand Loan Certificates at any time upon written request of the owner. If the certificate is surrendered for redemption by a Farmland member cooperative during a one (1) month period or by any other owner during a six (6) month period immediately following the date of issuance, interest computed at the applicable demand rate from date of issuance to date of redemption will be paid at the time of redemption of the Demand Loan Certificate. If the Demand Loan Certificate is held for a period longer than six (6) months from date of issuance, interest from the last previous date on which interest was paid or compounded to the date of redemption computed at the applicable CIR will be paid upon redemption. Any interest held for compounding by Farmland in accordance with an interest option made by the purchaser will be paid upon redemption of the Demand Loan Certificate.


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, the corporation designated to act as Trustee under the Indenture, resigned effective January 31, 1989 and UMB Bank, National Association, Kansas City, Missouri, has been appointed the Trustee under the Indenture of November 20, 1981 and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Demand Loan Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the Demand Loan Certificates outstanding shall, declare the principal of all Demand Loan Certificates and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 20, 1981 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Demand Loan Certificates then outstanding, to execute supplemental indentures adding to or changing any provisions of the indenture of November 20, 1981, or supplemental indentures, provided that no such supplemental indenture shall (1) extend the fixed maturity of any Demand Loan Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Demand Loan Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Demand Loan Certificates for changes in any supplemental indenture, without the consent of the owner of all Demand Loan Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 20, 1981 provides that any of the following shall constitute a default: (1) failure to pay principal on Demand Loan Certificates when due; (2) failure to pay interest on Demand Loan Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 20, 1981 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Demand Loan Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Demand Loan Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Demand Loan Certificate owners (Section 6.02).

     The Indenture of November 20, 1981 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 20, 1981 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 20, 1981 shall be discharged upon payment or redemption of all Demand Loan Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


                                  LEGAL MATTERS

     Robert B. Terry, Vice President and General Counsel of the Registrant, has given an opinion upon the legality of the securities being registered and upon certain other legal matters in connection with the registration of these securities.


                                   THE COMPANY

     Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri that is primarily owned by its members and operates on a cooperative basis. Founded originally in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $6.6 billion during 1994. Members are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net earnings. Unless the context otherwise requires, the term "member" herein means (i) any voting member, (ii) any associate member, or (iii) any other person with which Farmland is a party to a currently effective patronage refund agreement (a "patron"). See "Business - Patronage Refunds and Distribution of Net Earnings".

     Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000).


MEMBERSHIP

     Membership requirements are determined by Farmland's Articles of Incorporation and the Board of Directors of Farmland (the ''Board of Directors'').

  VOTING MEMBERS

     Farmland's current requirements for voting membership are as follows: (1) Voting membership is limited to (a) farmers' and ranchers' cooperative associations which have purchased farm supplies from or provided grain to Farmland during Farmland's two most recently completed years, and
(b) producers of hogs and cattle or associations of such producers which have provided hogs or cattle to Farmland during Farmland's two most recent years. (2) Voting members must maintain a minimum investment of $1,000 in par value of Farmland common stock. (3) A cooperative must limit voting to agricultural producers and conduct a majority of its business with voting producers.

  ASSOCIATE MEMBERS

     Farmland's associate members have all the rights of membership except that they do not have the right to vote at a meeting of the shareholders of Farmland.


     Farmland's current requirements for associate membership are as follows:
(1) Any person meeting the requirements for voting membership can be an associate member. (2) Associate members must maintain a minimum investment of $1,000 in par value of Farmland associate member common stock. (3) Associations other than those owned 100% by voting members and associate members of Farmland must conduct business on a cooperative basis and must have a minimum of 25 active members. (4) Hog and/or cattle feeding businesses must derive a majority of earned income from such feeding business and agree to provide Farmland with the information it needs to pay patronage refunds from its hog and/or cattle marketing operations to members or other associate members that are eligible to receive such refunds.

     In 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. See ''Business - Patronage Refunds and Distribution of Net Earnings''.


                                    BUSINESS

GENERAL

     The Company is the largest cooperative in the United States in terms of revenues. The Company's principal U.S. trade territory is comprised of 22 midwestern states. During the three years ended December 31, 1992, average productions in those states, as a percent of the United States total, accounted for 82% of wheat production, 88% of corn production, 81% of soybean production, 72% of cattle production and 82% of hog production. Farmland has endeavored to develop a significant presence in international markets. In 1994, Farmland had exports to approximately 85 countries, and derived 37% of its grain revenues from export sales. Foreign grain sales generally are paid in U.S. Dollars.

     The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

     The Company's farm supply operations consist of three principal product divisions - petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen, phosphate and potash fertilizers, and, through the Company's ownership in the Wilfarm joint venture, a complete line of insecticides, herbicides and mixed chemicals. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. Over 50% of the Company's farm supply products sold in 1994 were produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 65% of the Company's sales of farm supply products sold in 1994 were at wholesale to farm cooperative associations which are members of Farmland. These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.

     On the output side, the Company's processing and marketing operations include the processing of pork and beef, the marketing of fresh pork, processed pork and fresh beef and the storage and marketing of grain. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1994 were processed in plants owned by the Company.

     No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 12 of the Notes to Consolidated Financial Statements included herein.

     The Company competes for market share with numerous participants with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers of nitrogen and phosphate fertilizers (some of which are cooperatives) and product importers and brokers. The feed, pork and beef industries are comprised of a large variety of competitive participants.


PETROLEUM

  MARKETING

     The principal product of this business segment is refined fuels. Approximately 68% of refined fuels product sales in 1994 resulted from transactions with Farmland's members. The balance of the Company's refined fuels product sales were principally through retailing chains in urban areas. Based on total volume of refined fuels withdrawn at terminal storage facilities along pipelines which serve most of the Company's trade territory, the Company estimates its market share in rural markets is approximately 8%. Other petroleum products include lube oil, grease, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Sales of petroleum products as a percent of the Company's consolidated sales for 1992, 1993 and 1994 were 29%, 19% and 13%, respectively.

     Competitive methods in the petroleum industry include service, product quality and pricing. However, in refined fuel markets, price competition is most dominant. Many participants in the industry engage in one or more of the industry's processes (oil production and transportation, refining, wholesale distribution and retailing). The Company participates in the industry primarily as a midcontinent refiner and as a wholesale distributor of petroleum products.

  PRODUCTION

     The Company owns refineries at Coffeyville, Kansas and at Phillipsburg, Kansas. Prior to June 30, 1992 the Company owned approximately 30% of the National Cooperative Refinery Association ("NCRA"). As a 30% owner, Farmland was required to purchase 30% of the production of this refinery. On June 30, 1992, the Company sold its ownership interest in NCRA.

     The refinery at Phillipsburg, Kansas is closed. A loading terminal located at the refinery remains in operation. The carrying value of this refinery at August 31, 1994 was approximately $1.9 million ($1.6 million at May 31, 1995). The Company is evaluating alternative uses for this facility and cannot at this time determine the extent of any losses related to the closure of the refinery, but such losses are expected not to be significant. During the four months of 1992 in which it operated, sales associated with products of the Phillipsburg refinery amounted to approximately $20.9 million and the refinery processed 871,000 barrels of crude oil.

     Production volume for 1992, 1993 and 1994 is as follows:

                                           Barrels of Crude Oil Processed
                                                   Daily Average
                                             Based on 365 Days per Year
         Location                           1992     1993      1994
                                                  (barrels)

         Coffeyville, Kansas  . . . . . .  57,000   53,000    64,211

      The Coffeyville refinery produced 23 million barrels of motor fuels and heating fuels in 1992, 20 million barrels in 1993, and 25 million barrels in 1994. Approximately 68% of petroleum product sales in 1994 represented products produced at this location.

      Management terminated negotiations with a potential purchaser of the Coffeyville refinery in 1994 when final sale terms were determined not to be in the Company's best interest. See Note 17 of the Notes to Consolidated Financial Statements included herein. In July 1994, the Company acquired a mothballed refinery in Texas which is being reassembled at the Coffeyville refinery site. When reassembly is complete in 1996, crude oil processing capacity is expected to increase.

   RAW MATERIALS

      Farmland's refinery at Coffeyville, Kansas is designed to process high quality crude oil with low sulfur content ("sweet crude"). Competition for sweet crude and declining production in proximity of the refinery has increased its cost of raw material relative to such cost for coastal refineries with the capacity for processing and access to lower quality crude grades. The Company's pipeline/trucking gathering system collects approximately 27% of its crude oil supplies from producers near its refineries. Additional supplies are acquired from diversified sources. Modifications to the Coffeyville refinery to increase its capability to process efficiently crude oil streams containing greater amounts of lower quality crude are continuing.

      Crude oil is purchased approximately 45 to 60 days in advance of the time the related refined products are to be marketed. Certain of these advance crude oil purchase transactions, as well as fixed price refined products advance sales contracts, are hedged utilizing petroleum futures contracts.

      During periods of volatile crude oil price changes or in extremely short crude supply conditions, the Company's petroleum operations could be affected to a greater extent than petroleum operations of more vertically integrated competitors with crude oil supplies available from owned producing reserves. In past periods of relatively severe crude oil shortages, various governmental regulations such as price controls and mandatory crude oil allocating programs have been implemented to spread the adversity among all industry participants. There can be no assurance as to what, if any, government action would be taken if a crude oil shortage were to develop.


CROP PRODUCTION

   MARKETING

      The Company's crop production business segment includes nitrogen-, phosphate-, and potash-based fertilizer products and, through the Company's ownership in the Wilfarm joint venture, a complete line of crop protection products such as insecticides, herbicides and mixed chemicals. Sales of the crop production business segment as a percent of consolidated sales for 1992, 1993 and 1994 were 26%, 19% and 17%, respectively.

      Competition in the plant nutrient industry is dominated by price considerations. However, during the spring and fall plant nutrient application seasons, farming activities intensify and delivery service capacity is a significant competitive factor. Therefore, the Company maintains a significant capital investment in distribution assets and a seasonal investment in inventory to support its manufacturing operations. The Company has plant nutrient custom dry blending, liquid mixing, storage and distribution facilities at 15 locations throughout its trade territory.

      The Company's sales of crop production products are primarily at wholesale to local cooperative associations (members and customers of the Company). In view of this member/customer relationship, management believes that, with respect to such customers, the Company has a slight competitive advantage.

      Domestic competition, mainly from other regional cooperatives, major petroleum companies with chemical divisions and integrated chemical companies, is intense due to customers' sophisticated buying tendencies and production strategies that focus on costs and service. Also, foreign competition exists from producers of crop production products manufactured in countries with lower cost natural gas supplies (the principal raw material in nitrogen-based fertilizer products). In certain cases, foreign producers of fertilizer for export to the United States may be subsidized by their respective governments.

   PRODUCTION

      The Company manufactures nitrogen-based crop production products. Based on total production capacity, the Company is one of the largest producers of anhydrous ammonia fertilizer in the United States. The Company owns and produces nitrogen-based products at four anhydrous ammonia plants, four urea ammonium nitrate plants and two urea plants. In addition, the Company operates three anhydrous ammonia plants under long-term lease arrangements.

      The Company owns and produces phosphate-based products at one plant and has 50% ownership interest in two ventures which produce phosphate-based products.

      Nitrogen fertilizer production information for 1992, 1993 and 1994 is as follows:
                                               Actual Annual Production
                                                   Anhydrous Ammonia
    Plant Location                           1992        1993        1994
                                                        (tons)
Lawrence, Kansas  . . . . . . . . . . . .   450,000    375,000     443,000
Dodge City, Kansas  . . . . . . . . . . .   254,000    241,000     257,000
Fort Dodge, Iowa  . . . . . . . . . . . .   240,000    232,000     256,000
Beatrice, Nebraska  . . . . . . . . . . .   250,000    243,000     277,000
Enid, Oklahoma (2 plants)*  . . . . . . . 1,017,000    969,000     985,000
Pollock, Louisiana* . . . . . . . . . . .   501,000    490,000     526,000

 * Indicates leased plants.

      Synthetic anhydrous ammonia is the basic component of other commercially produced nitrogen-based crop production products and uses natural gas as the major raw material.

      Ammonia is used as the principal raw material in the production of value-added nitrogen-based products such as urea, ammonium nitrate, urea ammonium nitrate solutions and other products.

      Production of urea, ammonium nitrate, urea ammonium nitrate solutions and other nitrogen-based products from anhydrous ammonia, as a raw material, for 1992, 1993 and 1994 is as follows:

                                      Actual Annual Production
Plant Location                     1992         1993        1994
                                               (tons)
    . . . . . . . . . . . . . . .
Lawrence, Kansas  . . . . . . . .  635,000     661,000    654,000
Enid, Oklahoma  . . . . . . . . .  442,000     473,000    433,000
Dodge City, Kansas  . . . . . . .  217,000     205,000    163,000
Beatrice, Nebraska  . . . . . . .  177,000     166,000    162,000

     Ammonia also is used to react with phosphoric acid to produce phosphoric acid products such as liquid mixed fertilizer, diammonium phosphate and monoammonium phosphate.

     The Company owns a phosphate chemical plant located in Joplin, Missouri and land in Florida which contains an estimated 40 million tons of phosphate rock. The Joplin plant produces ammonium phosphate which is combined in varying ratios with muriate of potash to produce 12 different fertilizer grade products. In addition, feed grade phosphate (dicalcium phosphate) is produced at this facility.

  Production at the Joplin plant for 1992, 1993 and 1994 is as follows:

                                               Actual Annual Production
                                             1992        1993        1994
                                                        (tons)
Ammonium Phosphate  . . . . . . . . . . .    88,000      72,000     75,000
Feed Grade Phosphate  . . . . . . . . . .   129,000     141,000    157,000

     Prior to November 15, 1991, the Company owned and operated a phosphate chemical plant located in Green Bay, Florida. Effective November 15, 1991, the Company and Norsk Hydro a.s. formed Farmland Hydro, L.P. ("Hydro") to manufacture phosphate fertilizer products for distribution to international markets. Hydro operates a phosphate plant at Green Bay, Florida and owns phosphate rock reserves located in Hardee County, Florida which contain an estimated 40 million tons of phosphate rock. The Company provides management and administrative services and Norsk Hydro a.s. provides marketing services to Hydro. The joint venture's plant produces phosphoric acid products such as super acid, diammonium phosphate and monoammonium phosphate. Annual production in short tons of such products for the ten months in 1992 during which the joint venture operated, for 1993 and for 1994 was 880,000, 1,216,000 and 1,437,000,
respectively. The phosphate rock required to operate the joint venture's plant is presently purchased from outside suppliers and adequate supplies of sulfur are available from several producers.

    Plans for development of the phosphate reserves owned by the Company and Hydro have not been established in view of the availability of adequate supplies of phosphate rock from alternative sources.

     The Company and J.R. Simplot Company formed a joint venture in April 1992, SF Phosphates, Limited, to own and operate a phosphate mine located in Vernal, Utah, a phosphate chemical plant located in Rock Springs, Wyoming and a 96-mile pipeline connecting the mine to the plant. The plant produces monoammonium phosphate and super acid with annual production of 138,000 tons for the five months of operations in 1992, 440,000 tons for 1993 and 465,000 tons for 1994. Under the joint venture agreement, the Company and J.R. Simplot Company purchase the production of the joint venture in proportion to their ownership.

     The Company and Mississippi Chemical Company have entered into a letter of intent to form a joint venture to develop, construct and operate a 1,725 metric ton per day ammonia production facility at the Brighton Industrial Site, at LaBrea in the Republic of Trinidad and Tobago. The partners expect the plant to be funded by a combination of nonrecourse project financing and equity. The Company expects to fund its equity position in the project (estimated to amount to approximately $67.0 million) from currently available sources of capital. Although production start up is expected early in 1998, there can be no assurance that the joint venture will proceed, that such nonrecourse financing will be obtained at all or on favorable terms or that production will commence at such time.

  RAW MATERIALS

     Natural gas, the largest single component of nitrogen-based fertilizer production, is purchased directly from natural gas producers. Natural gas purchase contracts are generally market sensitive and contract prices change as the market price for natural gas changes. The Company's management believes that the flexible pricing attributes of its gas supply contracts, without relinquishing rights to long-term supplies, are essential to its competitive position. In addition, the Company has a hedging program which utilizes natural gas futures and options to reduce risks of market price volatility.

     Natural gas is delivered to the Company's facilities under pipeline transportation service agreements which have been negotiated with each plant's delivering pipeline. Natural gas delivery to the plants could be curtailed under regulations of the Federal Energy Regulatory Commission if the pipeline's capacity were required to serve priority users such as residences, hospitals and schools. In such case, production could be curtailed. No significant production has been lost because of curtailments in transportation, and no such curtailment is anticipated.


FEED

     Products in the Company's feed line include swine, beef, poultry, dairy, pet, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services.

     This business segment's sales were approximately 13%, 10% and 8% of consolidated sales for the years 1992,1993 and 1994, respectively.
Approximately 45% of the feed business segment's sales in 1994 was attributable to products manufactured in the Company's feed mills. The Company operates feed mixing plants at 19 locations throughout its territory, an animal protein and premix plant located in Eagle Grove, Iowa, a premix plant in Marion, Ohio and a pet food plant in Muncie, Kansas.

     Feed production is as follows:

                                               Actual Annual Production
                                             1992        1993        1994
                                                        (tons)
22 feed mills (combined)  . . . . . . .  954,000     1,030,000   1,118,000

     In addition, the Company's feed operations include placement of Company-owned feeder pigs with individuals who have contractual arrangements with the Company to feed pigs on a fee basis until weight gain is finished. During 1992, 1993 and 1994, approximately 46,300 pigs, 113,000 pigs and 250,100 pigs, respectively, were finished under this program. The majority of the finished pigs were sold to a 99%-owned subsidiary, Farmland Foods, Inc. ("Foods"), for processing.

     The Company owns less than a 50% interest in Alliance Farm Cooperative Association (formerly Yuma Feeder Pig Limited Liability Company) which operates swine farrowing facilities.

     The Company operates a facility for production of quality swine breeding stock. These animals are placed with farrowers under contractual arrangements. In addition, the Company purchases swine breeding stock for placement with such farrowers.

     The Company conducts research in genetic selection, breeding, animal health and nutrition at its research facility in Bonner Springs, Kansas. Through local cooperative associations of farmers and ranchers, the Company participates in livestock and hog services designed to produce lean, feed-efficient animals and help livestock producers select feed formulations which maximize weight gain.


PORK PROCESSING AND MARKETING

  PRODUCTION

     The Company's pork processing and marketing operations are conducted through Foods which operates eight food processing facilities. Meat processing facilities at Springfield, Massachusetts, Carey, Ohio, and New Riegel, Ohio produce Italian-style specialty meats and ham products. A facility at Wichita, Kansas processes pork into fresh sausage, and pork, beef and chicken into hot dogs, dry sausage and other luncheon meats. A facility in Denison, Iowa and one in Crete, Nebraska function as pork abattoirs and have additional capabilities for processing pork into bacon, ham and smoked meats. An additional facility at Monmouth, Illinois was purchased on February 15, 1993. These facilities also process fresh pork into primal cuts for additional processing into fabricated meats which are sold to commercial users and to retail grocery chains, as well as case-ready and label-branded cuts for retail distribution. The eighth plant located in Carroll, Iowa is primarily a packaging facility for canned or cook-in-bag products. A facility at San Leandro, California was closed on September 1, 1993. A previously closed pork processing plant at Iowa Falls, Iowa is held for sale.

     Production for 1992, 1993 and 1994 is as follows:

                                                Actual Weekly Production
                                                   On a One-Shift Basis
                                             1992          1993             1994
                                                        (pounds)
   Wichita, Kansas  . . . . . . .. .   1,618,000        1,514,000        1,884,000
   Carroll, Iowa*   . . . . . . .. .   1,131,000        1,204,000        1,111,000
   San Leandro, California**  . .. .     269,000          243,000              -0-
   Springfield, Massachusetts   .. .     560,000          666,000          747,000
   Carey/Riegel, Ohio   . . . . .. .     220,000          231,000          275,000
   Denison, Iowa  . . . . . . . .. .      39,000           37,000           40,000
   Crete, Nebraska  . . . . . . .. .      46,000           45,000           47,000
   Monmouth, Illinois***  . . . .. .         -0-           25,000           28,000

  *All ham products were produced on two work shifts per day during 1992, 1993 and 1994.
 **Closed September 1, 1993.
***The Company did not own the Monmouth facility in 1992.

  MARKETING

     The Company's pork marketing operations include meat processing, primarily pork, and marketing. Products marketed include fresh pork, fabricated pork, smoked meats, ham, bacon, fresh sausage, dry sausage, hot dogs, and packing house by-products. These products are marketed under the Farmland, Maple River, Marco Polo, Carando, Regal and other brand names. Product distribution is through national and regional retail food chains, food service accounts, distributors and international marketing activities.

     Pork marketing is a highly competitive industry with many suppliers of live hogs, fresh pork and processed pork products. Other meat products such as beef, poultry and fish also compete directly with pork products. Competitive methods in this segment include price, product quality, product differentiation and customer service.


BEEF PROCESSING AND MARKETING

  PRODUCTION

     As of August 31, 1994, the Company's beef processing and marketing
operations were conducted through two ventures.   National Beef Packing Company,
L.P. ("NBPC"), formed in April 1993, is located in Liberal, Kansas and is 58%-owned by Farmland (having increased to 68% effective March 1, 1995). Hyplains Beef, L.C., formed in July 1992, is located in Dodge City, Kansas and is 50%-owned by Farmland. As of September 1995, such beef processing and marketing operations are conducted through NBPC, which is now 68%-owned by Farmland. These facilities function as beef abattoirs and have capabilities for processing fresh beef into primal cuts for additional processing into fabricated or boxed beef. During 1994, the two plants operated at 97% capacity and slaughtered 1,708,000 cattle.

  MARKETING

     Products in the Company's beef processing and marketing operations include fresh beef, boxed beef and packing house by-products. Product distribution is through national and regional retail and food service customers under the Farmland Black Angus Beef and other brand names. There is also a limited amount of international product distribution.

     Beef marketing is a highly competitive industry with many suppliers of live cattle, fresh beef and processed beef. Other meat products such as pork, poultry and fish also compete directly with beef products. Competitive methods in this industry include price, product quality and customer service.


GRAIN MARKETING

     Effective June 30, 1992, the Company acquired substantially all the business and assets of Union Equity Co-Operative Exchange ("Union Equity"). The grain marketing and storage operations of the Company as described herein are substantially the same as the grain operations previously conducted by Union Equity.

     The Company markets wheat, milo, corn, soybeans, barley and oats, with wheat constituting the majority of the marketing business. The Company purchases grain from members and nonmembers located in the Midwestern part of the United States. Once the grain is purchased, the Company assumes all risks related to selling such grain. Since grain is a commodity, pricing of grain in the United States is principally conducted through bids based on the commodity futures markets.

     The Company is exposed to risk of loss in the market value of its grain inventory and fixed price purchase contracts if grain market prices decrease, and is exposed to loss on its fixed price sales contracts if grain market prices increase. To reduce the price change risk associated with holding positions in grain, the Company takes opposite and offsetting positions by entering into grain commodity futures contracts. Such contracts have terms of up to one year. The Company's strategy is to maintain hedged positions on as close to 100% of its position in grain as is possible. During 1994, the Company maintained hedges on approximately 95.3% of its grain positions. Based on total assets at the beginning and end of 1994, the average market value of grain positions not hedged during the year amounted to approximately 1/5 of 1% of the Company's average total assets. While hedging activities reduce the risk of loss from changing market values of grain, such activities also limit the gain potential which otherwise could result from changes in market prices of grain.

     In 1994, approximately 37% of grain revenues were from export sales. The five largest purchasers in terms of total revenues from grain operations were Mexico (6%), Jordan (5%), Egypt (4%), Israel (4%) and South Africa (2%). In 1992 and 1993, export sales or sales to domestic customers for export accounted for approximately 55% and 60%, respectively, of consolidated grain revenues. A majority of the grain export sales are under price subsidies or credit arrangements guaranteed by the United States government, primarily through programs administered by the United States Department of Agriculture ("USDA"). Export-related sales are subject to international political upheavals and changes in other countries' trade policies which are not within the control of the United States or the Company. Foreign sales of grain generally are paid in U.S. Dollars.

  TRADIGRAIN

     In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain") formerly owned by B.P. Nutrition B.V. Tradigrain imports, exports and ships all major grains from the major producing countries to final consumers which are either governmental entities, private companies or other major grain companies.

     Tradigrain's purchases of grain are made on a cash basis against presentation of documents. Its sales of grain are mostly done against confirmed letters of credit at sight or on 180/360 days deferred basis. The volume of grain traded by Tradigrain varies from seven to ten million metric tons per year and represents total sales of between $800 million to $1.2 billion per year.
For purposes of the Company's Consolidated Financial Statements, on Tradigrain transactions, the Company recognizes as revenues net margin on grain traded rather than the value of the commodities involved in the trades.

  PROPERTY

     The Company owns or leases 30 inland elevators and one export elevator with a total capacity of approximately 177,045,000 bushels of grain. The location, type, number and aggregate capacity in bushels of the elevators at July 31, 1995 are as follows:

                                                 AGGREGATE
       LOCATION                 TYPE  NUMBER     CAPACITY

   Amarillo, Texas  .         Inland    1        3,226,000
   Black, Texas   . .         Inland    1        1,418,000
   Commerce City, Colorado    Inland    1        3,234,000

   Darrouzett, Texas          Inland    1        1,277,000
   Enid, Oklahoma   .         Inland    4       50,300,000
   Fairfax, Kansas  .         Inland    1       10,047,000
   Galveston, Texas           Export    1        3,253,000
   Hutchinson, Kansas         Inland    3       25,268,000

   Idaho and Utah   .         Inland   11        9,825,000
   Lincoln, Nebraska          Inland    1        5,099,000
   Omaha, Nebraska  .         Inland    2        4,266,000
   Saginaw, Texas   .         Inland    2       37,274,000
   Topeka, Kansas   .         Inland    1       12,055,000
   Wichita, Kansas  .         Inland    1       10,503,000


RESEARCH

      The Company operates a research and development farm near Bonner Springs, Kansas where many aspects of animal nutrition are studied. The research is directed toward improving the nutrition and feeding practices of livestock and pets.

      Research related to commercialization of a wheat processing plant to produce wheat gluten as a replacement source for raw material used in certain consumer products has been completed and technology for an economically viable plant has been developed. Farmland has formed Heartland Wheat Growers, L.P., a joint venture with local cooperatives, and is building a wheat processing plant in Russell, Kansas that will process approximately 4.25 million bushels of wheat per year. See " - Capital Expenditures".

      Expenditures related to Company-sponsored product and process improvements amounted to $3.3 million, $3.3 million and $2.7 million for the years ended 1992, 1993 and 1994, respectively.


CAPITAL EXPENDITURES

      In 1995 the Company made capital expenditures of $132.0 million. These expenditures related to the expansion of the Coffeyville, Kansas refinery to production levels of 90,000 barrels per day. In addition, the NBPC's facility in Liberal, Kansas is undergoing major expansion as is the pork processing facility in Crete, Nebraska. Expenditures of the crop production division include upgrading several existing facilities to improve gas efficiencies and expanding UAN facilities in Lawrence, Kansas and at several storage terminals. The Company is also building a wheat processing plant in Russell, Kansas.

      The Company plans expenditures for capital additions and improvements of approximately $323.4 million during the years 1996 and 1997. In addition, the Company plans to increase by $67.0 million its investment in a joint venture which is expected to construct and operate an anhydrous ammonia plant in Trinidad.

      Expenditures planned for the crop production business total $188.3 million and include: $23.0 million construction of a urea ammonium nitrate ("UAN") plant adjacent to the Fort Dodge, Iowa anhydrous ammonium plant (this facility will upgrade anhydrous ammonium to produce approximately 210,000 tons of UAN per year); $6.0 million to increase anhydrous ammonia and UAN production by 52,500 tons and 10,500 tons, respectively, at the Dodge City, Kansas facility; $50.0 million for acquisition of facilities operated by the Company under leasing agreements; $25.0 million for the purchase and modification of a storage facility for imported ammonia (of which $18.0 million is expected to be expended in this period); and $91.3 million for operating efficiencies, environmental and safety issues and for operating necessities or betterments.

      Capital expenditures in the feed business segment are estimated to be $23.4 million. These projected expenditures are for feed mill and livestock production efficiencies, operating necessities and replacements.

      Capital expenditures in the petroleum business segment are expected to be $94.9 million and include approximately $45.7 million to increase daily crude oil processing capacity at the Coffeyville, Kansas refinery of which $41.8 million is to be expended in this period. The remaining projected expenditures of the petroleum business segment are as follows: $19.8 million for operating necessities; $10.5 million for increased operating efficiency; and $22.8 million for environmental and safety issues.

      Capital expenditures of approximately $58 million are planned in the food processing and marketing business segment. An expansion of the National Beef facility at Liberal, Kansas is planned at an approximate cost of $12.2 million of which $5.8 million is to be expended in this period. A microwave bacon project at the Wichita facility is planned at an approximate cost of $4.1 million. At the Denison, Crete, and Monmouth plants, the carcass coolers will be upgraded at an approximate cost of $5 million. The remaining $43.1 million will be mostly for operational improvement and replacements.

      Capital expenditures of approximately $5.4 million planned for the grain business segment are mainly for expansion and replacements.

      Capital expenditures of $27.2 million are planned for the other operations and corporate groups. The Company intends to expend approximately $4.5 million for upgrades related to the information services area of which $3 million will be expended in this period. The remaining expenditures are planned for operating necessities and improvements.

      The Company intends to fund its capital program with cash from operations or from its primary sources of debt capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."


MATTERS INVOLVING THE ENVIRONMENT

      The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials as the Company uses hazardous substances and generates hazardous wastes in the ordinary course of its manufacturing process. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to potentially responsible parties (''PRPs'') which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

      The Company wholly or jointly owns or operates 54 manufacturing properties and has potential responsibility for environmental conditions at a number of former manufacturing facilities and at waste disposal facilities operated by third parties. The Company is investigating or remediating contamination at 17 properties. The Company has also been identified as a PRP under the federal Comprehensive Environmental Response, Compensation, and Liability Act (''CERCLA'') at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at six such sites. Such laws may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owner or operator of a contaminated property, and companies that generated, disposed, or arranged for the disposal, of hazardous substance found at the property. During 1993 and 1994, the Company paid approximately $.5 million and $1.4 million, respectively, for environmental investigation and remediation.

      The Company currently is aware of probable obligations for environmental matters at 20 properties. As of May 31, 1995, the Company has made an environmental accrual of $8.4 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

      The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24.0 million.

      Under the Resource Conservation Recovery Act of 1976 (''RCRA''), the Company has five closure and five post-closure plans in place for six locations. Closure and post-closure plans also are in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure costs are estimated to be $5.7 million at May 31, 1995 (and is in addition to the $24.0 million described in the preceding paragraph).

      The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency (''EPA'') with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Accordingly, no provision has been made in the Company's financial statements for these proposed penalties.

      Specifically, the three administrative proceedings are described as follows:

   (1) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of CERCLA at its Coffeyville, Kansas refinery. This proceeding involves alleged violations of release reporting requirements and seeks a civil penalty in the amount of $350,000.

   (2) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of RCRA at its Coffeyville, Kansas refinery. In this proceeding, the EPA has proposed a civil penalty in the amount of approximately $1.4 million.

   (3) The Company has been informed by the U.S. Department of Justice of its intent to bring an enforcement action alleging certain violations of the Clean Air Act at its Coffeyville, Kansas refinery. The U.S. Department of Justice has informed the Company that it will seek a civil penalty of at least $1.6 million.

      Protection of the environment requires the Company to incur expenditures for equipment or processes, which expenditures may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such expenditures provide future economic benefits. In 1994, the Company had capital expenditures of approximately $2.6 million to prevent future discharges into the environment. In 1995, such capital expenditures (through May 31, 1995) were approximately $2.0 million. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company currently is in substantial compliance with existing environmental rules and regulations.


GOVERNMENT REGULATION

      The Company's business is conducted within a legal environment created by numerous federal, state and local laws which have been enacted to protect the public's interest by promoting fair trade practices, safety, health and welfare. The Company's operating procedures conform to the intent of these laws and management believes that the Company currently is in compliance with all such laws, the violation of which could have a material adverse effect on the Company.

      Certain policies may be implemented from time to time by the USDA, the Department of Energy or other governmental agencies which may impact the demands of farmers and ranchers for the Company's products or which may impact the methods by which certain of the Company's operations are conducted. Such policies may impact the Company's farm supply and marketing operations.

      Management is not aware of any newly implemented or pending policies having a significant impact or which may have a significant impact on operations of the Company.


EMPLOYEE RELATIONS

      At August 31, 1995, the Company had approximately 12,700 employees. Approximately 41% of the Company's employees were represented by unions having national affiliations. The Company's relationship with employees is considered to be generally satisfactory. No labor strikes or work stoppages within the last three fiscal years have had a materially adverse effect on the Company's operating results. Current labor contracts expire on various dates through March 1997. There are no wage re-openers in any of the collective bargaining agreements.

PATRONAGE REFUNDS AND DISTRIBUTION OF NET EARNINGS

     For purposes of this section, (1) annual earnings for 1994 and earlier years means earnings before income taxes determined in accordance with federal income tax law, and (2) annual earnings for 1995 and after means earnings before income taxes determined in accordance with generally accepted accounting principles.

     Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland returns the member-sourced portion of its annual net earnings to its members as a patronage refund. Each member's portion of the annual patronage refund is determined by the quantity or value of business transacted by the member with Farmland during the year for which the patronage is paid in comparison with Farmland's total member-sourced earnings for such year in the patronage allocation unit for which the patronage is paid.

     Generally, a portion of the annual patronage refund is returned in cash, and for the balance of the patronage refund (the "invested portion") the members receive Farmland common stock, associate member common stock or capital credits (the equity type received is determined by the membership status). The invested portion of the patronage refund is determined annually by the Board of Directors. The annual patronage refund is returned to members as soon as practical after the end of each fiscal year. The Internal Revenue Code of 1986, as amended, allows a cooperative to deduct from its taxable income the total amount of the patronage refunds returned, provided that not less than 20% of the total patronage refund returned is cash. The bylaws of Farmland provide that the Board of Directors has complete discretion with respect to the handling and ultimate disposition of any member-sourced losses.

     For the years ended 1992, 1993 and 1994, Farmland returned the following patronage refunds:

                               Cash or Cash
                            Equivalent Portion         Invested Portion          Total Patronage
                           of Patronage Refunds      of Patronage Refunds            Refunds
                                                    (Amounts in thousands)
           1992 . . . . . . .   $    17,449              $       -0-               $    17,449
           1993 . . . . . . .          -0-                       -0-                      -0-
           1994 . . . . . . .        26,552                    44,032                   70,584

     Nonpatronage income or loss (income or loss from activities not directly related to the cooperative marketing or purchasing activities of Farmland) is subject to income taxes computed on the same basis as such taxes are computed on the income or loss of other corporations.


                             EQUITY REDEMPTION PLANS

     The Equity Redemption Plans described below, namely the Base Capital Plan (as defined below), the estate settlement plan and the special equity redemption plans (collectively, the "Plans") may be changed at any time or from time to time at the sole and absolute discretion of the Board of Directors. The Plans are also not binding upon the Board of Directors or the Company, and the Board of Directors reserves the right to redeem, or not redeem, any equities of the Company without regard to whether such action or inaction is in compliance with the Plans. The factors which may be considered by the Board of Directors in determining when, and under what circumstances, the Company may redeem equities include, but are not limited to, the terms of the Company's Base Capital Plan, income and other tax considerations, the Company's results of operations, financial position, cash flow, capital requirements, long-term financial planning needs and other relevant considerations. By retaining discretion to determine the amount, timing and ordering of any equity redemptions, the Board of Directors believes that it can continue to assure that the best interests of the Company and thus of its members will be protected.

  BASE CAPITAL PLAN

     For the purposes of acquiring and maintaining adequate capital to finance the business of the Company, the Board of Directors has established a base capital plan ("Base Capital Plan").

     The Base Capital Plan provides a mechanism for determining the Company's total capital requirements and each voting member's and associate member's share thereof (the base capital requirement). As part of the Base Capital Plan, the Board of Directors may, in its discretion, provide for redemption of Farmland common stock or associate member common stock held by voting members or associate members who have an investment in Farmland common stock or associate member common stock which exceeds the voting members' or associate members' base capital requirement. The Base Capital Plan provides a mechanism under which the cash portion of the patronage refund payable to voting members or associate members will depend upon the degree to which such voting members or associate members meet their base capital requirements.

  ESTATE SETTLEMENT PLAN

     The estate settlement plan provides that in the event of the death of an individual (a natural person) equity holder, the equity holdings of the deceased will be redeemed at par value with the exception of purchased equity holdings owned by the deceased for less than five years. This provision is subject to a limitation of $1.0 million in any one fiscal year without further authorization by the Board of Directors.

  SPECIAL EQUITY REDEMPTION PLANS

     From time to time and for all profitable years following 1987, the Company has redeemed portions of its outstanding equity under various special equity redemption plans.

     Each such plan has been designed to return cash to members or former members of Farmland or Foods by redeeming certain types of outstanding equity. The order in which each type of equity is redeemed is determined by the Board of Directors. Except for preferred stock sold through a public offering in 1984, substantially all the equity redeemed under these plans was originally issued as part of the Company's patronage refunds. See "Patronage Refunds and Distribution of Net Earnings".

     The special equity redemption plan is designed to provide a systematic method for redemption of outstanding equity which is not subject to redemption through other Plans, such as the Base Capital Plan or the estate settlement plan.

     At August 31, 1994, provisions of the special equity redemption plan included:

  1. No special redemption will be made if the redemption of equities may result in a violation of covenants in loan agreements and similar instruments; and

  2. The targeted amount for special redemptions is a percentage of consolidated net income (member and nonmember). The percentage is determined based on the ratio of Funded Indebtedness to Capitalization (as defined in the special equity redemption plan) before the special redemption but after giving effect to the distribution of cash and the redemption of equities under the Base Capital Plan. The calculation for special redemptions is as follows:

                                               Total Special Equity
            Funded Indebtedness as                  Redemption
                as a Percent of                   as a Percent of
                Capitalization                Consolidated Net Income

                        >   50 %                         None
                       48 - 50 %                        2.5 %
                       44 - 47 %                        5.0 %
                       40 - 43 %                        7.5 %
                        <   40 %                       10.0 %

  3. The priority for redeeming equities under the Special Redemption Program will be as follows listed in order of first to be redeemed.

     a. Capital Credits (Series of Ten) which, on or before August 31, 1992, were issued to and held by, any dissolved cooperative for the benefit of its membership. One-third of the total outstanding amount of such Capital Credits, Series of Ten to be redeemed pro rata to such holders following each of the next three fiscal year-ends.

     b. Capital Credits (Series of Ten) outstanding ten years or longer -- paid in order of lowest numbered series first.

     c. Capital Credits held by individual livestock producers age 70 or older that have been held for five years or longer -- paid in descending order of age of the individual (oldest person first). Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.

     d.   Capital Credits (Series of Ten) outstanding five years or longer -
          - paid in order of lowest numbered series first.

     e. Capital Credits held by individual livestock producers age 65 or older that have been held for five years or longer -- paid in descending order of age of the individual (oldest person first). Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.

     f. Any Capital Credits outstanding for twenty years or more -- paid in order of year issued, oldest first. Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.
          Nonmember capital will participate on the same basis as capital credits in the redemption.

     g. Capital Credits (Series of Ten) remaining balance -- paid in order of lowest numbered series first.

     h.   Minority held equities in Farmland Foods, Inc. remaining balance -
          - paid in descending order of years outstanding, oldest first.

     i. Any Capital Credits outstanding for ten years or more -- paid in order of year issued, oldest first. Nonmember capital will participate on the same basis as capital credits in the redemption.

     j. Any Common Stock or Associate Member Common Stock outstanding for twenty years or more -- in order of year issued, oldest first.

     k. Any Capital Credit outstanding for five years or more -- paid in order of year issued, oldest first. Nonmember capital will participate on the same basis as capital credits in the redemption.

     l. Any Common Stock or Associate Member Common Stock outstanding for five years or more -- paid in order of year issued, oldest first.

     Presented below are the amounts approved for redemption of equity by the Board of Directors under the Base Capital Plan, the estate settlement plan and the special equity redemption plans for all years following 1987, the year in which the Company returned to profitability following the loss years of the mid-1980's. The amounts approved for redemption of equity were paid in cash in the fiscal year following approval.

                                Base Capital          Estate            Special Equity
                                    Plan         Settlement Plan       Redemption Plans        Total Plan
                                Redemptions*       Redemptions           Redemptions          Redemptions
                                                           (AMOUNTS IN THOUSANDS)
1988                        $          -0-     $           16          $        5,368       $        5,384
1989                                   -0-                 13                  15,518               15,531
1990                                   -0-                 78                  20,029               20,107
1991                                 2,300                  4                   5,351                7,655
1992                                 6,707                234                   6,755               13,696
1993                                   -0-                127                      12                  139
1994                                 8,740                126                   4,108               12,974

  * The Base Capital Plan became effective in 1991.

                                LEGAL PROCEEDINGS

     In the opinion of Robert B. Terry, Vice President and General Counsel of Farmland, there is no litigation existing or pending against Farmland or any of its subsidiaries that, based on the amounts involved or the defenses available to the Company, would have a material adverse effect on the financial position of the Company except for the pending tax litigation relating to Terra Resources, Inc. ("Terra"), a former subsidiary of the Company, as explained in
Note 7 of the Notes to Consolidated Financial Statements. See "Risk Factors - Income Tax Matters" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition, Liquidity and Capital Resources."

     The Company is currently involved in three administrative proceedings brought by Region VII of the EPA. See "Business - Matters Involving the Environment".


                                     EXPERTS

     The Consolidated Financial Statements and financial statement schedules of Farmland as of August 31, 1993 and 1994, and for each of the years in the three-year period ended August 31, 1994 included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the Consolidated Financial Statements contains an explanatory paragraph concerning income tax adjustments proposed by the Internal Revenue Service relating to Terra.


                        QUALIFIED INDEPENDENT UNDERWRITER

     Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter in the "due diligence" review with respect to the preparation of this Prospectus. See "Plan of Distribution" regarding the exception from pricing by the qualified independent underwriter.


                                       MANAGEMENT

 The directors of Farmland are as follows:

                                                         Total
                                            Expiration  Years of
                                                 of     Service
                          Age as of Positions  Present     as
                         August 31,  Held With Term as   Board
          Name              1994     Farmland Director   Member   Business Experience During Last Five Years

Albert J. Shivley            51      Chairman   1995      10     General Manager--American Pride Co-op
                                      of the                     Association, Brighton, Colorado, a local
                                      Board                      cooperative association of farmers and ranchers.

H. D. Cleberg                55     President   1997       4     Mr. Cleberg has been with Farmland since 1968.
                                    and Chief                    He was named as president-elect in February 1991
                                    Executive                    and became President in April 1991.  From
                                     Officer                     September 1990 to January 1991 he served as
                                                                 Senior Vice President and Chief Operating
                                                                 Officer, Agricultural Group.  From April 1989 to
                                                                 August 1990 he served as Executive Vice
                                                                 President, Operations.

Otis H. Molz                 63        Vice     1997       11    Producer--Deerfield, Kansas.  Mr. Molz has served
                                     Chairman                    as Chairman of the Board of the National Bank for
                                     and Vice                    Cooperatives since January 1993.  He served as
                                    President                    Chairman of the Board of Directors of Farmland
                                                                 Industries, Inc. from December 1991 to December
                                                                 1992.  He served as First Vice President of the
                                                                 National Bank for Cooperatives from January 1990
                                                                 to January of 1993.  He was Second Vice Chairman
                                                                 from January 1, 1989 to January 1, 1990.

Lyman Adams, Jr.             43                 1995       2     General Manager--Cooperative Grain and Supply,
                                                                 Hillsboro, Kansas, a local cooperative
                                                                 association of farmers and ranchers.

Ronald J. Amundson           50                 1997       6     General Manager--Central Iowa Cooperative,
                                                                 Jewell, Iowa, a local cooperative association of
                                                                 farmers and ranchers.

Baxter Ankerstjerne          58                 1996       4     Producer--Peterson, Iowa.  Since December 1988
                                                                 Mr. Ankerstjerne has served as Chairman of the
                                                                 Board of Directors of Farmers Cooperative,
                                                                 Association, Marathon, Iowa, a local cooperative
                                                                 association of farmers and ranchers.

Jody Bezner                  53                 1997       3     Producer--Texline, Texas.

Richard L. Detten            60                 1996       7     Producer--Ponca City, Oklahoma.

Steven Erdman                44                 1995       2     Producer--Bayard, Nebraska

Warren Gerdes                46                 1995       1     General Manager--Farmers Cooperative Elevator
                                                                 Company, Buffalo Lake, Minnesota, a local
                                                                 cooperative association of farmers and ranchers.

Ben Griffith                 45                 1995       5     General Manager--Central Cooperatives, Inc.,
                                                                 Pleasant Hill, Missouri, a local cooperative
                                                                 association of farmers and ranchers.

Gail D. Hall                 52                 1997       6     General Manager--Lexington Cooperative Oil
                                                                 Company, Lexington, Nebraska, a local cooperative
                                                                 association of farmers and ranchers.

Jerome Heuertz               53                 1997       *     General Manager--Farm Service Cooperative,
                                                                 Council Bluffs, Iowa, a local cooperative
                                                                 association of farmers and ranchers.

Barry Jensen                 49                 1996       4     Producer--White River, South Dakota.  Since May
                                                                 1989 Mr. Jensen has served as President of
                                                                 Farmers Co-op Oil Association, Winner, South
                                                                 Dakota, a local cooperative association of
                                                                 farmers and ranchers.

Greg Pfenning                45                 1997       2     Producer--Hobart, Oklahoma.  Director of Hobart &
                                                                 Roosevelt Cooperative, a local cooperative
                                                                 association of farmers and ranchers.

Vonn Richardson              61                 1996       7     Producer--Plains, Kansas.  President of The
                                                                 Plains Equity Exchange and Cooperative Union,
                                                                 Plains, Kansas, a local cooperative association
                                                                 of farmers and ranchers.

Monte Romohr                 41                 1996       4     Producer--Gresham, Nebraska.  In March 1988,
                                                                 Mr. Romohr became President of Farmers Co-op
                                                                 Business Association, Shelby, Nebraska, a local
                                                                 cooperative association of farmers and ranchers.

Joe Royster                  42                 1996       1     General Manager--Dacoma Farmers Cooperative,
                                                                 Inc., Dacoma, Oklahoma, a local cooperative
                                                                 association of farmers and ranchers.

Paul Ruedinger               64                 1995       11    Producer--Van Dyne, Wisconsin.

Raymond J. Schmitz           63                 1996       7     Producer--Baileyville, Kansas

Theodore J. Wehrbein         49                 1995       8     Producer--Plattsmouth, Nebraska.  Past Director
                                                                 of Nehawka Farmers Cooperative Company,
                                                                 Nehawka, Nebraska, a local cooperative
                                                                 association of farmers and ranchers.

Robert Zinkula               64                 1996       4     Producer--Mount Vernon, Iowa.  Secretary and
                                                                 Treasurer of Linn Cooperative Oil Company,
                                                                 Marion, Iowa, a local cooperative association of
                                                                 farmers and ranchers.



*Mr. Heuertz was elected to the Farmland Industries, Inc. Board of Directors in December 1994.

     Directors are elected for a term of three years by the shareholders of Farmland at its annual meeting. The expiration dates for such three-year terms are sequenced so that about one-third of Farmland's Board of Directors is elected each year. H. D. Cleberg is serving as director-at-large; the remaining twenty-one directors were elected from nine geographically defined districts in Farmland's territory. The executive committee consists of Ronald Amundson, Ben Griffith, Otis Molz, Monte Romohr, Albert Shivley and
H. D. Cleberg. With the exception of H.D. Cleberg, President and Chief Executive Officer, members of the executive committee serve as chairman of standing committees of the Board of Directors as follows: Ronald Amundson, corporate responsibility committee; Ben Griffith, audit committee; Otis Molz, compensation committee; Monte Romohr, finance committee; and Albert Shivley, nominating committee.

     The executive officers of Farmland are:

                   Age as of
                   August 31,
  Name                 1994              Principal Occupation and Other Positions

  J. F. Berardi        51               Executive Vice President and Chief Financial Officer - Mr. Berardi
                                           joined Farmland March 1, 1992 to serve in his present position.
                                           Mr. Berardi served as Executive Vice President and Treasurer of
                                           Harcourt Brace Jovanovich, Inc., a diversified Fortune 200 company, and was a member of its Board of Directors from 1988 until 1990.
                                           From 1986 to 1989 Mr. Berardi served as Senior Vice President and
                                           Chief Financial Officer of Harcourt Brace Jovanovich, Inc.

  H. D. Cleberg        55               President and Chief Executive Officer - Mr. Cleberg has been with
                                           Farmland since 1968.  He was appointed to his present position effective April 1991.  From September 1990 to March 1991 he served as
                                           Senior Vice President and Chief Operating Officer.  From April 1989

                                           to August 1990 he served as Executive Vice President, Operations. From
                                           October 1987 to March 1989 he served as Vice President and
                                           General Manager, Fertilizer and Ag Chemicals Operations, and from
                                           July 1986 to September 1987 he served as President, Farmland Foods.
                                           Prior to July 1986 he held several executive management positions, most recently Vice President, Field Services and Operations Support.

  S. P. Dees           51               Executive Vice President, Farmland and Director General of Farmland
                                           Industrias, S.A. de C.V. - Mr. Dees was appointed to his present position in September 1993.  From October 1990 to September 1993 he
                                           served as Executive Vice President, Administrative Group and General
                                           Counsel.  Mr. Dees joined Farmland in October 1984, serving as Vice
                                           President and General Counsel, Law and Administration until September
                                           1990.  He was a partner in the law firm of Stinson, Mag and Fizzell,
                                           Kansas City, Missouri, from 1971 until his employment by Farmland.

  G. E. Evans          50               Senior Vice President, Agricultural Production Marketing/Processing -
                                           Mr. Evans has been with Farmland since 1971.  He was appointed to his present position in January 1992.  From April 1991 to January 1992 he
                                           served as Senior Vice President, Agricultural Inputs.  He served as
                                           Executive Vice President, Agricultural Marketing from October 1990 to
                                           March 1991.  He served as Executive Vice President, Operations from
                                           January 1990 to September 1990.  He served as Vice President,
                                           Farmland Industries and President, Farmland Foods from October 1987 to December 1989.  He served as Vice President and General Manager,
                                           Feed Operations from June 1986 to September 1987, and from May 1983 to June 1986 he served as Vice President, Feed Operations.

  R. W. Honse          51               Executive Vice President, Agricultural Inputs Operations - Mr. Honse has
                                           been with Farmland since September 1983.  He was appointed to his present position in January 1992, and served as Executive Vice
                                           President, Agricultural Operations from October 1990 to January 1992.
                                           From April 1989 to September 1990, he served as Vice President and
                                           General Manager, Crop Production Operations.  From July 1986 to March
                                           1989 he served as General Manager of the Florida phosphate fertilizer complex.

  B. L. Sanders        53               Vice President and Corporate Secretary - Dr. Sanders has been with
                                           Farmland since 1968.  He was appointed to his present position in
                                           September 1991.  From April 1990 to September 1991 he served as Vice
                                           President, Strategic Planning and Development.  From October 1987 to
                                           March 1990 he served as Vice President, Planning.  From July 1986 to
                                           September 1987 he served as Director, Management Information
                                           Services.  From July 1984 to June 1986 he served as Executive
                                           Director, Corporate Strategy and Research and from 1968 to June 1984, as Executive Director, Economic and Market Research.



                                    EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation awarded to, earned by, or paid to the Chief Executive Officer and the Company's next four most highly compensated executive officers for services rendered to the Company in all capacities during 1994, 1993 and 1992.

                                                             Annual Compensation
                                                                                 Employee
                                          Year                                   Variable         Other
Name and                                 Ending                                Compensation       Annual
Principal Position                     August 31                Salary             Plan        Compensation
H. D. Cleberg,    . . . . . . . . . .     1994              $     439,728       $    338,481
President and     . . . . . . . . . .     1993              $     433,506
Chief Executive Officer                   1992              $     408,972       $    185,745

G. E. Evans,      . . . . . . . . . .     1994              $     278,304       $    217,761
Senior Vice President                     1993              $     278,304
Agricultural Production                   1992              $     255,900       $    114,257
Marketing/Processing

R. W. Honse,      . . . . . . . . . .     1994              $     251,532       $    205,206
Executive Vice President                  1993              $     231,964
Agricultural Inputs Operations            1992              $     204,686       $     94,433

J. F. Berardi,    . . . . . . . . . .     1994              $     216,252       $    146,576
Executive Vice President                  1993              $     206,016
and Chief Financial Officer               1992              $     100,008       $     28,075

S. P. Dees,       . . . . . . . . . .     1994              $     205,066       $    119,093   $  124,138(a)
Executive Vice President                  1993              $     205,366
Farmland and Director                     1992              $     195,738       $     51,521
General of Farmland
Industrias, S.A. de C.V.

(a) Mr. Dees received a differential remuneration and reimbursements for taxes in connection with foreign assignments.

     An Annual Employee Variable Compensation Plan, a Long-Term Management Incentive Plan, and an Executive Deferred Compensation Plan have been established by the Company to meet the competitive salary programs of other companies, and to provide a method of compensation which is based on the Company's performance.

     Under the Company's Annual Employee Variable Compensation Plan, all regular salaried employees totalcompensation is based on a combination of base and variable pay. The variable compensation payment isdependent upon the employee's position, the performance of the Company for the fiscal year or other performance criteria of the individual's operating unit. Variable compensation is awarded only in years thatthe Company achieves a performance level, approved each year by the Board of Directors. The Company intends for its total cash compensation (base plus variable) to be competitive, recognizing that in the event the Company fails to achieve a predetermined threshold level of performance, the base pay alone will place the employees well under market rates. This system of variable compensation allows the company to keep its fixed costs (base salaries) lower, and only increase payroll costs consistent with the Company's ability to pay. Amounts accrued under this plan for the years ended August 31, 1994, 1993 and 1992 amounted to $17,779,000, $-0- and $10,033,000, respectively. Distributions under this plan are made annually after the close of each fiscal year.

     Under the Long-Term Management Incentive Plan, the Company's executive management employees are paid cash bonus amounts determined by a formula which takes into account the level of management and the average annual net income of the Company over a three-year period. The current Long-Term Management Incentive Plan is effective September 1, 1994 through August 31, 1996. For the year ended August 31, 1994, the Company accrued $1,607,000 under this plan. The Company's performance did not reach a level where incentive was earned under the Long-Term Management Incentive Plan that covered the three-year period ended August 31, 1993. As a result, operations in 1993 were credited by $2,463,000 to reverse provisions for management incentive awards previously charged against operations in 1992 and 1991 ($1,171,000 and $1,292,000, respectively).

     The Company's Executive Deferred Compensation Plan permits executive employees to defer part of their salary and/or part or all of their bonus compensation. The amount to be deferred and the period for deferral is specified by an election made semi-annually. Payments of deferred amounts shall begin at the earlier of the end of the specified deferral period, retirement, disability or death. The employee's deferred account balance is credited annually with interest at the highest rate of interest paid by the Company on any subordinated debt certificate sold during the year. Payment of an employee's account balance shall, at the employee's election, be a lump sum or in ten annual installments. Amounts deferred pursuant to the plan for the accounts of the named individuals during the fiscal years 1994, 1993 and 1992 are included in the cash compensation table.

     The Company established the Farmland Industries, Inc. Employee Retirement Plan ("Plan") in 1986 for all employees whose customary employment is at the rate of at least 1000 hours per year. Participation in the Plan is optional prior to age 34, but mandatory thereafter. Approximately 6,560 active and 6,540 inactive employees were participants in the Plan on August 31, 1994.
The Plan is funded by employer and employee contributions to provide lifetime retirement income at normal retirement age 65, or a reduced income beginning as early as age 55. The Plan also contains provisions for death and disability benefits. The Plan has been determined qualified under the Internal Revenue Code. The Plan is administered by a committee appointed by the Board of Directors of Farmland, and all funds of the Plan are held by a bank trustee in accordance with the terms of the trust agreement. It is the present intent to continue this plan indefinitely. The Company's funding policy is to make the maximum annual contributions to the Plan's trust fund that can be deducted for federal income tax purposes. Company contributions made to the Plan for the year ended August 31, 1994 were $2,885,000.
No contributions were made to the Plan in 1993 and 1992.

     Payments to participants in the Plan are based upon length of participation and compensation (limited to $150,000 annually for any employee) reported to the Plan for the four highest of the last ten years of employment. See note 11 of the notes to consolidated financial statements.
In 1982, the Tax Equity and Fiscal Responsibility Act (TEFRA) imposed a maximum retirement benefit whichmay be paid by a qualified retirement plan.
At the present time, that limit is $118,000.

     The following table sets forth the estimated annual benefits payable at age 65 for members of the Retirement Plan, which benefits are not reduced by virtue of Social Security payments:

   Remuneration                                                     Years of Service
     Salaries                           15                    20                   25                   30
  $    100,000. . . . . . . . .   $    26,250          $     35,000          $    43,750          $    52,500
       125,000. . . . . . . . .        32,812                43,750               54,687               65,625
       150,000. . . . . . . . .        39,375                52,500               65,625               78,750
       175,000. . . . . . . . .        45,937                61,250               76,562               91,875
       200,000. . . . . . . . .        52,500                70,000               87,500              105,000
       225,000. . . . . . . . .        59,062                78,750               98,437              118,125*
       250,000. . . . . . . . .        65,625                87,500              109,375              131,250*
       275,000. . . . . . . . .        72,187                96,250              120,312*             144,375*
       300,000. . . . . . . . .        78,750               105,000              131,250*             157,500*

*Exceeds the actual amount which can be paid pursuant to the present limitations of TEFRA.

     Subject to the $150,000 maximum limit on annual compensation which may be covered by a qualified pension plan, amounts included in the cash compensation table do not vary substantially from the compensation covered by the pension plan.

     The following table sets forth the credited years of service for the executive officers of the Company at August 31, 1994.

                    Name                Years of Creditable Service

                 H. D. Cleberg  . . . . . . . . . . . .    29
                 G. E. Evans  . . . . . . . . . . . . .    20
                 R. W. Honse  . . . . . . . . . . . . .    20
                 J. F. Berardi  . . . . . . . . . . . .     1
                 S. P. Dees . . . . . . . . . . . . . .     9

     The Company established the Farmland Industries, Inc. Supplemental Executive Retirement Plan ("SERP") effective January 1, 1994. The SERP is intended to supplement the retirement income of executive participants in the Farmland Industries, Inc. Employee Retirement Plan whose retirement benefit would otherwise be reduced because of the limitation of the Internal Revenue Code on the amount of salary which can be included in the computation of retirement income ($150,000) or the amount of retirement benefit which may be paid by a qualified retirement plan ($118,000).

     The Company's Board of Directors has appointed an Administrative Committee to administer the SERP. To fund the SERP, the Company purchased cash value life insurance polices on the lives of plan participants. The Company owns these insurance policies and has the sole right to name policy beneficiaries. The total SERP premiums for all participants for the eight months ended August 31, 1994 was $621,012 of which $383,736 wascharged to operations.

     The Company's obligation to pay supplemental retirement benefits under the SERP is limited to the aggregate cash value of the life insurance policies designated by the Administrative Committee as policies of the SERP.
If the benefits under the plan for a year would exceed the total cash value of the policies, each participant's payment will be reduced.


                              CERTAIN TRANSACTIONS

     The Company transacts business in the ordinary course with its directors and with its local cooperative members with which the directors are associated on terms no more favorable than those available to its other local cooperative members.


     INDEX TO FARMLAND CONSOLIDATED FINANCIAL STATEMENTS


        Consolidated Balance Sheet, May 31, 1995 (unaudited)  . . . . 71

        Consolidated Statements of Operations
        for the nine months
        ended May 31, 1995 and May 31, 1994 (unaudited)   . . . . . . 73

        Consolidated Statement of Cash Flows
        for the nine  months
        ended May 31, 1995 and May 31, 1994 (unaudited)   . . . . . . 74

        Notes to Unaudited Interim Consolidated
        Financial Statements  . . . . . . . . . . . . . . . . . . . . 75

        Independent Auditors' Report  . . . . . . . . . . . . . . . . 79

        Consolidated Balance Sheets,
        August 31, 1994 and 1993  . . . . . . . . . . . . . . . . . . 80

        Consolidated Statements of Operations
        for each of the years in
        the three-year period ended August 31, 1994   . . . . . . . . 82

        Consolidated Statements of Cash Flows
        for each of the years in
        the three-year period ended August 31, 1994   . . . . . . . . 83

        Consolidated Statements of
        Capital Shares and Equities for
        each of the years in the
        three-year period ended August 31, 1994   . . . . . . . . . . 85

        Notes to Consolidated Financial Statements  . . . . . . . . . 86


                    FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                    ASSETS

                                                              May 31
                                                               1995
                                                      (Amounts in Thousands)
Current Assets:
     Cash and cash equivalents  . . . . . . . . . . . .  $             0
     Accounts receivable  . . . . . . . . . . . . . . .          428,516
     Inventories (Note 2)   . . . . . . . . . . . . . .          673,052
     Prepaid expenses   . . . . . . . . . . . . . . . .           17,234
     Other current assets   . . . . . . . . . . . . . .           70,397

Total Current Assets  . . . . . . . . . . . . . . . . .  $     1.189,199


Investments and  Long-Term Receivables  . . . . . . . .  $       178,145


Property, Plant and Equipment:
     Property, plant and equipment, at cost   . . . . .  $     1,312,640
     Less accumulated depreciation and amortization . .          737,049

Net Property, Plant and Equipment . . . . . . . . . . .  $       575,591

Other Assets      . . . . . . . . . . . . . . . . . . .  $       135,569

Total Assets      . . . . . . . . . . . . . . . . . . .  $     2,078,504

See Accompanying Notes to Unaudited Interim Condensed Consolidated Financial
    Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                            LIABILITIES AND EQUITIES



                                                       May 31
                                                        1995
                                               (Amounts in Thousands)
Current Liabilities:
    Accounts and notes payable  . . . . . . . . . .  $   516,964
    Current maturities of long-term debt  . . . . .       41,719
    Customers' advances on product purchases  . . .       61,597
    Other current liabilities . . . . . . . . . . .      236,372

Total Current Liabilities . . . . . . . . . . . . .  $   856,652


Long-Term Debt (excluding current maturities) . . .  $   481,547


Deferred Income Taxes (Note 1)  . . . . . . . . . .  $    12,487


Minority Owners' Equity in Subsidiaries . . . . . .  $    14,048


Net Income (Note 1) . . . . . . . . . . . . . . . .  $   129,043


Capital Shares and Equities:
    Common shares, $25 par value - Authorized
       50,000,000 shares  . . . . . . . . . . . . .  $   398,619
    Other equities  . . . . . . . . . . . . . . . .      186,108

Total Capital Shares and Equities . . . . . . . . .  $   584,727


Total Liabilities and Equities  . . . . . . . . . .  $ 2,078,504
            . . . . . . . . . . . . . . . . . . . .  ==========


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                             Nine Months Ended
                                                                                                 May 31
                                                                     May 31                      1994
                                                                      1995                      Restated
                                                                             (Amounts in Thousands)
Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $       5,325,044          $       4,981,747

Cost of sales . . . . . . . . . . . . . . . . . . . . . . . .           4,930,754                  4,700,939

Gross income  . . . . . . . . . . . . . . . . . . . . . . . .   $         394,290          $         280,808



Selling, general & administrative expenses  . . . . . . . . .   $         238,539          $         218,372


Other income (deductions):
     Interest expense   . . . . . . . . . . . . . . . . . . .   $         (39,431)         $         (38,310)


     Other, net   . . . . . . . . . . . . . . . . . . . . . .              14,249                     10,037
Total other income (deductions) . . . . . . . . . . . . . . .   $         (25,182)         $         (28,273)


Income before income taxes and equity in net income
     of investees and minority owners' interest in
     net (income) loss of subsidiaries  . . . . . . . . . . .   $         130,569          $          34,163


Income tax (expense) (Note 1) . . . . . . . . . . . . . . . .             (21,439)                    (2,255)


Income before equity in net income of investees
     and minority owners' interest  in
     net (income) loss of subsidiaries  . . . . . . . . . . .   $         109,130          $          31,908


Equity in net income of investees (Note 4)  . . . . . . . . .              22,410                      6,242


Minority owners' interest in net (income)
     loss of subsidiaries   . . . . . . . . . . . . . . . . .              (2,497)                     5,158


Net income (Note 1) . . . . . . . . . . . . . . . . . . . . .   $         129,043          $          43,308


See Accompanying Notes to Unaudited Interim Condensed Consolidated Financial
     Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                Nine Months Ended
                                                                                                   May 31
                                                                              May 31                1994
                                                                               1995               Restated
                                                                                (Amounts in Thousands)
Cash flows from operating activities:
     Net income   . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      129,043        $     43,308
     Adjustments to reconcile net income to net cash
     provided by operating activities:
          Depreciation and amortization   . . . . . . . . . . . . . . . .         49,437              49,591
          Equity in net income of investees   . . . . . . . . . . . . . .        (22,410)             (6,242)
          Other, net  . . . . . . . . . . . . . . . . . . . . . . . . . .          7,346              (3,734)
          Changes in assets and liabilities:
               Accounts receivable  . . . . . . . . . . . . . . . . . . .        (15,031)            (54,617)
               Inventories  . . . . . . . . . . . . . . . . . . . . . . .       (121,440)             23,380
               Other current assets   . . . . . . . . . . . . . . . . . .         12,046             (39,007)
               Accounts payable   . . . . . . . . . . . . . . . . . . . .        (29,039)             54,916
               Advances on product purchases  . . . . . . . . . . . . . .         37,159               5,448
               Other current liabilities  . . . . . . . . . . . . . . . .         39,890              48,420
Net cash provided by operating activities . . . . . . . . . . . . . . . . $       87,001        $    121,463

Cash flows from investing activities:
     Capital expenditures   . . . . . . . . . . . . . . . . . . . . . . . $      (86,527)       $    (47,782)
     Proceeds from disposal of investments


          and notes receivable  . . . . . . . . . . . . . . . . . . . . .         37,626              27,056
     Acquisition of investments and notes receivable  . . . . . . . . . .        (18,968)            (14,935)
     Acquisition of businesses    . . . . . . . . . . . . . . . . . . . .         (2,200)            (33,251)
     Proceeds from sale of fixed assets   . . . . . . . . . . . . . . . .          2,321              14,399
     Other        . . . . . . . . . . . . . . . . . . . . . . . . . . . .            295                 -0-
Net cash used in investing activities . . . . . . . . . . . . . . . . . . $      (67,453)       $    (54,513)

Cash flows from financing activities:
     Net decrease of demand loan certificates   . . . . . . . . . . . . . $       (7,137)       $     (1,484)
     Proceeds from bank loans and notes payable   . . . . . . . . . . . .        370,686           1,183,819
     Payments on bank loans and notes payable   . . . . . . . . . . . . .       (460,762)         (1,287,651)
     Proceeds from issuance of subordinated debt certificates   . . . . .         34,461              43,868
     Payments for redemption of subordinated debt certificates  . . . . .        (18,632)            (29,026)
     Increase of checks and drafts outstanding  . . . . . . . . . . . . .         56,306                 -0-
     Payments for redemption of equities  . . . . . . . . . . . . . . . .        (12,335)               (158)
     Payments of patronage refunds and dividends  . . . . . . . . . . . .        (26,308)                -0-
     Other        . . . . . . . . . . . . . . . . . . . . . . . . . . . .             89               2.309
Net cash used in financing activities . . . . . . . . . . . . . . . . . . $      (63,632)       $    (88,323)

Net decrease in cash and cash equivalents . . . . . . . . . . . . . . . . $      (44,084)       $    (21,373)
Cash and cash equivalents at beginning of period  . . . . . . . . . . . .         44,084              28,373

Cash and cash equivalents at end of period  . . . . . . . . . . . . . . . $         -0-         $      7,000
FN>

See accompanying Notes to Unaudited Interim Condensed Consolidated Financial
Statements



                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


(1)    INTERIM FINANCIAL STATEMENTS

    Unless the context requires otherwise, (i) "Farmland" or the "Company" herein refers to Farmland Industries, Inc. and its consolidated subsidiaries, and (ii) all references herein to "year" or "years" are to fiscal years ended August 31.

    The information included in these Condensed Consolidated Financial Statements of Farmland reflects all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented.

    In accordance with the bylaws of Farmland and its cooperative subsidiaries, the member-sourced portion of income is determined annually and distributed to members of Farmland as patronage refunds. The member-sourced portion of such income is determined on the basis of the quantity or value of business done by Farmland during the year with or for patrons entitled to receive patronage refunds. As this determination is made only after the end of the fiscal year, and since the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash and Farmland equity (common stock, associate member common stock or capital credits) is determined (by the Farmland Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of net income has been reflected as a separate item in the accompanying May 31, 1995 condensed consolidated balance sheet.

    As patronage refunds are an integral part of the computation of income taxes, the Company historically has not provided for income taxes in its interim period financial statements. However, in accordance with generally accepted accounting principles, the Company commenced (effective with the 1995 fiscal year) including a provision for estimated income taxes in its interim financial statements. For the nine months ended May 31, 1995, the Company estimated an effective tax rate based on historic effective rates. The actual effective rate for 1995 may be subject to revision. Based on the effective tax rate for the 1994 fiscal year, the Condensed Consolidated Financial Statements for the nine months ended May 31, 1994 has been restated to include an interim income tax expense of $379,000.


(2)    INVENTORIES

    Major components of inventories at May 31, 1995 are as follows:

                                                 May 31
                                                  1995
                                         (Amounts in Thousands)
  Finished and in-process products  . . . . .  $   362,923
  Materials   . . . . . . . . . . . . . . . .       62,498
  Supplies  . . . . . . . . . . . . . . . . .       44,988
  Beef    . . . . . . . . . . . . . . . . . .       36,194
  Grain   . . . . . . . . . . . . . . . . . .      166,449

                                               $   673,052

     Grain inventories are valued at market adjusted for the net unrealized gains or losses on open grain contracts. Crude oil, refined petroleum products, cattle and beef by-products are valued at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of first-in, first-out (FIFO) cost or market. Supplies are valued at cost.

     In applying the lower of cost or market valuation method in the case of petroleum LIFO inventory, the general practice is modified to conform to the integral view of interim financial statements. Accordingly, a seasonal market value decline below cost of LIFO inventories, at an interim date, which is reasonably expected to be restored by year-end, is not recognized in interim results of operations since no loss is expected to be incurred in the annual period. At May 31, 1995, the carrying value of petroleum inventories stated under the LIFO method was $113,345,000. This exceeded the market value of such inventory by $1,936,000. However, based on historical prices of energy products and seasonal market price variations, the market value decline below cost is expected to be a temporary seasonal price fluctuation.

     Had the lower of first-in, first-out (FIFO) cost or market been used to value these petroleum products, inventories at May 31, 1995 would have been lower by $3,276,000.

     The carrying value of beef inventories stated under the LIFO method was $28,612,000 at May 31, 1995. The LIFO method of accounting for beef inventories had no effect on the carrying value of inventories or on the income reported for the nine months ended May 31, 1995 because market value of these inventories was lower than LIFO or FIFO cost.


(3)  CONTINGENCIES

     In July 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes.

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,800,000. The asserted deficiencies relate primarily to the Company's tax treatment of a $237,200,000 gain resulting from its sale, in July 1983, of the stock of Terra and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24,800,000 distribution received in 1983 from Terra.

     On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs are due November 15, 1995.

     If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon (approximately $178,300,000, before tax benefits of the interest deduction, through August 31, 1995), or $264,100,000 in the aggregate at August 31, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

     The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Subordinated Debt Certificates, Demand Loan Certificates and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded.

     No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims.

     In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct. Such counsel has further advised, however, that none of the issues involved in this dispute is free from doubt, and there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

     The Company has been designated by the Environmental Protection Agency as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), at various sites.

     The Company currently is aware of probable obligations for environmental matters at 20 properties. As of May 31, 1995, the Company has made an environmental accrual of $8,439,000. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

     The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management also is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at May 31, 1995. In the opinion of management, it is reasonably possible for such costs to be approximately an additional $24,000,000.

     The Company is currently involved in three administrative proceedings brought by Region VII of the Environmental Protection Agency ("EPA") with respect to alleged violations under the Clean Air Act, the Emergency Planning and Community Right-to-Know Act and RCRA at the Coffeyville refinery. The Company is currently negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements, including the possible implementation of a Supplemental Environmental Project in connection with the Clean Air Act proceeding. Absent such settlements, the Company may contest the EPA's allegations. Accordingly, no provision has been made in the Company's financial statements for these proposed penalties.

     Specifically, the three administrative proceedings are described as follows:

   (1) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of CERCLA at its Coffeyville, Kansas refinery. This proceeding involves alleged violations of release reporting requirements and seeks a civil penalty in the amount of $350,000.

   (2) The Company is a party to an administrative enforcement action brought by Region VII of the EPA which alleges violations of RCRA at its Coffeyville, Kansas refinery. In this proceeding, the EPA has proposed a civil penalty in the amount of approximately $1.4 million.

   (3) The Company has been informed by the U.S. Department of Justice of its intent to bring an enforcement action alleging certain violations of the Clean Air Act at its Coffeyville, Kansas refinery. The U.S. Department of Justice has informed the Company that it will seek a civil penalty of at least $1.6 million.


(4) SUMMARIZED FINANCIAL INFORMATION OF INVESTEES ACCOUNTED FOR BY THE EQUITY METHOD

     Summarized financial information of investees accounted for by the equity method for nine months ended May 31, 1995 and 1994 is as follows:

                                          May 31              May 31
                                           1995                1994
                                         (Amounts in Thousands)
 Net sales   . . . . . . . . . . . .  $       888,028    $       585,263
 Net Income    . . . . . . . . . . .  $        44,512    $        14,053
 Farmland's equity in net income   .  $        22,410    $         6,242


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Farmland Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Farmland Industries, Inc. and subsidiaries as of August 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and capital shares and equities for each of the years in the three-year period ended August 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmland Industries, Inc. and subsidiaries as of August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1994, in conformity with generally accepted accounting principles.


As discussed in Note 7.a. to the Consolidated Financial Statements, the Internal Revenue Service (IRS) has examined the Company's tax returns for the years ended August 31, 1984 and 1983, and has proposed certain adjustments. Should the IRS ultimately prevail, the federal and state income taxes and statutory interest thereon could be significant. Farmland believes it has meritorious positions with respect to such claims and, based upon the opinion of special tax counsel, management believes it is more likely than not that the courts will ultimately conclude that Farmland's treatment of such items was substantially, if not entirely, correct. The ultimate outcome of this matter can not presently be determined. Therefore, no provision for such income taxes and interest has been made in the accompanying Consolidated Financial Statements.





                                      KPMG PEAT MARWICK LLP

Kansas City, Missouri
October 21, 1994 except as to Note 7.a., which is as of September 5, 1995


                     FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                        August 31
                                                                                 1994               1993
                                                                                 Amounts in Thousands)
Current Assets:
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . .  $        44,084     $       28,373
     Accounts receivable - trade  . . . . . . . . . . . . . . . . . . . .          394,906            320,980
     Inventories (note 3)   . . . . . . . . . . . . . . . . . . . . . . .          538,314            496,690
     Other current assets   . . . . . . . . . . . . . . . . . . . . . . .          119,139             69,357

          Total Current Assets  . . . . . . . . . . . . . . . . . . . . .  $     1,096,443     $      915,400


Investments and Long-Term Receivables (note 4)  . . . . . . . . . . . . .  $       189,601     $      183,312
Property, Plant and Equipment (notes 5 and 6):
     Property, plant and equipment, at cost   . . . . . . . . . . . . . .  $     1,202,159     $    1,154,343
     Less accumulated depreciation and amortization   . . . . . . . . . .          700,869            649,965

     Net Property, Plant and Equipment  . . . . . . . . . . . . . . . . .  $       501,290     $      504,378


Other Assets      . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       139,297     $      116,891

Total Assets      . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1.926,631     $    1,719,981

See accompanying Notes to Consolidated Financial Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                            LIABILITIES AND EQUITIES

                                                                                        August 31
                                                                                 1994               1993
                                                                                   (Amounts in Thousands)
Current Liabilities:
   Demand loan certificates   . . . . . . . . . . . . . . . . . . . . . .  $        23,158     $       29,860
   Short-term notes payable (note 6)  . . . . . . . . . . . . . . . . . .          279,137            256,655
   Current maturities of long-term debt (note 6)  . . . . . . . . . . . .           27,840             31,947
   Accounts payable - trade   . . . . . . . . . . . . . . . . . . . . . .          246,181            217,982
   Other current liabilities (note 9)   . . . . . . . . . . . . . . . . .          229,423            118,437

               Total Current Liabilities  . . . . . . . . . . . . . . . .  $       805,739     $      654,881

Long-Term Debt (excluding current maturities) (note 6)  . . . . . . . . .  $       517,806     $      485,861


Deferred Income Taxes (note 7)  . . . . . . . . . . . . . . . . . . . . .  $         6,340     $        2,169

Minority Owners' Equity in Subsidiaries (note 8)  . . . . . . . . . . . .  $        11,733     $       15,363

Capital Shares and Equities (note 9):
   Preferred shares, $25 par value--Authorized 8,000,000 shares,
   148,069 shares issued and outstanding (148,325 shares in 1993)   . . .  $         3,702     $        3,708
   Common shares, $25 par value -- Authorized 50,000,000 shares,
      14,542,478 shares issued and outstanding
       (15,199,833 shares in 1993)  . . . . . . . . . . . . . . . . . . .          363,562            379,996
   Associate member common shares (nonvoting), $25 par value --
      Authorized 2,000,000 shares, 370,707 shares issued and
      outstanding (327,828 shares in 1993)  . . . . . . . . . . . . . . .            9,268              8,196
   Earned surplus and other equities  . . . . . . . . . . . . . . . . . .          208,481            169,807

               Total Capital Shares and Equities  . . . . . . . . . . . .  $       585,013     $      561,707

Contingent Liabilities and Commitments (notes 4, 6, 7, 10 and 11)




Total Liabilities and Equities  . . . . . . . . . . . . . . . . . . . . .  $     1,926,631     $    1,719,981

See accompanying Notes to Consolidated Financial Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Year Ended August 31
                                                               1994               1993             1992
                                                                         (Amounts in Thousands)
Sales             . . . . . . . . . . . . . . . . . . .  $     6,677,933   $    4,722,940   $    3,429,307
Cost of sales     . . . . . . . . . . . . . . . . . . .        6,284,084        4,470,290        3,099,316

Gross income      . . . . . . . . . . . . . . . . . . .  $       393,849   $      252,650   $      329,991

Selling, general and administrative expenses  . . . . .  $       305,279   $      223,792   $      236,065

Other income (deductions):
     Interest expense   . . . . . . . . . . . . . . . .  $       (51,485)  $      (36,764)  $      (27,965)
     Interest income  . . . . . . . . . . . . . . . . .            6,170            4,189            2,667
     Equity in income (loss) of investees (note 4)  . .           10,878          (12,394)          (2,341)
     Provision for loss on disposition of assets
          (note 17)   . . . . . . . . . . . . . . . . .              -0-          (29,430)             -0-
     Other, net (note 16)   . . . . . . . . . . . . . .           20,111            9,536            4,217
                                                         $       (14,326)  $      (64,863)  $      (23,422)

Income (loss) before income taxes, minority
     owners' interest and extraordinary item  . . . . .  $        74,244   $      (36,005)  $       70,504
Income tax (expense) benefit (note 7) . . . . . . . . .           (4,890)           6,433           (9,458)
Minority owners' interest in loss (income)
     of subsidiaries  . . . . . . . . . . . . . . . . .            4,522             (828)             -0-
Income (loss) before extraordinary item . . . . . . . .  $        73,876   $      (30,400)  $       61,046
Extraordinary item - Utilization of loss
     carryforward (note 7)  . . . . . . . . . . . . . .              -0-              -0-            1,267
          Net income (loss)   . . . . . . . . . . . . .  $        73,876   $      (30,400)  $       62,313

Distribution of net income (note 9):
     Patronage refunds:


          Farm supply patrons   . . . . . . . . . . . .  $        59,685   $          -0-   $       16,229
          Pork marketing patrons  . . . . . . . . . . .           10,927              -0-            1,245
          The Cooperative Finance
               Association's patrons  . . . . . . . . .              -0-            1,650            1,482
                                                         $        70,612   $        1,650   $       18,956
Earned surplus and other equities . . . . . . . . . . .            3,264          (32,050)          43,357
                                                         $        73,876   $      (30,400)  $       62,313

See Notes to Consolidated Financial Statements


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Year Ended August 31
                                                               1994               1993             1992
                                                                         (Amounts in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) . . . . . . . . . . . . . . . . . . .  $        73,876     $      (30,400)  $       62,313
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
     Depreciation and amortization  . . . . . . . . . .           62,960             57,730           50,784
     Provision for loss on disposition of assets  . . .              -0-             29,430              -0-
     (Gain) on disposition of fixed assets  . . . . . .           (1,794)              (385)          (1,181)
     Patronage refunds received in equities   . . . . .           (2,171)            (2,241)          (2,320)
     Proceeds from redemption of patronage equities   .              573              1,731            7,727
     Equity in (income) loss of investees   . . . . . .          (10,878)            12,394            2,341
     Deferred income tax (benefit) expense  . . . . . .           (5,034)            (3,463)           1,752
     Other        . . . . . . . . . . . . . . . . . . .              770              7,604            3,786
     Changes in assets and liabilities (exclusive
        of assets and liabilities of businesses acquired):
          Accounts receivable   . . . . . . . . . . . .          (12,079)           (92,024)           9,095
          Inventories   . . . . . . . . . . . . . . . .           (4,692)           (65,402)         (27,483)
          Other assets  . . . . . . . . . . . . . . . .          (45,990)           (30,154)          11,490
          Accounts payable  . . . . . . . . . . . . . .           17,884             19,630          (48,425)
          Other liabilities   . . . . . . . . . . . . .           32,617            (17,981)          10,722

Net cash provided by (used in) operating activities . .  $       106,042     $     (113,531)  $       80,601

CASH FLOWS FROM INVESTING ACTIVITIES:
Advances to borrowers by finance companies  . . . . . .  $           -0-     $      (624,618) $      (733,403)
Collections from borrowers by finance companies . . . .              -0-             631,668          685,383
Acquisition of businesses . . . . . . . . . . . . . . .          (35,790)            (10,500)             -0-
Proceeds from disposal of investments and
     notes receivable   . . . . . . . . . . . . . . . .           34,577              12,115           71,582
Acquisition of investments and notes receivable . . . .          (22,117)            (50,378)         (58,979)
Capital expenditures  . . . . . . . . . . . . . . . . .          (69,776)            (98,238)         (79,954)
Proceeds from sale of fixed assets  . . . . . . . . . .           14,785              10,900            8,191
Distribution from joint venture, net  . . . . . . . . .              -0-                 -0-           29,324
Proceeds from sale of assets to
     joint venture partner  . . . . . . . . . . . . . .            2,310                 -0-           62,104
Proceeds from disposition of subsidiary (note 2)  . . .              -0-              87,227              -0-
Other             . . . . . . . . . . . . . . . . . . .            5,547              (2,140)             -0-

Net cash used in investing activities . . . . . . . . .  $       (70,464)    $       (43,964) $       (15,752)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease of demand loan certificates  . . . . . . .  $        (6,702)    $       (13,224) $       (13,712)
Proceeds from bank loans and notes payable  . . . . . .          888,088             916,799          669,608
Payments of bank loans and notes payable  . . . . . . .         (924,731)           (777,268)        (711,101)
Proceeds from issuance of subordinated
      debt certificates   . . . . . . . . . . . . . . .           57,636              72,423           57,780
Payments for redemption of subordinated
      debt certificates   . . . . . . . . . . . . . . .          (33,034)            (16,490)         (22,557)
Payments for redemption of equities . . . . . . . . . .           (3,244)            (13,505)          (8,046)
Payments of patronage refunds and dividends . . . . . .              -0-             (17,946)         (12,204)
Other             . . . . . . . . . . . . . . . . . . .            2,120                 340           (3,853)

Net cash provided by (used in) financing activities . .  $       (19,867)    $       151,129  $       (44,085)

Net increase (decrease) in cash and
     cash equivalents   . . . . . . . . . . . . . . . .  $        15,711     $        (6,366) $        20,764
Cash and cash equivalents at beginning of year  . . . .           28,373              34,739           13,975
Cash and cash equivalents at end of year  . . . . . . .  $        44,084     $        28,373  $        34,739

SUPPLEMENTAL SCHEDULE OF CASH PAID
     FOR INTEREST AND INCOME TAXES:

Interest          . . . . . . . . . . . . . . . . . . .  $        38,425     $        41,136  $        35,626

Income taxes (net of refunds) . . . . . . . . . . . . .  $         9,746     $         1,479  $        12,181

SUPPLEMENTAL SCHEDULE OF NONCASH
     INVESTING AND FINANCING ACTIVITIES:

Equities and minority owners' interest
     called for redemption  . . . . . . . . . . . . . .  $        12,935     $           -0-  $        13,365
Transfer of assets in exchange for
     investment in joint ventures   . . . . . . . . . .  $           309     $           -0-  $        63,911
Issuance of Farmland equities to minority owners'
     of Foods     . . . . . . . . . . . . . . . . . . .  $           -0-     $           -0-  $        16,680
Appropriation of current year's net income
     as patronage refunds   . . . . . . . . . . . . . .  $        70,612     $           -0-  $        18,956
Acquisition of businesses:
     Fair value of net assets acquired  . . . . . . . .  $        35,539     $         1,414  $        30,321
     Goodwill     . . . . . . . . . . . . . . . . . . .            1,094              16,086           20,976
     Minority owners' investment  . . . . . . . . . . .             (843)             (7,000)             -0-

                  . . . . . . . . . . . . . . . . . . .  $        35,790     $        10,500  $        51,297

See accompanying Notes to Consolidated Financial Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CAPITAL SHARES AND EQUITIES

                                                       Years Ended August 31, 1994, 1993 and 1992
                                                                                       Earned       Total
                                                                         Associate    Surplus      Capital
                                                                           Member       And        Shares
                                                Preferred     Common       Common      Other         And
                                                 Shares       Shares       Shares     Equities     Equities
                                                                      (Amounts in Thousands)
BALANCE AT AUGUST 31, 1991  . . . . . . . . .  $     3,733  $    330,646   $   7,680     $155,305   $  497,364
Issue, redemption and cancellation of equities         (20)       44,297         (15)          13       44,275
Appropriation of current year's net income  .          -0-           -0-         -0-       62,313       62,313
Transfers to current liabilities  . . . . . .          -0-       (12,045)         (6)     (19,329)     (31,380)
Transfers from minority owners' equity  . . .          -0-         5,570         -0-       10,072       15,642
Dividends on preferred stock  . . . . . . . .          -0-           -0-         -0-           (5)          (5)
Distribution to farm supply patrons in common
     stock, associate member common stock
     and other equities   . . . . . . . . . .          -0-        15,807         873      (16,760)         (80)
Exchange of common stock, associate member
     common stock and other equities  . . . .          -0-        (7,892)       (356)       8,248          -0-

BALANCE AT AUGUST 31, 1992  . . . . . . . . .  $     3,713  $    376,383   $   8,176   $  199,857   $  588,129
Issue, redemption and cancellation of equities          (5)        6,740         (49)      (1,058)       5,628
Appropriation of current year's net loss  . .          -0-           -0-         -0-      (30,400)     (30,400)
Transfers to current liabilities  . . . . . .          -0-           -0-         -0-       (1,650)      (1,650)
Exchange of common stock, associate member
     common stock and other equities  . . . .          -0-        (3,127)         69        3,058          -0-

BALANCE AT AUGUST 31, 1993  . . . . . . . . .  $     3,708  $    379,996   $   8,196   $  169,807   $  561,707
Issue, redemption and cancellation of equities          (6)         (364)         17       (3,475)      (3,828)
Appropriation of current year's net income  .          -0-           -0-         -0-       73,876       73,876
Patronage refund payable in cash transferred
     to current liabilities   . . . . . . . .          -0-           -0-         -0-      (26,552)     (26,552)
Base capital redemptions transferred
     to current liabilities   . . . . . . . .          -0-        (8,628)       (112)         -0-       (8,740)
Other equity redemptions transferred
     to current liabilities   . . . . . . . .          -0-           -0-         -0-       (3,362)      (3,362)
Transferred to liabilities  . . . . . . . . .          -0-           -0-         -0-       (8,084)      (8,084)
Dividends on preferred stock  . . . . . . . .          -0-           -0-         -0-           (4)          (4)
Exchange of common stock, associate member
     common stock and other equities  . . . .          -0-        (7,442)      1,167        6,275          -0-

BALANCE AT AUGUST 31, 1994  . . . . . . . . .  $     3,702  $    363,562   $   9,268   $  208,481   $  585,013

See accompanying Notes to Consolidated Financial Statements.


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Farmland Industries, Inc. ("Farmland"), a Kansas corporation, is organized and operated as a cooperative and its mission is to be a producer-driven and profitable agricultural supply to consumer foods cooperative system.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Farmland and all its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents -- Investments with maturities of less than three months are included in "Cash and cash equivalents."

     Investments -- Investments in companies 20% to 50% owned are accounted for by the equity method. Other investments are stated at cost.

     Accounts Receivable -- The Company uses the allowance method to account for doubtful accounts and notes. Uncollectible accounts and notes receivable from members are written off against the Farmland common stock held by members before such uncollectible accounts are charged to operations.

     Inventories -- Grain inventories are valued at market adjusted for net unrealized gains or losses on open commodity contracts. Crude oil, refined petroleum products, cattle and beef inventories are valued at the lower of last-in, first-out cost or market. Other inventories are valued at the lower of first-in, first-out cost or market. Supplies are valued at cost.

     Property, Plant and Equipment -- These assets are stated at cost and depreciated principally on a straight-line basis over the estimated useful life of the individual assets (3 to 40 years). Leasehold improvements are amortized on a straight-line basis over the terms of the individual leases (15 to 21 years).

     Goodwill -- The excess of cost over the fair market value of assets of businesses purchased is amortized on a straight-line basis over a period of 15 to 25 years.

     Sales -- The Company's policy is to recognize sales at the time product is shipped. Net margins on international grain merchandised and sales commissions on brokered agricultural chemicals, rather than the value of such products, are included in net sales. The gross amount of international grain merchandised in 1994 was $590,159,000. See Note 2 of the Notes to Consolidated Financial Statements. The gross amount of agricultural chemicals brokered in the years ended August 31, 1994, 1993 and 1992 was $172,650,000, $156,067,000 and
$143,314,000, respectively.

     Environmental Costs -- Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

     Research and Development Costs -- Total research and development costs for the Company for the years ended August 31, 1994, 1993 and 1992 were $2,702,000, $3,303,000 and $3,338,000, respectively.

     Federal Income Taxes -- Farmland and its cooperative subsidiaries are subject to income taxes on all income not distributed to patrons as patronage refunds. Farmland and all its subsidiaries file consolidated federal and state income tax returns. Effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company accounted for income taxes using the deferred method under APB Opinion 11 for the year ended August 31, 1993 and 1992.


(2)  ACQUISITIONS AND DISPOSITIONS

     Effective June 30, 1992, Farmland acquired substantially all the business and assets of Union Equity Co-Operative Exchange ("Union Equity") in exchange for 2,051,880 shares of Farmland common stock with a par value of $51,297,000 and Farmland's assumption of substantially all of Union Equity's liabilities. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Union Equity have been included in the Company's consolidated financial statements from June 30, 1992. The excess of the purchase price over the fair value of the net identifiable assets acquired ($20,976,000) has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

     During 1993, Farmland and partners organized NBPC. Farmland retained a 58% ownership interest in NBPC by investing $10,500,000 in cash. On April 15, 1993, NBPC acquired the business of Idle Wild Foods, Inc. ("Idle Wild"), a beef packing plant and feedlot located in Liberal, Kansas. NBPC acquired the assets by assuming liabilities of Idle Wild with a fair value of approximately $130,605,000 (including bank loans which are nonrecourse to NBPC's partners). The acquisition has been accounted for as a purchase and, accordingly, the results of operations of NBPC have been included in the Company's consolidated financial statements from April 15, 1993. The liabilities assumed over the fair value of the net identifiable assets acquired has been recorded as goodwill.

     To establish The Cooperative Finance Association ("CFA") as an independent finance association for its members, on August 30, 1993 CFA purchased 10,113,000 shares of its voting common stock from Farmland for a purchase price comprised of $1,541,000 in cash, equities of Farmland (with a par value of $2,406,000) held by CFA and a $6,166,000 subordinated promissory note payable to Farmland bearing interest of 5.3%. In addition, during 1993, CFA: 1) repaid its operating loan from Farmland ($25,181,000); and, 2) purchased the lending operations and assets of Farmland Financial Services Company for a cash payment of $60,505,000 and a $2,128,000, 5.3% subordinated note payable to Farmland. Farmland repaid $87,227,000 of its borrowings from the National Bank for Cooperatives with the proceeds received from CFA. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland's voting control in CFA decreased to 25%. Accordingly, effective August 31, 1993, CFA is not included in the consolidated balance sheet of the Company.

     The following unaudited financial information, for the years ended August 31, 1993 and 1992, presents pro forma results of operations of the Company as if the disposition of CFA and the acquisitions of Union Equity and NBPC had occurred at the beginning of each period presented. The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense and increased interest expense on debt assumed in the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years 1993 and 1992.

                                                  August 31 (Unaudited)
                                                   1993          1992
                                                  (Amounts in Thousands)
    Net sales . . . . . . . . . . . . . . . . . $  5,357,867  $ 5,441,303

    Income (loss) before extraordinary item . . $    (44,040) $    47,225

     In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of NBPC. The purchase price of NCI ($4,423,000) was paid in cash.

     In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31,367,000) was paid in cash.

     The acquisitions of NCI and Tradigrain have been accounted for by the purchase method of accounting and, accordingly, the operating results of each enterprise have been included in the Company's consolidated financial statements from the respective dates of acquisition. The excess of the cash paid over the fair value of the net assets acquired has been recorded as goodwill. The pro forma effects of acquisitions of NCI and Tradigrain on the consolidated financial statements are not significant.

(3)  INVENTORIES

     Major components of inventories are as follows:
                                                        August 31
                                                   1994          1993
                                                  (Amounts in Thousands)
    Grain   . . . . . . . . . . . . . . . . . . $   136,353   $    91,990
    Beef    . . . . . . . . . . . . . . . . . .      24,267        27,754
    Materials . . . . . . . . . . . . . . . . .      51,428        43,857
    Supplies  . . . . . . . . . . . . . . . . .      39,885        41,388
    Finished and in-process products  . . . . .     286,381       291,701
                                                $   538,314   $   496,690

     The carrying values of crude oil and refined petroleum inventories stated under the lower of last-in, first-out ("LIFO") cost or market at August 31, 1994 and 1993 were $86,179,000 and $84,088,000, respectively. Had the lower of first-in, first-out ("FIFO") cost or market been used to value these products, the carrying values of inventories at August 31, 1994 and 1993 would have been lower by $4,145,000 and $5,754,000, respectively.

     Net income for 1994, 1993 and 1992 was $1,609,000 lower, $4,119,000 higher and $1,935,000 lower, respectively, as a result of using LIFO as compared with FIFO, including a $3,164,000 recovery in 1994 of an $8,346,000 lower of cost or market adjustment in 1993. Liquidation of prior year inventory layers in 1992 reduced income before income taxes and patronage refunds by $3,302,000.

     The carrying values of beef inventories stated under LIFO at August 31, 1994 and 1993 were $24,267,000 and $27,754,000, respectively. The LIFO method of accounting for beef inventories had no effect on the carrying value of inventories or on the results reported in 1994 and 1993, as market value of these inventories was lower than LIFO or FIFO cost.

(4)  INVESTMENTS AND LONG-TERM RECEIVABLES

     Investments and long-term receivables are as follows:
                                                                August 31
                                                         1994             1993
                                                       (Amounts in Thousands)
               . . . . . . . . . . . . . . . . . .
  Investments accounted for by the equity method     $    52,478     $   37,456
  Notes receivable from ventures, 20% to 50% owned        48,955         60,204
  National Bank for Cooperatives   . . . . . . . .        28,786         31,824
  Investments in and advances to other cooperatives       42,662         37,690
  Other investments and long-term receivables  . .        16,720         16,138
                                                     $   189,601     $  183,312

    National Bank for Cooperatives ("CoBank") requires borrowers from the bank to maintain an investment in stock of the bank. The amount of investment required is based on the average amount borrowed from CoBank during the previous five years. At August 31, 1994, Farmland's investment in CoBank approximated its requirement. This investment has been pledged to secure borrowings from CoBank under the syndicated loan agreement.

    Summarized financial information of investees accounted for by the equity method is as follows:
                                                        August 31
                                                   1994          1993
                                                 (Amounts in Thousands)
       Current Assets   . . . . . . . . . . . . $    105,981  $     66,532
       Long-Term Assets   . . . . . . . . . . .      252,704       223,937
           Total Assets . . . . . . . . . . . . $    358,685  $    290,469

       Current Liabilities  . . . . . . . . . . $    111,077  $     79,224
       Long-Term Liabilities  . . . . . . . . .      144,255       141,991
           Total Liabilities  . . . . . . . . . $    255,332  $    221,215

       Net Assets   . . . . . . . . . . . . . . $    103,353  $     69,254

                                        Year Ended August 31
                                     1994       1993       1992
                                       (Amounts in Thousands)
     Net sales                   $  803,516  $   601,194  $  218,913
     Net income (loss)           $   24,285  $   (22,755) $   (5,046)
     Farmland's equity in
     net income (loss)           $   10,878  $   (12,394) $   (2,341)

     The Company's investments accounted for by the equity method consist principally of 50% equity interests in Hyplains Beef, L.L.C. and in two phosphate fertilizer manufacturing ventures (Farmland Hydro, L.P. and SF Phosphates Limited Company).

     On November 15, 1991, Farmland and Norsk Hydro a.s. ("Hydro") formed a joint venture company, Farmland Hydro, to manufacture phosphate fertilizer products for distribution to international markets. As part of the joint venture agreement, Farmland sold a 50% interest in its Green Bay, Florida phosphate fertilizer plant and certain phosphate rock reserves located in Hardee County, Florida to Hydro for an amount approximately equal to Farmland's carrying value of the assets. Subsequently, Farmland and Hydro contributed the assets to the joint venture. Farmland operates the plant under a management agreement with the joint venture and Hydro provides international marketing services. See note 15 of the notes to consolidated financial statements.

     Farmland and J. R. Simplot formed a joint venture (SF Phosphates, Limited Company) to operate a phosphate mine located in Vernal, Utah, a fertilizer plant located in Rock Springs, Wyoming, and a 96-mile pipeline that connects the mine with the fertilizer plant. The purchase of the mine, plant and pipeline from Chevron Corporation was completed in April 1992.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board ("FASB") in May 1993 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 115 expands the use of fair value accounting and the reporting for certain investments in debt and equity securities. In the opinion of management, the adoption of Statement 115 will not have a significant impact on the Company's consolidated financial statements.


(5)  PROPERTY, PLANT AND EQUIPMENT

     A summary of cost for property, plant and equipment is as follows:
                                               August 31
                                            1994          1993
                                         (Amounts in Thousands)
    Land and improvements . . . . . $    13,614        $    11,825
    Site improvements . . . . . . .      28,647             26,877
    Buildings . . . . . . . . . . .     224,767            215,420
    Machinery and equipment . . . .     716,683            678,784
    Automotive equipment  . . . . .      65,986             46,807
    Furniture and fixtures  . . . .      48,613             45,405
    Livestock . . . . . . . . . . .       3,926              4,373
    Mining properties . . . . . . .       3,119              3,119
    Leasehold improvements  . . . .      15,085             12,149
    Capital lease . . . . . . . . .      50,956             52,342
    Construction in progress  . . .      30,763             57,242
            . . . . . . . . . . . . $ 1,202,159        $ 1,154,343

     For the years ended August 31, 1994, 1993 and 1992, the Company capitalized construction period interest of $357,000, $1,611,000 and $330,000, respectively.


(6)  BANK LOANS, SUBORDINATED DEBT CERTIFICATES AND NOTES PAYABLE

     Bank loans, subordinated debt certificates and notes payable are as follows:
                                                                       August 31
                                                                 1994               1993
                                                                  (Amounts in Thousands)
National Bank for Cooperatives
     --5.61% to 9.2%, maturing 1995 through 2001  . . . .  $        74,278     $       66,098
Other bank notes--5.74% to 7.75%,
     maturing 1995 through 2001   . . . . . . . . . . . .          117,813            138,244
Subordinated certificates of investment
     and capital investment certificates
     --7.25% to 10.5%, maturing 1995 through 2014   . . .          210,054            192,857
Subordinated monthly interest certificates
     --6.25% to 12%, maturing 1995 through 2014   . . . .           70,057             62,913
Industrial revenue bonds--5.75% to 8.0%,
     maturing 1995 through 2007   . . . . . . . . . . . .           25,055             27,880
Promissory notes--7% to 10%,
     maturing 1995 through 2001   . . . . . . . . . . . .           18,684             13,805
Other--5% to 13%  . . . . . . . . . . . . . . . . . . . .           29,705             16,011
                                                           $       545,646     $      517,808
Less current maturities . . . . . . . . . . . . . . . . .           27,840             31,947
                                                           $       517,806     $      485,861

     In 1994, Farmland entered into a $650,000,000 syndicated credit facility provided by eight domestic and international banking institutions. This agreement provides short-term credit of up to $450,000,000 to finance seasonal operations and inventory, and revolving term credit of up to $200,000,000. At August 31, 1994, short-term borrowings under this facility were $217,399,000, revolving term borrowings were $95,000,000 and $62,600,000 was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

     Farmland pays commitment fees of 1/8 of 1% annually on the unused portion of the short-term commitment and 1/4 of 1% annually on the unused portion of the revolving term commitment. In addition, Farmland must maintain consolidated working capital of not less than $150,000,000, consolidated net worth of not less than $475,000,000 and funded indebtedness and senior funded indebtedness of not more than 52% and 43% of capitalization, respectively. All computations are based on consolidated financial data adjusted to exclude nonrecourse subsidiaries (as defined in the credit agreement). Computed in accordance with the agreement, at August 31, 1994, working capital was $207,383,000, net worth was $585,013,000 and funded indebtedness and senior funded indebtedness were 47.03% and 23.34% of capitalization, respectively.

     Farmland and subsidiaries maintain other borrowing arrangements with banks and financial institutions. Under such agreements, at August 31, 1994, $35,495,000 was borrowed from banks and letters of credit issued by banks amounted to $2,200,000. Financial covenants of these arrangements are not more restrictive than the Company's syndicated credit facility.

     NBPC, 58%-owned by Farmland, maintains borrowing agreements with a bank which provides financing support for its beef packing operations. Borrowings under this credit agreement are nonrecourse to Farmland or Farmland's other affiliates. At August 31, 1994, NBPC's available bank credit of $61,596,000 had been borrowed. All assets of NBPC (carried at $150,409,000) are pledged to support its borrowings. At August 31, 1994, Farmland had issued letters of credit in the amount of $15,000,000 to support NBPC's bank credit agreements.

     Tradigrain has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. Obligations of Tradigrain under these loan agreements are nonrecourse to the Company.

     The subordinated debt certificates have been issued under several different indentures. Farmland may redeem subordinated certificates of investments and capital investment certificates in advance of scheduled maturities. Farmland may redeem subordinated certificates of investments, capital investment certificates and subordinated monthly interest certificates upon death of the holder.

     The outstanding subordinated debt certificates are subordinated to senior indebtedness. At August 31, 1994, senior indebtedness included $450,827,000 for money borrowed, and other instruments (principally long-term operating leases) provide for aggregate payments over nine years of approximately $126,505,000.

     Under industrial revenue bonds and other agreements, property, plant and equipment with a carrying value of $29,267,000 have been pledged.

     Bank loans, subordinated debt certificates and notes payable mature during the fiscal years ending August 31 in the following amounts:

                                               (Amounts in Thousands)
           1995 . . . . . . . . . . . . . . . . . .  $    27,840
           1996 . . . . . . . . . . . . . . . . . .       44,884
           1997 . . . . . . . . . . . . . . . . . .      182,996
           1998 . . . . . . . . . . . . . . . . . .       54,057
           1999 . . . . . . . . . . . . . . . . . .       32,921
           2000 and after . . . . . . . . . . . . .      202,948
                                                     $   545,646

(7)    INCOME TAXES

   A.  TERRA RESOURCES, INC.

    In July 1983, Farmland sold the stock of Terra, a wholly owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237.2 million for tax reporting purposes.

    On March 24, 1993, the IRS issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of a $237.2 million gain resulting from its sale, in July 1983, of the stock of Terra and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets and that Farmland was not entitled to a claimed intercorporate dividends-received deduction with respect to a $24.8 million distribution received in 1983 from Terra.

    On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. Prior to trial, the IRS withdrew its challenge to Farmland's claimed intercorporate dividends-received deduction and several other minor issues were resolved. The parties submitted post-trial briefs to the court on September 14, 1995; reply briefs are due November 15, 1995.

    If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $178.3 million, before tax benefits of the interest deduction, through August 31, 1995), or $264.1 million in the aggregate at August 31, 1995. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus applicable statutory interest thereon. Finally, the additional federal and state income taxes and accrued interest thereon, which would be owed based on an adverse decision, would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

    The liability resulting from an adverse decision would be charged to current operations and would have a material adverse effect on the Company and may affect its ability to pay, when due, principal and interest on the Subordinated Debt Certificates, Demand Loan Certificates and the Company's other indebtedness. In order to pay any such tax claim, the Company would have to consider new financing arrangements, including the incurrence of indebtedness and the sale of assets. Moreover, the Company would be required to renegotiate the Credit Agreement with its bank lenders, as well as other existing financing agreements with certain other parties, not only to permit such new financing arrangements, but also to cure events of default under the Credit Agreement and certain of such other existing financing agreements and to maintain compliance with various requirements of the Credit Agreement and such other existing financing agreements, including working capital and funded indebtedness provisions, in order to avoid default thereunder. No assurance can be given that such financing arrangements or such renegotiation would be successfully concluded.

    No provision has been made in the Consolidated Financial Statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims.

    In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct. Such counsel has further advised, however, that none of the issues involved in this dispute is free from doubt, and there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

   B.  OTHER INCOME TAX MATTERS

    The Company adopted FASB Statement 109 effective September 1, 1993. The cumulative effect of this change in accounting for income taxes was immaterial. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

    Income tax expense (benefit) attributable to income from continuing operations is comprised of the following:
                                            Year Ended August 31
                                       1994        1993          1992
                                            (Amounts in Thousands)
     Federal:
        Current . . . . . . . . . .  $   10,076   $  (2,502)   $   6,600
        Deferred  . . . . . . . . .      (3,217)     (2,944)       1,490

                                     $    6,859   $  (5,446)   $   8,090
     State:
        Current . . . . . . . . . .  $    1,965   $    (468)   $   1,106
        Deferred  . . . . . . . . .        (755)       (519)         262
                                     $    1,210   $    (987)   $   1,368
     Foreign:
        Current . . . . . . . . . .  $   (2,117)  $     -0-    $     -0-
        Deferred  . . . . . . . . .      (1,062)        -0-          -0-
                                     $   (3,179)  $     -0-    $     -0-

                                     $    4,890   $  (6,433)   $   9,458

   Income tax expense (benefit) attributable to income from continuing operations differs from the "expected" income tax expense (benefit) using statutory rate of 35% (34% for 1993 and 1992), as follows:

                                                                         Year Ended August 31
                                                                 1994            1993            1992
Computed "expected" income tax expense (benefit)
     on income (loss) before income taxes   . . . . . . . . .   35.0   %        (34.0) %        34.0   %

Increase (reduction) in income tax expense (benefit)
attributable to:
     Patronage refunds  . . . . . . . . . . . . . . . . . . .  (33.3)            (4.0)          (9.2)
     Utilization of member-sourced losses   . . . . . . . . .    -0-              -0-          (11.4)
     Patronage-sourced items for
          which no benefit is available   . . . . . . . . . .    -0-             26.5            -0-
     State income tax expense (benefit) net of
          federal income tax effect   . . . . . . . . . . . .    1.1             (2.2)           1.2
     Benefit associated with exempt income of
          foreign sales corporation   . . . . . . . . . . . .    -0-             (1.4)          (1.5)
     Other, net   . . . . . . . . . . . . . . . . . . . . . .    3.8             (2.7)            .3
Income tax expense (benefit)  . . . . . . . . . . . . . . . .    6.6   %        (17.8)  %       13.4   %

     The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at August 31, 1994 is as follows:
                                                   August 31, 1994
                                               (Amounts in Thousands)
    Deferred tax liabilities:
       Property, plant and equipment principally
           due to differences in depreciation . . .  $    20,242
       Prepaid pension cost   . . . . . . . . . . .       21,124
       Other  . . . . . . . . . . . . . . . . . . .       14,021
           Total gross deferred liabilities . . . .  $    55,387

    Deferred tax assets:
       Safe harbor leases   . . . . . . . . . . . .  $     5,391
       Accrued expenses   . . . . . . . . . . . . .       27,017
       Accounts receivable,  principally due to
           allowance for doubtful accounts  . . . .        4,394
       Other  . . . . . . . . . . . . . . . . . . .       12,245
           Total gross deferred assets  . . . . . .  $    49,047

    Net deferred tax liability  . . . . . . . . . .  $     6,340

     A valuation allowance for deferred tax assets was not necessary at August 31, 1994.

     The significant components of deferred income tax benefit attributable to income from continuing operations for the year ended August 31, 1994 are as follows:
                                                   August 31, 1994
                                               (Amounts in Thousands)
    Deferred tax benefit  . . . . . . . . . . . . .  $    (8,044)

    Charge in lieu of taxes resulting
       from initial recognition
       of acquired tax benefits that
       are allocated to reduce
       goodwill related to the
       acquired entity  . . . . . . . . . . . . . .        3,010
                                                     $    (5,034)


     Deferred income taxes for the year ended August 31, 1993 and 1992 result from timing differences in the recognition of income and expenses for financial reporting and income tax reporting purposes.  The sources of these timing differences and their tax effect are as follows:
                                                                             Year Ended August 31
                                                                         1993                     1992
                                                                            (Amounts in Thousands)
     Depreciation   . . . . . . . . . . . . . . . . . . . . . . .   $           473         $         1,562
     Safe harbor lease rentals  . . . . . . . . . . . . . . . . .              (378)                   (478)
     Provision for loss on proposed sale of assets  . . . . . . .            (3,454)                    -0-
     Unfunded pension expense   . . . . . . . . . . . . . . . . .              (355)                   (129)
     Reinstatement of deferred income taxes previously
          offset by net operating loss carryforward
          for financial reporting purposes  . . . . . . . . . . .               -0-                   1,294
     Other, net   . . . . . . . . . . . . . . . . . . . . . . . .               251                    (497)
                                                                    $        (3,463)        $         1,752

     At August 31, 1994, Farmland and its consolidated subsidiaries have alternative minimum tax credit carryforwards of approximately $7,025,000.

     The tax benefit for the year ended August 31, 1993 results from the carryback of nonpatronage-sourced losses to reduce the amount of federal and state income taxes paid during prior years.

     During the year ended August 31, 1994, Farmland utilized nonmember-sourced loss carryforwards amounting to $7,525,000 to reduce goodwill for financial reporting purposes by $3,010,000.

     During the year ended August 31, 1992, all of Foods' nonmember-sourced loss carryforwards were utilized and deferred income taxes amounting to $1,294,000 were reinstated. During the year ended August 31, 1992, Farmland utilized nonmember-sourced loss carryforwards amounting to $3,168,000 to reduce income tax expense for financial reporting purposes by $1,267,000. Utilization of these loss carryforwards has been presented as an extraordinary item in the accompanying consolidated statement of operations for the year ended August 31, 1992.

     In connection with the acquisition of Union Equity, Farmland acquired member-sourced and nonmember-sourced loss carryforwards from Union Equity amounting to approximately $18,600,000 and $10,600,000, respectively. For the year ended August 31, 1992, Farmland was able to utilize member-sourced and nonmember-sourced loss carryforwards amounting to $18,600,000 and $2,800,000, respectively. The benefit of the utilization of the nonmember-sourced loss carryforward amounting to $1,134,000 was recorded as a reduction of goodwill. See note 2 of the notes to consolidated financial statements.


(8)  MINORITY OWNERS' EQUITY IN SUBSIDIARIES

     A summary of the equity of subsidiaries owned by others is as follows:
                                                    August 31
                                               1994         1993
                                              (Amounts in Thousands)
    Farmland Foods, Inc.  . . . . . . . . . .  $  5,618     $   6,401
    National Beef Packing Company, L.P. and G.P.  2,925         7,865
    Heartland Wheat Growers, L.P. and G.P.  .     2,100          -0-
    Other subsidiaries  . . . . . . . . . . .     1,090         1,097
            . . . . . . . . . . . . . . . . .  $ 11,733     $  15,363


(9)    PREFERRED STOCK, EARNED SURPLUS AND OTHER EQUITIES

    A summary of preferred stock is as follows:
                                                                                 August 31
                                                                         1994               1993
                                                                         (Amounts in Thousands)
    Preferred shares, $25 par value - Authorized 8,000,000 shares:
         6% - 608 shares issued and outstanding
             (624 shares in 1993) . . . . . . . . . . . . . . . . . . . . $      15    $     15
         5-1/2% - 2,592 shares issued and outstanding
             (2,832 shares in 1993) . . . . . . . . . . . . . . . . . . .        65          71
         Series F - 144,869 shares issued and outstanding
             (144,869 shares in 1993) . . . . . . . . . . . . . . . . . .     3,622       3,622
                                                                          $   3,702    $  3,708

     The 5-1/2% and 6% preferred stocks have preferential liquidation rights over the Series F preferred stock. Dividends on the 5-1/2% and 6% preferred stock are cumulative if declared by the Farmland Board of Directors and only to the extent earned each year. Series F preferred stock is nondividend bearing. Upon liquidation, holders of all preferred stock are entitled to the par value thereof and, with respect to the 5-1/2% and 6% preferred stock, any declared or unpaid earned dividends.

     A summary of earned surplus and other equities is as follows:
                                                               August 31
                                                           1994            1993
                                                          (Amounts in Thousands)
     Earned surplus   . . . . . . . . . . . . .. .  $       130,250     $      123,974
     Patronage refund payable in equities   . .. .           44,032                -0-
     Nonmember capital  . . . . . . . . . . . .. .              103                104
     Capital credits  . . . . . . . . . . . . .. .           32,547             38,105
     Unallocated equity   . . . . . . . . . . .. .              -0-              6,021
     Additional paid-in surplus   . . . . . . .. .            1,603              1,603
     Currency translation adjustment  . . . . .. .              (54)               -0-
                                                    $       208,481     $      169,807

     In accordance with the bylaws of Farmland, the member-sourced portion of its net income or loss and the resulting patronage refund payable to members and patrons are determined annually. The bylaws provide that the amount of the patronage refund payable be reduced if immediately after the payment of such patronage refund, the amount of earned surplus would be less than 30% of the previous year-end balance of members' equity accounts (defined for this purpose as the sum of common stock, associate member common stock, capital credits, nonmember capital and patronage refunds payable in equities). The reduction of patronage refunds is limited to the lesser of 15% or the amount required to increase the balance of the earned surplus account to the required 30%. As of August 31, 1994 and 1993, earned surplus exceeded the required amount by approximately $2,329,000 and $3,874,000, respectively. The patronage refund payable for 1994 is $70,584,000. The cash portion is $26,552,000 and is included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994. The balance ($44,032,000) of the patronage refund is payable in equities of Farmland and is included in the consolidated balance sheet as "Earned surplus and other equities." No patronage refunds were paid by Farmland for 1993. The patronage refund for 1992 was $17,449,000, all of which was paid in cash.

     Farmland maintains a base capital plan. The plan's objectives are as follows: 1) to achieve proportionality between the dollar amount of business a member or associate member of Farmland ("Participant") transacts with Farmland and the par value of Farmland equity which the Participant should hold (hereinafter referred to as the Participants' "Base Capital Requirement"); and,
2) provide a method for the Board of Directors, in its discretion, to redeem equities held by a Participant when the par value of the Participant's investment exceeds the Participant's Base Capital Requirement. This plan provides that the relationship between the par value of a Participant's investment in Farmland equity and the Participant's Base Capital Requirement shall influence the cash portion of any patronage refund paid to the Participant.

     The Base Capital Requirement shall be determined annually by the Farmland Board of Directors at its sole discretion. At August 31, 1994, common stock and associate member common stock with a par value of $8,740,000 have been approved for redemption by the Board of Directors under the base capital plan and such amounts have been included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994.

     Farmland maintains an estate settlement plan for redemption of equities held by estates of deceased individuals (except equities purchased and held less than five years) and a special equity redemption plan to redeem equities of holders who do not participate in the Farmland base capital plan. Under these plans, the Board of Directors, in its discretion, may redeem equities based on certain factors, including the financial position and consolidated net income of the Company. A priority for redeeming equities under these plans has been established.

     At August 31, 1994, certain equities of Farmland with a face amount of $3,448,000 and capital equity fund certificates held by certain members of Farmland Foods, Inc. in the amount of $747,000 have been approved by the Board of Directors for redemption under the estate settlement and special equity redemption plan. Accordingly, such amounts have been included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994.

     Nonmember capital represents patronage refunds distributed in the form of book credits.

     Capital credits are issued: 1) for payment of patronage refunds to patrons who do not satisfy requirements for membership or associate membership; and,
2) upon conversion of common stock or associate member common stock held by persons who do not meet qualifications for membership or associate membership in Farmland.

     Unallocated equity represents the cumulative difference between the amount of member-sourced income for financial reporting and income tax reporting purposes.

     Additional paid-in surplus results from members donating Farmland equity to Farmland.

     None of the aforementioned equities are held by or for the account of Farmland or in any sinking or other special fund of Farmland and none have been pledged by Farmland.


(10)      CONTINGENT LIABILITIES AND COMMITMENTS

     The Company leases various equipment and real properties under long-term operating leases. For the years ended August 31, 1994, 1993 and 1992, rental expenses totaled $41,794,000, $41,104,000 and $43,300,000, respectively. Rental expense is reduced for mileage credits received on leased railroad cars ($1,866,000 in 1994, $1,939,000 in 1993 and $663,000 in 1992).

     The leases have various remaining terms ranging from one year to fifteen years. Some leases are renewable, at Farmland's option, for additional periods. The minimum amount Farmland must pay for these leases during the fiscal years ending August 31 are as follows:

                                           (Amounts in Thousands)
                   1995 . . . . . . . . . . . . $     49,883
                   1996 . . . . . . . . . . . .       40,275
                   1997 . . . . . . . . . . . .       36,154
                   1998 . . . . . . . . . . . .       29,440
                   1999 . . . . . . . . . . . .       22,209
                   2000 and after . . . . . . .       69,008
                                                $    246,969

     Farmland and its subsidiaries are involved in various lawsuits incidental to the businesses. In the opinion of management, the ultimate resolution of these litigation issues will not have a material adverse effect on the Company's consolidated financial statements.

     The Company has certain throughput agreements, take-or-pay agreements, minimum quantity agreements, and minimum charge agreements for various raw material supplies and services through 1996. The Company's minimum obligations under such agreements are $1,248,000 in 1995 and $924,000 in 1996.

     The Company has been designated by the Environmental Protection Agency as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), at various National Priority List ("NPL") sites. In addition, the Company is aware of possible obligations associated with environmental matters at other sites, including sites where no claim or assessment has been made. The Company's probable and reasonably determinable obligations for resolution of environmental matters at NPL and other sites are estimated to be $7,164,000 and such amount has been accrued.

     The ultimate costs of resolving environmental matters are not quantifiable because many such matters are in preliminary stages and the timing and extent of actions which governmental authorities may ultimately require are unknown. It is possible that the costs of such resolution may be greater than the liabilities which, in the opinion of management, are probable and reasonably determinable at August 31, 1994. In the opinion of management, it is reasonably possible for such costs to approximate an additional $32,000,000.

     CFA has loans receivable from customers engaged in pork production operations and from cooperative associations which are guaranteed by Farmland. At August 31, 1994, such guarantees amounted to $5,868,000. In addition, Farmland has issued letters of credit to support borrowing arrangements of a subsidiary as described in note 6.

     At August 31, 1994, the Company was committed to expenditures for acquisition and completion of construction of plant and equipment aggregating approximately $19,000,000.


(11)      EMPLOYEE BENEFIT PLANS

     The Farmland Industries, Inc. Employee Retirement Plan ("the Plan") is a defined benefit plan covering substantially all employees of Farmland and its subsidiaries who meet minimum age and length-of-service requirements. Benefits payable under the Plan are based on years of service and the employee's average compensation during the highest four of the employee's last ten years of employment.

     The assets of the Plan are maintained in a trust fund. The majority of the Plan's assets are invested in common stocks, corporate bonds, United States Government securities and short-term investment funds.

     The Company's funding policy is to make the maximum annual contribution to the Plan's trust fund that can be deducted for federal income tax purposes.

     The Company charges pension cost as accrued based on actuarial valuation of the Plan.

     Components of the Company's pension cost are as follows:
                                                                              August 31
                                                                 1994            1993          1992
                                                                        (Amounts in Thousands)
    Service cost - benefits earned during the period  . . .   $    8,663      $    7,449   $    6,519
    Interest cost on projected benefit obligation   . . . .       15,292          12,134       11,332
    Actual return on Plan assets  . . . . . . . . . . . . .      (10,949)        (15,842)     (20,591)
    Net amortization and deferral   . . . . . . . . . . . .       (7,860)           (374)       4,027
       Pension expense  . . . . . . . . . . . . . . . . . .   $    5,146      $    3,367   $    1,287

     The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations at August 31, 1994 were 8.0% and 4.5%, respectively (8.5% and 5% at August 31, 1993, and 9% and 5% at August 31, 1992, respectively). The expected long-term rate of return on assets at August 31, 1994, 1993 and 1992 were 8.5%, 8.5% and 9%, respectively.

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheet at August 31, 1994 and
1993.  Such prepaid pension cost is based on the Plan's funded status as of May
31, 1994 and 1993.
                                                                                          August 31
                                                                                 1994               1993
                                                                                 (Amounts in Thousands)
Actuarial present value of benefit obligations:
     Vested benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .  $       148,648     $      123,061
     Nonvested benefits   . . . . . . . . . . . . . . . . . . . . . . . .            9,163              7,102
     Accumulated benefit obligation   . . . . . . . . . . . . . . . . . .  $       157,811     $      130,163
     Increase in benefits due to future compensation increases  . . . . .           53,533             51,633
     Projected benefit obligation   . . . . . . . . . . . . . . . . . . .  $       211,344     $      181,796
     Estimated fair value of Plan assets  . . . . . . . . . . . . . . . .          226,681            212,647
     Plan assets in excess of projected benefit obligation  . . . . . . .  $        15,337     $       30,851
     Unrecognized net loss from past experience different
          from that assumed and effects of changes
          in assumptions  . . . . . . . . . . . . . . . . . . . . . . . .           37,332             21,754
     Unrecognized net transition asset being
          recognized over 10 years  . . . . . . . . . . . . . . . . . . .             (933)            (1,866)
     Unrecognized prior service cost  . . . . . . . . . . . . . . . . . .            1,308              2,590
Prepaid pension cost at end of year . . . . . . . . . . . . . . . . . . .  $        53,044     $       53,329

     The Company provides group life insurance benefits for retired employees who were hired before January 1, 1988 and reach normal retirement age while working for the Company. Prior to 1994, the Company charged operations for the amount of an annual insurance premium paid for group life insurance covering both retired and active employees. In 1994, the cost of providing group life insurance for retired employees was not separable from the cost of providing group life insurance for active employees. For the years ended August 31, 1993 and 1992, such insurance premium were $1,178,000 and $783,000, respectively.

     In fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the effect was insignificant.

     Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits," was issued by the FASB in November 1992 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 112 establishes standards of accounting and reporting for the estimated cost of benefits provided to former or inactive employees. Management expects that the adoption of Statement 112 will not have a significant impact on the Company's consolidated financial statements.


(12)      INDUSTRY SEGMENT INFORMATION

     The Company's business is conducted within three general operating areas: cooperative farm supply operations, cooperative marketing operations and other operations. As a farm supply cooperative, the Company engages in manufacturing and wholesale distribution of input products of agricultural production. The Company's principal farm supply products are petroleum, crop production and feed.

     Petroleum products include gasoline, distillate, diesel fuel, propane, lube oils, grease and automotive parts and accessories. Products in the crop production area include nitrogen, phosphate and potash fertilizers, herbicides, insecticides and other farm chemicals. Feed products include a complete line of formulated feeds. Supply products are sold primarily at wholesale to local farm cooperatives.

     Marketing operations include pork and beef processing, marketing and the distribution of fresh meat products, ham, bacon, sausage, deli meats, Italian specialty meats and boxed beef, and the marketing and storage of grain.

     Other operations include convenience fuel and food stores, farm supply stores, finance company operations and services such as accounting, financial, management, environmental and safety, and transportation. See Note 2 of the Notes to Consolidated Financial Statements.

     The operating income (loss) of each industry segment includes the revenue generated on transactions involving products within that industry segment less identifiable and allocated expenses. In computing operating income (loss) of industry segments none of the following items has been added or deducted: interest expense, interest income, other income (deductions) or corporate expenses (included in the statements of operations as selling, general and administrative expenses), which cannot practicably be identified or allocated by industry segment. Operating income (loss) of industry segments for the years ended August 31, 1993 and 1992 have been restated for comparative purposes to exclude certain costs which were not identified to business segments in 1994 but which were identified to business segments in 1993 and 1992. Corporate assets include cash, investments in other cooperatives, the corporate headquarters of Farmland and certain other assets.

     Following is a summary of industry segment information as of and for the years ended August 31, 1994, 1993 and 1992. Export sales to unaffiliated customers from U.S. operations for the years ended August 31, 1994, 1993 and 1992 were $842,476,000, $690,215,000 and $188,710,000, respectively.

                                                                                                   Unallocated
                                                                     Cooperative                    Corporate
                               Cooperative Farm Supply               Marketing and                  Items and
                                        Crop                          Processing          Other    Inter-Segment
                           Petroleum  Production      Feed        Foods        Grain    Operations Eliminations  Consolidated

                                                         (Amounts in Thousands)

1994
Sales to unaffiliated
   customers  . . . . .   $855,479   $1,163,357   $527,864  $2,355,599   $1,627,156  $148,478   $     -0-  $6,677,933
Transfers between
  segments  . . . . . .      4,843        9,513      2,072       3,007          -0-       -0-     (19,435)        -0-
Total sales and
  transfers . . . . . .   $860,322   $1,172,870   $529,936  $2,358,606   $1,627,156  $148,478   $ (19,435) $6,677,933
Operating income
  (loss) of
  industry segments . .   $ 27,172   $  126,047   $ 17,019  $   20,634   $  (33,455) $ (2,368)             $  155,049
Equity in income (loss)
  of investees (note 4)   $    (41)  $   15,466   $    155  $   (4,404)  $      -0-  $   (298)             $   10,878
General corporate expenses                                                                                    (66,479)
Other corporate income                                                                                         26,281
Interest expense  . . .                                                                                       (51,485)
Minority interest . . .                                                                                         4,522
Income before income taxes and
   extraordinary item                                                                                      $   78,766
Identifiable assets at
   August 31, 1994  . .   $306,366   $  357,178   $ 92,767  $  395,159   $  341,367  $ 62,301              $1,555,138
Investment in and advances to
   investees  . . . . .   $    746   $   76,439   $  1,761  $   13,927   $      -0-  $  8,560   $     -0-  $  101,433
Corporate assets  . . .                                                                                       270,060
Total assets  . . . . .                                                                                    $1,926,631
Provision for depreciation and
   amortization   . . .   $  9,911   $   14,700   $  3,815  $   16,776   $    4,011  $  7,982   $   5,765  $   62,960
Capital expenditures (including
   $16,888,000 of capital assets
   of business
   acquired)  . . . . .   $ 14,399   $   14,136   $  4,508  $   19,040   $    6,256  $ 26,051   $   2,274  $   86,664

1993
Sales to unaffiliated
   customers  . . . . .   $887,389   $  884,811   $479,205  $1,412,634   $  953,521  $105,380   $     -0-  $4,722,940
Transfers between
   segments   . . . . .      5,591        7,970      2,330       3,496          -0-       -0-     (19,387)        -0-
Total sales
   and transfers  . . .   $892,980   $  892,781   $481,535  $1,416,130   $  953,521  $105,380   $ (19,387) $4,722,940
Operating income (loss) of
   industry segments  .   $ (4,602)  $   51,654   $ 20,676  $   16,485   $      104  $  2,262              $   86,579
Equity in income (loss)
   of investees
   (note 4)   . . . . .   $      2   $   (8,223)  $    (35) $   (3,306)  $      -0-  $   (832)             $  (12,394)
Provision for
   loss on disposition
   of assets (note 17)     (20,022)      (6,155)                (3,253)                                       (29,430)
General corporate expenses                                                                                    (57,721)
Other corporate income                                                                                         13,725
Interest expense  . . .                                                                                       (36,764)

Minority interest . . .                                                                                          (828)
(Loss) before income taxes and
  extraordinary item                                                                                       $  (36,833)
Identifiable assets at
  August 31, 1993. .      $308,731   $  324,956   $ 94,948  $  391,152   $  254,734  $ 35,986              $1,410,507

Investment in and advances to
   investees  . . . . .   $    526   $   72,166   $  1,572  $   18,686          -    $  3,553   $   1,606  $   98,109
Corporate assets  . . .                                                                                       211,365
Total assets  . . . . .                                                                                    $1,719,981
Provision for depreciation and
   amortization   . . .   $ 13,546   $   13,843   $  4,487  $   10,807   $    2,637  $  3,369   $   9,041  $   57,730
Capital expenditures (including
   $48,362,000 of capital assets
   of business
   acquired)  . . . . .   $ 35,629   $   17,972   $  6,590  $   73,561   $    1,894  $  3,613   $   7,341  $  146,600

1992
Sales to unaffiliated
   customers  . . . . .   $979,542   $  897,820   $445,338  $  850,103   $  155,169  $101,335   $     -0-  $3,429,307
Transfers between
   segments   . . . . .      5,727        9,744      2,531       4,064          -0-       -0-     (22,066)       -0-
Total sales
   and transfers  . . .   $985,269   $  907,564   $447,869  $  854,167   $  155,169  $101,335   $ (22,066) $3,429,307
Operating income (loss)
   of industry segments   $  8,241   $  111,907   $ 21,346$     25,162   $     (726) $ (5,018)             $  160,912
Equity in loss of investees
   (note 4)   . . . . .   $    (31)  $   (1,362)  $     15                           $   (963)             $   (2,341)
General corporate expenses                                                                                    (66,982)
Other corporate income                                                                                          6,880
Interest expense  . . .                                                                                       (27,965)
Income before income taxes
   and extraordinary item                                                                                  $   70,504
Identifiable assets at
   August 31, 1992  . .   $289,021   $  313,943   $ 76,300  $  201,726   $  173,376  $207,274              $1,261,640
Investment in and advances
   to investees   . . .   $    139   $   66,899   $  1,143  $    6,004   $    1,197  $  4,408              $   79,790
Corporate assets  . . .                                                                                       184,962
Total assets  . . . . .                                                                                    $1,526,392
Provision for depreciation
   and amortization   .   $ 12,269   $   14,888   $  3,013  $    9,051   $      613  $  4,513   $   6,437  $   50,784
Capital expenditures (including
   $47,977,000 of capital assets
   of business
   acquired)  . . . . .   $ 25,089   $   17,119   $  5,115  $   14,862   $   48,440  $ 11,141   $   6,165  $  127,931

(13)      SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

     Farmland extends credit to its customers on terms no more favorable than standard terms of the industries it serves. A substantial portion of Farmland's receivables are concentrated in the agricultural industry. Collections on these receivables may be dependent upon economic returns from farm crop and livestock production. The Company's credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts.

     Farmland maintains investments in and advances to cooperatives, cooperative banks and joint ventures from which it purchases products or services. A substantial portion of the business of these investees is dependent upon the agribusiness economic sector. See note 4 of the notes to consolidated financial statements.


(14)      DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates. Except as follows, the fair market value of the Company's financial instruments approximates the carrying value:

                                                  August 31, 1994                     August 31, 1993
                                             Carrying            Fair            Carrying            Fair
                                              Amount            Value             Amount             Value
                                                                     (Amounts in Thousands)
FINANCIAL ASSETS:
    Investment and long-term receivables:
         Notes receivable from investees,
          20% to 50% owned  . . . . . . .   $    48,955       $    45,414       $    60,204       $    58,111
         National Bank for Cooperatives .        28,786             ****             31,824             ****
         Other cooperatives:
             Equities . . . . . . . . . .        28,132             ****             22,877             ****
             Notes receivable . . . . . .        14,530            13,385            14,813            13,408
FINANCIAL LIABILITIES:
    Long-term debt:
         Subordinated certificates of investment,
         capital investment certificates and
         subordinated monthly
         interest certificates  . . . . .   $   280,111       $   284,523       $   255,770       $   287,168

     The estimated fair value of notes receivable has been determined by discounting future cash flows using a market interest rate.

     The estimated fair value of the subordinated debt certificates was calculated using the discount rate for subordinated debt certificates with similar maturities currently offered for sale.

****Investments in National Bank for Cooperatives and other cooperatives' equities which have been purchased are carried at cost and securities received as patronage refunds are carried at par value, less provisions for other than temporary impairment. The Company believes it is not practicable to estimate the fair value of these securities because there is no established market for these securities and it is inappropriate to estimate future cash flows which are largely dependent on future patronage earnings of the cooperatives.


(15)      RELATED PARTY TRANSACTIONS

     Farmland Hydro, L.P., Hyplains Beef, L.C. (50%-owned investees) and National Beef Packing Company, L.P. (a 58%-owned consolidated limited partnership) have credit agreements with various banks. Borrowings under these agreements are nonrecourse to Farmland and its other affiliates. Cash distributions by these entities to their owners are restricted by these credit agreements. To support the efforts of these entities to meet compliance provisions of their credit agreements, Farmland advances funds and provides management and administrative services to these entities, in certain instances, on terms less advantageous to Farmland than transactions conducted by Farmland in the ordinary course of its business. At August 31, 1994, Farmland's equity investments in and advances to these entities amounted to $132,613,000.


(16)      OTHER INCOME

     In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding Defendants' insurance coverage obligations for environmental remediation costs. In fiscal year 1994, the Company negotiated settlements with 20 insurance companies and as part of the settlements, the Company provided Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13,566,000 in 1994 and has included such amount in the caption "Other income" in the consolidated statement of operations for the year then ended.


(17)      PROVISION FOR LOSS ON DISPOSITION OF ASSETS

     At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for the year ended August 31, 1993 included a $20,022,000 provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment has been reduced by $20,022,000 in the consolidated balance sheets at August 31, 1993.
 The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated and the sale was not consummated.

     In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6,155,000 from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6,155,000 and a provision for this loss was included in the Company's consolidated statement of operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

     At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3,253,000 to an estimated disposal value.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (excluding commissions) to be incurred in connection with the issuance and distribution of the securities to be offered are estimated as follows and will be borne by the Company:

                                                          Estimated
         Item                                              Expense
    Federal and state registration fees . . . . . . . .  $    64,000
    State taxes and fees  . . . . . . . . . . . . . . .        1,000
    Printing and engraving  . . . . . . . . . . . . . .       14,000
    Accounting and legal  . . . . . . . . . . . . . . .       19,000
    Trustee fee . . . . . . . . . . . . . . . . . . . .       14,000
    Advertising and administration  . . . . . . . . . .      294,000
                                                         $   406,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

     Article VII of the Articles of Incorporation of Farmland reads as follows:

                          ARTICLE VII - INDEMNIFICATION

          Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

          Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation, the provisions of subsection
     (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Unregistered equities issued by Farmland during each of the years in the three-year period ended August 31, 1994 were as follows:

                                                                      Associate Member
                                       Common Stock                     Common Stock
                                    (Nondividend Bearing)           (Nondividend Bearing)         Capital
     Year Ended                        Par Value $25                    Par Value $25             Credits
      August 31                 Shares             Amount        Shares          Amount            Amount
         1994                      32,202       $     805,050     83,273    $   2,081,825   $     7,740,453
         1993                      46,993       $   1,174,825     11,348    $     283,700   $     1,947,119
         1992                      50,614       $   1,265,350     25,829    $     645,725   $    12,967,039


     Farmland issues common stock, associate member common stock and capital credits: 1) to satisfy one of the requirements of eligible persons for membership in the cooperative; 2) as the form of payment of the portion of patronage refunds not paid with cash; and, 3) upon conversion (to common stock, associate member common stock or capital credits) by holders of other types of these equities. Such conversions result from a change of membership status.

     See "The Company - Membership."

     In addition, in 1992, capital credits, exceeding the amount registered by $4,610,653 were issued in accordance with provisions of an exchange offer to other owners of Farmland Foods, Inc.

     Registration of such common stock, associate member common stock and capital credits issued to qualify eligible persons for membership in the cooperative and for payment of patronage refunds is not required under the Securities Act of 1933 (the "Act") under the provisions of Section 2(3) thereof, as there is "no sale" or "offer to sell" a security for value as those terms are used in Section 2(3).

     An exemption from registration under the Act of common stock, associate member common stock and capital credits issued upon conversion of other types of these equities is claimed under Section 3(a) 9 thereof for an exchange of securities by an issuer with its own security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)  EXHIBITS

The following exhibits and financial statement schedules are filed as a part of this Registration Statement.

Exhibit No.                            Exhibit

        UNDERWRITING AGREEMENT:

   1.A Underwriting Agreement between Farmland Industries, Inc. and Farmland Securities Company, dated December 6, 1989. (Incorporated by Reference
        - Form S-1 No. 33-56821 filed December 12, 1994)

        1.A(1) Amendment, dated December 5, 1994, to the agreement, dated December 6, 1989 between Farmland Industries, Inc. and
                  Farmland Securities Company.   (Incorporated by Reference -
                  Form S-1 No. 33-56821, filed December 12, 1994)

   1.B Sales Agency Agreement between Farmland Industries, Inc. and American Heartland Investment, Inc., dated December 29, 1993. (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12, 1994)

        ARTICLES OF INCORPORATION AND BYLAWS:

   3.A Articles of Incorporation and Bylaws of Farmland Industries, Inc. effective December 1, 1993. (Incorporated by Reference - Form 10-K, filed November 29, 1994)
        INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
INDENTURES:

   4.(i)A Trust Indenture dated November 20, 1981, as amended January 4, 1982, including specimen of Demand Loan Certificates. (Incorporated by Reference - Form S-1, No.2-75071, effective January 7, 1982)

   4.(i)B Trust Indenture dated November 8, 1984, as amended January 3, 1985, including specimen of 10-year Subordinated Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

        4.(i)B(1)      Amendment Number 2, dated December 3, 1991, to Trust
                       Indenture dated November 8, 1984 as amended January 3,
                       1985 covering Farmland Industries, Inc.'s 10-Year
                       Subordinated Capital Investment Certificates.
                       (Incorporated by Reference - Form SE, dated December 3,
                       1991)

   4.(i)C Trust Indenture dated November 8, 1984, as amended January 3, 1985, including specimen of 5-year Subordinated Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)
        4.(i)C(1)      Amendment Number 2, dated December 3, 1991, to Trust
                       Indenture dated November 8, 1984 as amended January 3,
                       1985 covering Farmland Industries, Inc.'s 5-Year
                       Subordinated Capital Investment Certificates.
                       (Incorporated by Reference - Form SE, dated December 3,
                       1991)

   4.(i)D Trust Indenture dated November 8, 1984, as amended January 3, 1985 and November 20, 1985, including specimen of 10-year Subordinated Monthly Income Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

   4.(i)E Trust Indenture dated November 11, 1985 including specimen of the 5-year Subordinated Monthly Income Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 33-1970, effective December 31, 1985)

        INSTRUMENTS DEFINING RIGHTS OF OWNERS OF INDEBTEDNESS NOT REGISTERED:

   4.(ii)A Trust Indenture dated November 8, 1984, as amended January 3, 1985, including specimen of 20-year Subordinated Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

        4.(ii)A(1)     Amendment Number 2, dated December 3, 1991, to Trust
                       Indenture dated November 8, 1984 as amended January 3,
                       1985 covering Farmland Industries, Inc.'s 20-Year
                       Subordinated Capital Investment Certificates.
                       (Incorporated by Reference - Form SE, dated December 3,
                       1991)

   4.(ii)B Credit Agreement among Farmland Industries, Inc., as Borrower, ABN Amro Bank N.V., The Bank of Nova Scotia, Boatmen's First National Bank of Kansas City, The Chase Manhattan Bank, N.A., Commerce Bank of Kansas City, N.A., NBD Bank, N.A., as Banks and The National Bank for Cooperatives, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as Banks and as Co-Agents, dated May 19, 1994, (the "Syndicated Credit Facility"). (Incorporated by Reference - Form 10-Q filed July 14,
             1994)

        4.(ii)B(1)     List identifying contents of all omitted schedules
                       referenced in and not filed with, the Syndicated Credit
                       Facility, dated May 19, 1994.  (Incorporated by Reference
                       - Form 10-Q, filed July 14, 1994)

   5.   Opinion re Legality and Other Matters

        MATERIAL CONTRACTS:

             LEASE CONTRACTS:

  10.(i)A The First National Bank of Chicago, not individually but solely as Trustee for AT&T Commercial Finance Corporation, The Boatmen's National Bank of St. Louis, Firstier Bank, N.A. and Norwest Bank Minnesota, National Association and Farmland Industries, Inc. consummated a leveraged lease in the amount of $73,153,000 dated September 6, 1991. (Incorporated by Reference - Form SE, filed December 3, 1991)

  10.(i)B The First National Bank of Commerce as Trustee for General Electric Credit Corporation as Beneficiary and Farmland Industries, Inc. consummated a leveraged lease in the amount of $51,909,257.90 dated March 17, 1977. (Incorporated by Reference - Form S-1, No.2-60372, effective December 22, 1977)

        MANAGEMENT REMUNERATIVE PLANS:

  10.(ii)(A)(1)   Annual Employee Variable Compensation Plan (September 1, 1994
                  - August 31, 1995). (Incorporated by Reference - Form 10-K, filed November 29, 1994)

  10.(ii)(A)(2)   Farmland Industries, Inc. Management Long-Term Incentive Plan
                  (Effective September 1993) (Incorporated by Reference - Form
                  10-K, filed November 29, 1993).

  12.   Computation of Ratios

  21.   Subsidiaries of the Registrant

        CONSENTS OF EXPERTS AND COUNSEL:

  23.A  Independent Auditors' Consent and Report on Schedules

  23.B  Consent of Legal Counsel

  23.C  Consent of Special Tax Counsel
  23.D  Consent of Qualified Independent Underwriter

  24 Power of Attorney (Incorporated by Reference - Form 10-K, filed November 29, 1994)

  25.A Statement of Eligibility of Trustee and Qualification of UMB Bank, National Association Trustee, Form T-1. (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12, 1994)

  25.B Statement of Eligibility of Trustee and Qualification of Commerce Bank of Kansas City, National Association as Trustee, Form T-1. (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12,
        1994)

(B)  FINANCIAL STATEMENT SCHEDULES

          Farmland Industries, Inc. and Subsidiaries for each of the years in the three-year period ended August 31, 1994:
                                                          Page

          II--Amounts Receivable from Related Parties . . II-9

          V--Property, Plant and Equipment  . . . . . .  II-10

          VI--Accumulated Depreciation and
              Amortization of
             Property, Plant and Equipment  . . . . . .  II-13

          IX--Short-term Borrowings . . . . . . . . . .  II-16

          X--Supplementary Income
             Statement Information  . . . . . . . . . .  II-16


     All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement, or any material change to such information in the registration statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, FARMLAND INDUSTRIES, INC. HAS DULY CAUSED THIS FORM S-1 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF KANSAS CITY, STATE OF MISSOURI ON OCTOBER 2, 1995.

                                    FARMLAND INDUSTRIES, INC.


                                    BY             H. D. CLEBERG
                                                   H. D. Cleberg
                                       President and Chief Executive Officer


                                    BY            JOHN F. BERARDI
                                                  John F. Berardi
                                            Executive Vice President and
                                              Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED FOR THE FOLLOWING PERSONS ON THE DATE INDICATED PURSUANT TO VALID POWER OF ATTORNEY EXECUTED ON OCTOBER 19, 1994.

               Signature                   Title                 Date


           ALBERT J. SHIVLEY            Chairman of Board,   October 2, 1995
           Albert J. Shivley            Director


             OTIS H. MOLZ               Vice Chairman of
             Otis H. Molz                  Board,            October 2, 1995
                                         Director


           LYMAN ADAMS, JR.               Director           October 2, 1995
              Lyman Adams


          RONALD J. AMUNDSON              Director           October 2, 1995
          Ronald J. Amundson


          BAXTER ANKERSTJERNE             Director           October 2, 1995
          Baxter Ankerstjerne


              JODY BEZNER                 Director           October 2, 1995
              Jody Bezner


           RICHARD L. DETTEN              Director           October 2, 1995
           Richard L. Detten


             STEVEN ERDMAN                Director           October 2, 1995
             Steven Erdman


             WARREN GERDES                Director           October 2, 1995
             Warren Gerdes


             BEN GRIFFITH                 Director           October 2, 1995

             Ben Griffith


             GAIL D. HALL                 Director           October 2, 1995
             Gail D. Hall


                                          Director           October 2, 1995
            Jerome Heuertz


             BARRY JENSEN                 Director           October 2, 1995
             Barry Jensen


             GREG PFENNING                Director           October 2, 1995
             Greg Pfenning


            VONN RICHARDSON               Director           October 2, 1995
            Vonn Richardson


             MONTE ROMOHR                 Director           October 2, 1995
             Monte Romohr


              JOE ROYSTER                 Director           October 2, 1995
              Joe Royster


            PAUL RUEDINGER                Director           October 2, 1995
            Paul Ruedinger


          RAYMOND J. SCHMITZ              Director           October 2, 1995
          Raymond J. Schmitz


         THEODORE J. WEHRBEIN             Director           October 2, 1995
         Theodore J. Wehrbein


            ROBERT ZINKULA                Director           October 2, 1995
            Robert Zinkula



                    FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

           SCHEDULE II--AMOUNTS RECEIVABLE FROM RELATED PARTIES

           FOR THE YEARS ENDED AUGUST 31, 1994, 1993 AND 1992

                                          Balance at                          Deductions          Balance at
                                        the Beginning                    Amounts      Amounts       the End
  Name of Debtor                        of the Period     Additions      Collected  Written Off  of the Period
                                                                (Amounts in Thousands)
AUGUST 31, 1994
  S.F. Industries(a)  . . . . . . . . . .  $    450   $    2,000     $   2,450       $    -0-     $      -0-
  Hyplains Beef(b)  . . . . . . . . . . .  $  6,126   $   17,744     $     -0-       $    -0-     $   23,870

AUGUST 31, 1993
  S.F. Industries   . . . . . . . . . . .  $    950   $      -0-     $     500       $    -0-     $      450
  Hyplains Beef   . . . . . . . . . . . .  $  4,348   $    1,778     $     -0-       $    -0-     $    6,126

AUGUST 31, 1992
  S.F. Industries   . . . . . . . . . . .  $    -0-   $    3,950     $   3,000       $    -0-     $      950
  Hyplains Beef   . . . . . . . . . . . .  $    -0-   $    4,348     $     -0-       $    -0-     $    4,348


(a) Farmland has a $5,000,000 commitment to S.F. Industries, L.L.C. to fund working capital requirements, interest on the working capital loan, calculated at the LIBOR rate plus .50% is payable on the last day of September, December, March and June.

(b) Farmland purchases cattle for the day-to-day operations of its 50% owned venture, Hyplains Beef L.C. This receivable is non-interest bearing.


                            FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                             SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                                FOR THE YEAR ENDED AUGUST 31, 1994

                                                                                        Other
                                                                                        Charges     Balance
                                             September 1,  Additions    Retirements      Add/      August 31,
Classification                                    1993      at Cost      or Sales      (Deduct)       1994
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $     11,825  $     2,214  $        16  $      (409) $     13,614
Site Improvements . . . . . . . . . . . .         26,877        1,524          129          375        28,647
Buildings         . . . . . . . . . . . .        215,420        7,814        1,523        3,056       224,767
Machinery and Equipment . . . . . . . . .        678,784       61,997       12,976      (11,122)      716,683
Automotive Equipment  . . . . . . . . . .         46,807        8,349        8,617       19,447        65,986
Furniture and Fixtures  . . . . . . . . .         45,405        7,982        4,236         (538)       48,613
Livestock         . . . . . . . . . . . .          4,373        1,968        1,639         (776)        3,926
Mining Properties . . . . . . . . . . . .          3,119          -0-          -0-          -0-         3,119
Leasehold Improvements  . . . . . . . . .         12,149        2,716          -0-          220        15,085
Capital Lease     . . . . . . . . . . . .         52,342        1,691        2,955         (122)       50,956
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .         57,242      (26,479)         -0-          -0-        30,763

     Total Property, Plant
          and Equipment   . . . . . . . .   $  1,154,343  $    69,776  $    32,091  $    10,131  $  1,202,159


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

                                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                                   SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                                      FOR THE YEAR ENDED AUGUST 31, 1993

                                                                                       Other
                                              Balance                                 Charges       Balance
                                            September 1,   Additions   Retirements      Add/      August 31,
     Classification                             1992        at Cost      or Sales    (Deduct)        1993
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $     11,437  $       880  $     1,043  $       551  $     11,825
Site Improvements . . . . . . . . . . . .         15,308       10,087           96        1,578        26,877
Buildings         . . . . . . . . . . . .        193,215       34,531        9,806       (2,520)      215,420
Machinery and Equipment . . . . . . . . .        593,014       77,998       11,409       19,181       678,784
Automotive Equipment  . . . . . . . . . .         46,324        6,459        2,032       (3,944)       46,807
Furniture and Fixtures  . . . . . . . . .         37,850        7,251        1,491        1,795        45,405
Livestock         . . . . . . . . . . . .            -0-          -0-          -0-        4,373         4,373
Mining Properties. . . . . . . . . . . .          26,569          217          -0-      (23,667)        3,119
Leasehold Improvements. . . . . . . . .           10,215        5,745          158       (3,653)       12,149
Fertilizer Properties. . . . . . . . . .          48,695          -0-          -0-      (48,695)          -0-
Capital Lease. . . . . . . . . . . .                 -0-          -0-          -0-       52,342        52,342
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .         53,812        3,432          -0-           (2)       57,242

     Total Property, Plant
          and Equipment   . . . . . . . .   $  1,036,439  $   146,600  $    26,035  $    (2,661) $  1,154,343


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.



                                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                                   SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                                      FOR THE YEAR ENDED AUGUST 31, 1992

                                                                                       Other
                                              Balance                                 Charges       Balance
                                            September 1,   Additions    Retirements    Add/       August 31,
     Classification                             1991        at Cost      or Sales    (Deduct)        1992
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $     12,560  $     2,618  $     3,534  $      (207) $     11,437
Site Improvements . . . . . . . . . . . .         19,751          425        6,146        1,278        15,308
Buildings         . . . . . . . . . . . .        154,062       50,132       10,217         (762)      193,215
Machinery and Equipment . . . . . . . . .        711,751       35,653      151,368       (3,022)      593,014
Automotive Equipment  . . . . . . . . . .         44,328        8,071        5,852         (223)       46,324
Furniture and Fixtures  . . . . . . . . .         37,166        5,462        5,264          486        37,850
Mining Properties . . . . . . . . . . . .         82,672          -0-       54,826       (1,277)       26,569
Leasehold Improvements  . . . . . . . . .          9,465          749          -0-            1        10,215
Fertilizer Properties . . . . . . . . . .         49,544          -0-          849          -0-        48,695
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .         35,207       24,821        4,574       (1,642)       53,812

     Total Property, Plant
          and Equipment   . . . . . . . .   $  1,156,506  $   127,931  $   242,630  $    (5,368) $  1,036,439


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

                              FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

           SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY,
                          PLANT AND EQUIPMENT

                                      FOR THE YEAR ENDED AUGUST 31, 1994

                                                            Additions
                                                           Charged to                   Other
                                              Balance      Profit and    Retirements,  Charges     Balance
                                            September 1,    Loss of      Renewals and     Add/     August 31,
     Classification                             1993         Income    Replacements      (Deduct)    1994
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $        154  $         1  $       -0-  $       -0-  $        155
Site Improvements . . . . . . . . . . . .         12,707        1,337           91           (7)       13,946
Buildings         . . . . . . . . . . . .         76,426        8,950          820        2,740        87,296
Machinery and Equipment . . . . . . . . .        453,705       28,449       4,472        (2,215)      475,467
Automotive Equipment  . . . . . . . . . .         36,062        4,356        3,623        9,626        46,421
Furniture and Fixtures  . . . . . . . . .         27,855        7,361        3,227          162        32,151
Livestock         . . . . . . . . . . . .          1,768        1,396        1,013         (362)        1,789
Mining Properties . . . . . . . . . . . .            192           19          -0-          -0-           211
Leasehold Improvements  . . . . . . . . .          3,847        1,323          -0-          213         5,383
Capital Lease     . . . . . . . . . . . .         37,249        3,350        2,429         (120)       38,050
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .            -0-          -0-          -0-          -0-           -0-

     Totals       . . . . . . . . . . . .   $    649,965  $    56,542  $    15,675  $    10,037  $    700,869


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.


     NOTE:  The following percentages are used for computing depreciation:

                    Land Improvements   . . . . . . 6 to 10%
                    Site Improvements   . . . . . . 3 to 30%
                    Buildings   . . . . . . . . . . 2 to 10%
                    Machinery and Equipment   . . . 3 to 20%
                    Automotive Equipment  . . . .  10 to 33%
                    Furniture and Fixtures  . . .  10 to 20%
                    Livestock   . . . . . . . . .  25 to 50%
                    Mining Properties   . . . . . . 4 to 21%
                    Leasehold Improvements  . . . . 4 to  6%
                    Capital Lease   . . . . . . . . 6 to  7%



                    FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

            SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF
                         PROPERTY, PLANT AND EQUIPMENT


                                      FOR THE YEAR ENDED AUGUST 31, 1993

                                                           Additions
                                                           Charged to                  Other
                                              Balance      Profit and   Retirements,  Charges     Balance
                                            September 1,    Loss of    Renewals and     Add/      August 31,
     Classification                             1992         Income    Replacements   (Deduct)        1993
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $        153  $         1  $       -0-  $       -0-  $        154
Site Improvements . . . . . . . . . . . .         10,377        2,439           94          (15)       12,707
Buildings         . . . . . . . . . . . .         69,907        7,832          875         (438)       76,426
Machinery and Equipment(a)  . . . . . . .        418,331       28,720       10,499       17,153       453,705
Automotive Equipment  . . . . . . . . . .         32,827        4,366        1,474          343        36,062
Furniture and Fixtures  . . . . . . . . .         21,537        6,398        1,333        1,253        27,855
Livestock         . . . . . . . . . . . .                                                 1,768         1,768
Mining Property . . . . . . . . . . . . .                                                   192           192
Leasehold Improvements  . . . . . . . . .          3,211          872           11         (225)        3,847
Fertilizer Properties . . . . . . . . . .         34,094        3,199           78      (37,215)          -0-
Capital Lease     . . . . . . . . . . . .                                                37,249        37,249
Construction and Acquisitions
     in Progress(b)   . . . . . . . . . .            -0-          -0-          -0-          -0-           -0-


     Totals       . . . . . . . . . . . .   $    590,437  $    53,827  $    14,364  $    20,065  $    649,965


(a) Based on negotiations with potential purchasers, the carrying values of the Coffeyville, Kansas refinery and a dragline were reduced by adjusting accumulated depreciation by $17,622,000 and $6,155,000, respectively.

(b) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

     NOTE:  The following percentages are used for computing depreciation:

                    Land Improvements   . . . . . . 6 to 10%
                    Site Improvements   . . . . . . 3 to 30%
                    Buildings   . . . . . . . . . . 2 to 10%
                    Machinery and Equipment. .     .3 to 20%
                    Automotive Equipment. . .     .10 to 33%
                    Furniture and Fixtures. .     .10 to 20%
                    Livestock. . . . . . . .      .25 to 50%
                    Mining Properties   . . . . . . 4 to 21%
                    Leasehold Improvements  . . . . 4 to  6%
                    Fertilizer Properties   . . . . 6 to  7%
                    Capital Lease   . . . . . . . . 6 to  7%



                    FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES


    SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT
                  AND EQUIPMENT


                                      FOR THE YEAR ENDED AUGUST 31, 1992

                                                            Additions
                                                           Charged to                    Other
                                              Balance      Profit and   Retirements,    Charges    Balance
                                            September 1,    Loss of    Renewals and      Add/      August 31,
     Classification                             1991         Income    Replacements    (Deduct)        1992
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $        153  $         1  $       -0-  $        (1) $        153
Site Improvements . . . . . . . . . . . .         13,666          676        3,968            3        10,377
Buildings         . . . . . . . . . . . .         72,369        5,810        8,261          (11)       69,907
Machinery and Equipment . . . . . . . . .        488,684       29,592       98,262       (1,683)      418,331
Automotive Equipment  . . . . . . . . . .         32,293        3,149        2,626           11        32,827
Furniture and Fixtures  . . . . . . . . .         22,075        3,738        5,486        1,210        21,537
Leasehold Improvements  . . . . . . . . .          2,375          836          -0-          -0-         3,211
Fertilizer Properties . . . . . . . . . .         34,066        3,591        3,563          -0-        34,094
Construction and Acquisitions in
     Progress(a)  . . . . . . . . . . . .            113          -0-          -0-         (113)          -0-


     Totals       . . . . . . . . . . . .   $    665,794  $    47,393  $   122,166  $      (584) $    590,437


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

     NOTE:  The following percentages are used for computing depreciation:

                    Land Improvements   . . . . . . 6 to 10%
                    Site Improvements   . . . . . . 3 to 30%
                    Buildings   . . . . . . . . . . 2 to 10%
                    Machinery and Equipment. . .    3 to 20%
                    Automotive Equipment. . .     .10 to 33%
                    Furniture and Fixtures.      ..10 to 20%
                    Leasehold Improvements. . .    .4 to  6%
                    Fertilizer Properties   . . . . 6 to  7%




                                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                                      SCHEDULE IX--SHORT-TERM BORROWINGS


                                                                                                   Weighted
                                                                         Maximum      Average       Average
                                                                         Amount       Amount       Interest
                                              Balance       Weighted   Outstanding  Outstanding      Rate
     Category of Aggregate                     End of       Average      During       During      During the
     Short-Term Borrowings                     Period    Interest Rate the Period   the Period    Period (1)
                                                                     (Amounts in Thousands)
August 31, 1994:
Demand Loan Certificates  . . . . . . . .   $      23,158     4.3%     $     39,873   $    28,299    3.9%
Bank Debt         . . . . . . . . . . . .   $     281,886     5.2%     $    417,446   $   302,500    4.2%

August 31, 1993:
Demand Loan Certificates  . . . . . . . .   $      29,860     3.8%     $     46,403   $    35,002    4.3%
Bank Debt         . . . . . . . . . . . .   $     268,783     4.1%     $    370,726   $   348,230    4.2%

August 31, 1992:
Demand Loan Certificates  . . . . . . . .   $      43,084     5.5%     $     58,684   $    50,516    6.3%
Bank Debt         . . . . . . . . . . . .   $     200,072     4.5%     $    200,822   $   174,397    5.3%

(1) The weighted average interest rate was calculated by dividing an interest amount on short-term borrowings by the average daily balance of short-term borrowings during the period.





                  SCHEDULE X--SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                        Charged to Costs and Expenses
                                         For the Year Ended August 31

                                        1994          1993         1992
                                                (Amounts in Thousands)
1.Maintenance and repairs. .            $58,730        $61,273       $50,252

    NOTE: All other items required by Schedule X are excluded as such items are less than one (1) percent of total sales for each of the years presented.









                                            EXHIBIT 23.C


                         CONSENT OF SPECIAL TAX COUNSEL

Farmland Industries, Inc.:


We consent to the references to our firm in the Prospectus filed as part of this Post-Effective Amendment No. 1 to this Registration Statement No. 33-56821.




                                                BRYAN CAVE


October 2, 1995